CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of each class of securities offered	Offering Price	Registration Fee(1)
6.50% Mandatory Convertible Preferred Stock	$2,139,000,000	$65,667.30

(1) Calculated in accordance with Rule 457(r).
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140778

PROSPECTUS SUPPLEMENT
(To prospectus dated February 20, 2007)

1,860,000 Shares

Mylan Inc.
6.50% Mandatory Convertible Preferred Stock

We are offering 1,860,000 shares of our 6.50% mandatory convertible preferred stock.

We will pay annual dividends on each share of our mandatory convertible preferred stock at a rate of 6.50% per share on the initial liquidation preference thereof of $1,000.00 per share. Dividends will accrue and cumulate from the date of issuance and, to the extent that we are legally permitted to pay dividends and our board of directors declares a dividend payable, we will pay dividends in cash, common stock or a combination thereof, on February 15, May 15, August 15 and November 15 of each year through and including November 15, 2010. The first dividend payment will be made on February 15, 2008, in the expected amount of $15.53 per share of our mandatory convertible preferred stock, which reflects the time period from the expected date of issuance to February 15, 2008.

Each share of our mandatory convertible preferred stock has a liquidation preference of $1,000.00, plus accrued, cumulated and unpaid dividends. Each share of our mandatory convertible preferred stock will automatically convert on November 15, 2010, into between 58.5480 and 71.4286 shares of our common stock, subject to anti-dilution adjustments, depending on the average daily closing price per share of our common stock over the 20 trading day period ending on the third trading day prior to such date. At any time prior to November 15, 2010, holders may elect to convert each share of our mandatory convertible preferred stock into 58.5480 shares of common stock, subject to anti-dilution adjustments.

Prior to this offering, there has been no public market for our mandatory convertible preferred stock. Our mandatory convertible preferred stock has been approved for listing on the New York Stock Exchange under the symbol “MYLPrA”, subject to official notice of issuance and satisfaction of its minimum listing standards. Our common stock is listed on the New York Stock Exchange under the symbol “MYL.” The last reported sale price of our common stock on November 13, 2007 was $14.35 per share.

Concurrently with this offering of mandatory convertible preferred stock, we are offering 53,500,000 shares of our common stock (61,525,000 shares if the underwriters exercise their overallotment option in full). The common stock will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation to buy any of our common stock. This offering is not conditioned upon the successful completion of the common stock offering.

Investing in our mandatory convertible preferred stock involves risks.  See “Risk Factors” beginning on page S-16.

	Per Share	Total

Public offering price	$1,000	$1,860,000,000
Underwriting discount	$30	$55,800,000
Proceeds before expenses, to us	$970	$1,804,200,000

The underwriters may also purchase up to an additional 279,000 of our 6.50% mandatory convertible preferred stock from us at the public offering price, less the underwriting discount, within 30 days following the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about November 19, 2007.

Merrill Lynch & Co.	Goldman, Sachs & Co.

Citi
JPMorgan
Cowen and Company
Banc of America Securities LLC
Mitsubishi UFJ Securities

The date of this prospectus supplement is November 13, 2007.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a shelf registration process. Under this shelf process, we may, from time to time, sell securities in one or more offerings. In this prospectus supplement, we provide you with specific information about the shares of our mandatory convertible preferred stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our mandatory convertible preferred stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page ii of the accompanying prospectus and “Where You Can Find More Information” before investing in our mandatory convertible preferred stock.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or which we or the underwriters provide to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CHANGE OF NAME AND FISCAL YEAR

We amended our articles of incorporation to change our name from Mylan Laboratories Inc. to Mylan Inc., effective as of October 2, 2007.

On October 2, 2007, we also amended our bylaws to change our fiscal year. Our fiscal year previously commenced April 1 and ended March 31. Our fiscal year will now begin on January 1 and end on December 31. As a result of this change, we will be required to file a transition report on Form 10-K for the nine-month period ending December 31, 2007 and will thereafter report based on our changed fiscal year. The historical information for Mylan that is incorporated by reference in this prospectus supplement and the accompanying prospectus for periods through September 30, 2007 is based on fiscal years ended March 31.

FINANCIAL INFORMATION OF MERCK GENERICS AND EXCHANGE RATE INFORMATION

The generic pharmaceutical business, or Merck Generics, we acquired from Merck KGaA has a fiscal year end of December 31. The unaudited pro forma condensed combined financial information included and incorporated by reference in this prospectus supplement for the year ended March 31, 2007 is derived from the audited Mylan historical financial information for the year ended March 31, 2007, incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K, the unaudited Matrix historical financial information for the nine months ended December 31, 2006 which is incorporated by reference in this prospectus supplement from our Current Report on Form 8-K/A filed on February 20, 2007 and the audited Merck Generics historical financial information for the year ended December 31, 2006 which is incorporated by reference in this prospectus supplement from our Current Report on Form 8-K/A filed on November 1, 2007. Similarly, the unaudited pro forma condensed combined financial information for the six months ended September 30, 2007 which is included and incorporated by reference in this prospectus supplement is derived from the unaudited Mylan interim financial information for the six months ended September 30, 2007 incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q and the unaudited Merck Generics interim financial information for the six months ended June 30, 2007 incorporated by reference in this prospectus supplement from our Current Report on Form 8-K/A filed on November 1, 2007. The financial statements of Merck Generics incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, or IFRS, and are reported in Euros. For purposes of the pro forma information included herein, all amounts have been converted into amounts prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the Euro. This information is provided solely for your information, and we do not represent that Euros could be converted into U.S. dollars at these rates or at any other rate.

The data provided in the following table is expressed in U.S. dollars per Euro and is based on noon buying rates published by the Federal Reserve Bank of New York for the Euro. On October 31, 2007 the exchange rate was €1.00 = $1.4468.

Annual Data	Period End(1)	Average(2)

2004	$1.3538	$1.2438
2005	1.1842	1.2449
2006	1.3197	1.2563
2006 interim (through June 30)	1.2779	1.2309
2007 (through June 30)	1.3520	1.3300

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)	The average rates for the interim and annual periods were calculated by taking the simple average of the daily noon buying rates of each business day in the period, as published by the Federal Reserve Bank of New York.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus supplement regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, is based on published industry sources, subscription services and our estimates. Our estimates are based on information obtained from our customers, suppliers, trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus supplement. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar data included in this prospectus supplement, and estimates and beliefs based on that data, may not be reliable. We cannot guarantee the accuracy or completeness of such information contained in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking information about us is intended to be covered by the safe harbor to “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus supplement or the accompanying prospectus or may be incorporated in this prospectus supplement or the accompanying prospectus by reference to other documents and may include statements for the period following the completion of this transaction. Our representatives may also make forward-looking statements. When used in this document, the words “anticipate,” “may,” “can,” “could,” “continue,” “plan,” “feel,” “forecast,” “believe,” “estimate,” “expect,” “project,” “potential,” “intend,” “likely,” “will,” “should,” “would,” “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to us, our management or the Transactions (as defined below) are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties, including the risks described under “Risk Factors” in this prospectus supplement as well as under “Risk Factors” in our Annual Report on Form 10-K for the period ended March 31, 2007, and our Quarterly Report on Form 10-Q for the period ended September 30, 2007, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Some of these risks and uncertainties include, but are not limited to:

•	risks relating to the integration of Merck Generics and the failure to achieve anticipated cost savings;

•	risks related to our rapid growth;

•	risks related to us being a global business;

•	risks of us not being able to commercialize new products on a timely basis;

•	challenges by tax regulators of our transfer pricing arrangements;

•	market acceptance of new products or of existing products in new markets;

•	risks related to product or market concentration;

•	regulatory delays and uncertainties;

•	new and existing legislation affecting our business;

•	unsuccessful research and development;

•	risks related to our substantial indebtedness;

•	supplier concentration;

•	risk in migrating from the “Merck” name and transitional services provided by Merck KGaA;

•	concentration of manufacturing facilities;

•	litigation, including product liability claims and patent litigation;

•	loss of key senior management or scientific staff;

•	macroeconomic conditions and general industry conditions, such as the competitive environment of the generic pharmaceutical industry;

•	changes in political, social or economic circumstances in the markets where we operate;

•	labor relations;

•	fluctuations in interest rates or foreign currency exchange rates and other adverse financial market conditions;

•	changes in tax and other laws;

•	our ability to protect our intellectual property;

•	pricing pressures from reimbursement policies of private managed care organizations and other third-party payors, including government sponsored health systems;

•	the continued consolidation of the distribution network through which we sell our products, including wholesale drug distributors and the growth of large retail drug store chains;

•	government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with which we do business to obtain necessary regulatory approvals;

•	our ability to successfully complete the implementation of a new enterprise resource planning system in the U.S. without disrupting our business;

•	our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing and marketing new products, obtain regulatory approval and customer acceptance of those products, and continued customer acceptance of our existing products; and

•	other risks detailed from time-to-time in our periodic reports filed with the SEC, our financial statements and other investor communications.

Actual results or performance by us could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations or financial condition of the company. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our mandatory convertible preferred stock. You should read this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein and therein carefully, especially the risks of investing in our mandatory convertible preferred stock discussed in “Risk Factors” below and in the incorporated documents.

On October 2, 2007, we acquired the generics businesses, or Merck Generics, of Merck KGaA, which we refer to as the Acquisition. In this prospectus supplement, we refer to the initial borrowings under the senior secured credit agreement and the senior unsecured interim loan agreement, both dated October 2, 2007, to finance the Acquisition as the “Financings.”

In this prospectus supplement, except as otherwise indicated, (i) “the Company,” “Mylan,” “we,” “our,” and “us” refer to Mylan Inc. (formerly Mylan Laboratories Inc.) and its consolidated subsidiaries (which includes Merck Generics, from October 2, 2007 and Matrix from January 8, 2007) and (ii) “Matrix” refers to Matrix Laboratories Limited, in which we acquired a controlling interest on January 8, 2007. References herein to pro forma mean after giving effect to the acquisition of Merck Generics and the controlling interest in Matrix, as further described under “Unaudited Pro Forma Condensed Combined Financial Information” herein.

Overview

We are a leading pharmaceutical company and have developed, manufactured, marketed, licensed and distributed high quality generic, branded and branded generic pharmaceutical products for more than 45 years. As a result of our recent acquisitions of Merck Generics and a controlling interest in Matrix earlier this year, we are the third largest generic pharmaceutical company in the world based on 2006 combined calendar year revenues, a leader in branded specialty pharmaceuticals and the second largest active pharmaceutical ingredient, or API, manufacturer with respect to the number of drug master files, or DMFs, filed with regulatory agencies. We currently employ more than 11,000 people globally and have sales in over 90 countries. We hold a leading sales position in four of the world’s six largest generic pharmaceutical markets: the United States, the United Kingdom, France and Japan, and we also hold leading sales positions in several other key generics markets, including Australia, Belgium, Italy, Portugal and Spain. Our product portfolio is among the largest of all generic pharmaceutical companies, consisting of approximately 570 products in a broad range of therapeutic areas. In addition, we have a significant product pipeline, with more than 255 regulatory applications or dossiers pending approval with regulatory agencies worldwide. Our acquisition of a controlling interest in Matrix provides us with lower cost API supply and a vertically integrated platform. We have extensive research and development capabilities, with 11 sites around the world, and extensive manufacturing capabilities, with the capacity to manufacture more than 45 billion finished doses of pharmaceutical products per year. On a pro forma basis for the fiscal year ended March 31, 2007, we had total net revenues of approximately $4.1 billion.

We achieved our position as one of the leaders in the U.S. generic pharmaceutical industry through our success in obtaining Abbreviated New Drug Application, or ANDA, approvals, our reputation for quality and our ability to consistently deliver large scale commercial volumes to our customers. With the addition of Merck Generics and Matrix, we have created a horizontally and vertically integrated platform with global scale, a diversified product portfolio and an expanded range of capabilities that position us well for the future. We expect that as a result of these acquisitions we will be less dependent on any single market or product and will be able to compete more effectively on a global basis.

We derive the majority of our U.S. generic product revenues through our subsidiary, Mylan Pharmaceuticals Inc., or MPI. These revenues are derived from approximately 170 products, primarily solid oral dosage pharmaceuticals, in approximately 50 therapeutic areas. Another of our subsidiaries, UDL Laboratories, Inc., or UDL, is the largest re-packager in the United States of pharmaceuticals in unit dose formats, which are used primarily in hospitals, nursing homes and other institutional settings. Our U.S.

generics business is further augmented by our subsidiary, Mylan Technologies Inc., or MTI, which is a leader in transdermal drug delivery systems and focuses on the research, development, manufacturing and supply of both brand and generic transdermal products both in the United States and internationally.

Our generic pharmaceutical revenues outside of the United States are primarily derived from Merck Generics, which we acquired on October 2, 2007. Merck Generics consists of a number of former subsidiaries of Merck KGaA, a 300-year-old global chemicals and pharmaceuticals company. Merck Generics, formed in 1984, has sales in more than 90 countries and was the world’s third largest generic pharmaceutical business based on 2006 calendar year revenues of €1.8 billion ($2.3 billion). Merck Generics has more than 400 products and approximately 70% of its generic pharmaceutical revenues in calendar year 2006 were generated from countries where it has a top three market share position. Through Merck Generics, we gained a strong presence in some of the world’s most important generic pharmaceuticals markets, including France, Germany, the United Kingdom, Japan, Canada and Australia. As part of the Acquisition, we received a right to purchase for a period of two years from the closing of the Acquisition, for actual costs incurred to separate such businesses, Merck KGaA’s generic pharmaceutical operations in 17 additional countries in Latin America, Central and Eastern Europe and the Asia Pacific region, many of which represent emerging generic pharmaceutical markets.

As part of the Merck Generics acquisition we also acquired our U.S. branded specialty pharmaceuticals subsidiary, Dey L.P., or Dey. Founded in 1978, Dey is a fully integrated specialty pharmaceutical business focused on the development, manufacturing and marketing of specialty pharmaceuticals in the respiratory, and severe allergy markets. Through its approximately 250-person sales force, Dey markets six products to physicians and hospitals. Dey’s key products include, among others, EpiPen, an epinephirine autoinjector for severe allergy and anaphalaxis, DuoNeb, a nebulized unit dose formulation of ipratropium bromide and albuterol sulfate for chronic obstructive pulmonary disorder, or COPD, and the recently launched Perforomist inhalation solution, a long-acting nebulized unit dose formoterol fumarate for COPD. In 2007, Dey launched three new products, including Perforomist, which we expect will help to replace some of the sales that we anticipate will be lost as a result of the July 2007 loss of market exclusivity for DuoNeb. Further, Dey has a pipeline of next generation and differentiated specialty product candidates that we expect will provide additional growth opportunities in the future.

Through Matrix, an Indian listed company in which we have a 71.5% controlling interest, we manufacture and supply low cost, high quality API for our own products and pipeline, as well as for third parties. Matrix is the world’s second largest API manufacturer with respect to the number of DMFs filed with regulatory agencies, with more than 165 APIs in the market or under development. Matrix is also a leader in supplying API for the manufacturing of generic anti-retroviral drugs, which are utilized in the treatment of HIV/AIDS.

Our Strengths

We believe our competitive strengths are the following:

Leadership and scale in key global markets.  We now have a global presence, with sales in more than 90 countries and operations in over 45 countries, including significant operations in each of the top seven largest generic pharmaceutical markets. In addition to our position as one of the leaders in the U.S. market, the globalization of our business established us as leaders in key markets in Europe and the Asia Pacific region. Our global platform creates substantial growth opportunities and will enable us to compete more effectively in the world’s largest generics markets, as well as in less developed markets that have higher growth rates and potentially more favorable competitive dynamics. Our scale also creates opportunities to achieve operating efficiencies and reduces risks associated with an over-reliance on any one market.

Broad and diversified product portfolio.  We have a robust product portfolio of approximately 570 generic, branded generic and branded pharmaceutical products, which are well-diversified across therapeutic areas. The breadth and diversity of our product portfolio reduces our operating risk profile to ensure that we are not overly reliant on any one product or therapeutic area. We have development and manufacturing capabilities in several specialized dosage forms, some of which are difficult to formulate and manufacture and typically have longer product growth cycles than traditional generic pharmaceuticals. These dosage forms include high potency formulations, steriles, injectables, transdermal patches, controlled-release and respiratory delivery products. Additionally, we benefit from Merck Generics’ highly successful in-licensing strategy that is designed to develop critical mass in key differentiated dosages in attractive markets globally.

Manufacturing scale with a vertically and horizontally integrated platform.  We are an integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, sales and distribution. Through Matrix, we have access to low-cost API and intermediates. This enables us to compete more effectively with other low-cost producers and potentially enhance margins and extend product lifecycles. In addition to our eight API manufacturing sites we currently have 17 finished dose manufacturing sites in the United States and internationally, including specialized manufacturing such as transdermals, inhalation aerosols and semi-solids, in addition to solid dosage. We expect to recognize significant cost savings as a result of our scale and efficiency, and in particular through our finished dose and Matrix’s high quality API manufacturing capacity. Further, our horizontally integrated platform allows us to leverage each of our research and development projects into numerous markets around the world.

Scale in research and development.  We have expanded our research and development capabilities through the Merck Generics and Matrix acquisitions, and now have significant scale with a network of 11 research and development sites across the globe. As a result of the expansion of our capabilities, we expect to be able to increase our research and development efficiency and speed to market. As of June 30, 2007, we had more than 255 applications or dossiers pending regulatory approval worldwide. As a result of the Matrix acquisition and excluding any impact from the acquisition of Merck Generics, for the 12 months ending March 31, 2008, we expect to file 60 submissions with the United States Food and Drug Administration, or FDA, as compared to 24 submissions filed with the FDA in the prior 12 months.

Intellectual property expertise.  We believe that expertise in intellectual property is a core competency for future product development. Accordingly, we maintain development teams, including legal counsel, focused on the analysis and selection of opportunities to file generic product dossiers, ANDAs and Paragraph IV ANDA patent challenges, which could provide us with 180 days of generic market exclusivity. We have been successful in monetizing many Paragraph IV ANDA opportunities, including launches within the last 12 months of amlodipine besylate and oxybutynin ER, and the recent legal settlements on paroxetine hydrochloride ER and levetiracetam for future launches.

Product quality.  Our ability to produce high quality commercial volumes of our products has given us a reputation as a reliable supplier to our customers. We have an excellent manufacturing compliance record with regulatory agencies globally, including the FDA. We believe that, in an era of growing concern among individual consumers regarding the quality of the prescription drugs they purchase, we are in a strong position to leverage our reputation for product excellence.

Specialty pharmaceutical expertise.  We have formulation expertise with products that are difficult to develop, formulate and manufacture, such as transdermals, high potency products and nebulized formulations. Our Dey business provides highly differentiated pharmaceutical offerings in the respiratory and severe allergy markets which we expect will provide us with a growth platform in branded pharmaceuticals. Our MTI operation focuses on applying our leading transdermal technology to the potential development of new products through strategic alliances with branded pharmaceutical companies. MTI is also a leader in the development and manufacturing of generic transdermal products in the United States and internationally, including fentanyl, which has been a very important product for us.

Experienced management.  Our senior management team collectively has broad experience across the businesses and markets in which we operate. In addition, we have been successful in retaining key Matrix and Merck Generics executive teams including key regional leaders and operators.

Industry Overview

Generic pharmaceutical products provide a safe, effective and cost-efficient alternative to branded pharmaceutical products. Generic pharmaceuticals are the bioequivalent of patented or brand-name pharmaceuticals, and as with their brand-name equivalents, generic pharmaceuticals require regulatory approval prior to their sale. Generic pharmaceuticals may be marketed only if relevant patents on their brand-name equivalents, and any additional government-mandated market exclusivity periods, have expired, have been challenged and invalidated, are licensed by the patent holder, or such patents are shown to not otherwise be infringed.

The generic pharmaceutical market has grown as a result of the ongoing efforts by governments around the world and in the private sector to address the increasing burden of healthcare expenditures, in particular prescription pharmaceuticals. In addition, the market has been positively impacted in recent years by changing demographics as well as by increased acceptance among consumers, physicians and pharmacists that generic pharmaceuticals are lower-cost equivalents of brand-name pharmaceuticals. The average price of a generic pharmaceutical prescription in the United States in 2006 was approximately $32, while the average price of a brand name pharmaceutical prescription was approximately $111. Similar to the United States, in most international markets, brand-name pharmaceuticals, on average, cost substantially more than generic products on a per prescription basis. Many countries are exploring the use of generic products to curtail increasing pharmaceutical expenditures, which is one of the factors causing the generic market to grow faster than the pharmaceutical industry as a whole. A large number of countries now actively promote generic pharmaceuticals through their government reimbursement systems. Generic substitution, whereby a pharmacist substitutes a prescribed brand name product with a generic one, is permitted in many countries and even compulsory in some countries as a cost-saving measure in the purchase of, or reimbursement for, prescription pharmaceuticals.

Worldwide expenditures on generic pharmaceutical products were approximately $84.4 billion in 2006, which represented approximately 11% of the total pharmaceutical market. For 2006, after the United States ($31.0 billion), which accounted for approximately 37% of global expenditures on generic pharmaceuticals, the largest national markets for generic pharmaceuticals in the world were Germany ($14.0 billion), India ($6.6 billion), the United Kingdom ($4.7 billion), France ($3.6 billion) and Japan ($3.3 billion). Spending on generic pharmaceutical products in certain international markets, though smaller in nominal terms, is expected to grow at a faster rate than in the United States. In particular, over the next five years, the market for generic pharmaceutical products is expected to increase annually at rates of 25% in Brazil, 24% in Switzerland, 20% in France and 15% in Spain, countries in which generic pharmaceuticals currently account for less than 15% of sales in the domestic pharmaceutical market.

The U.S. market for generic pharmaceutical products is expected to increase in value at an average annual rate of approximately 11% over the next five years. We believe that this growth will be driven by certain demographic trends, including an aging population, the lengthening of average life expectancy and the rising incidence of chronic diseases. In addition, we believe that the U.S. generic pharmaceutical market is well positioned to capitalize on cost-cutting initiatives by federal and state governments, as well as managed care providers, which favor the use of lower-cost generics over branded pharmaceuticals. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, encourages health care providers to utilize generic pharmaceutical products as a tool to manage public healthcare spending. Also, Part D of the Medicare Modernization Act, which became effective on January 1, 2006 and provides for increased coverage of pharmaceutical products, has led to increased usage of pharmaceutical products, which we believe will continue to benefit the generic pharmaceutical industry.

In addition, a large number of high-value branded pharmaceutical patent expirations are expected over the next three years. In 2006, United States sales for branded products expected to face patent expiration between 2007 and 2009 were approximately $45 billion. Also, many countries outside of the United States have later dated patent expirations than in the United States. This means that many of the well known pharmaceuticals that have recently lost patent protection in the United States have not yet lost patent protection in many other jurisdictions around the world. This provides for potential growth opportunities for generic equivalents of these pharmaceuticals in the global markets.

Our Strategy

Our objective is to capitalize upon our position as the third largest generic pharmaceutical company in the world by successfully integrating Merck Generics and by focusing on the principal strategies set forth below:

Capitalize on our global footprint and vertical integration.  We intend to sell existing and new products into numerous global markets, creating substantial opportunities for growth and potentially longer product lifecycles. In addition, we intend to capitalize on our combined capabilities by integrating our global operations to drive cost savings, including by rationalizing duplicative research and development programs and by optimizing our manufacturing capacity. We plan to use Matrix’s API capabilities and our expertise in finished dosage manufacturing to increase vertical integration of our product portfolio so that we are less reliant on third-party producers. We believe this will be a particularly important strategy for the Merck Generics business, which has relied heavily on third party suppliers of API and contract manufacturers. We expect this strategy to help us to maintain lower production costs which will be of particular significance in highly competitive markets where margins may become compressed.

Focus on difficult to develop and specialty pharmaceuticals.  We believe that we have differentiated ourselves in the industry by being a leader in the development, formulation and manufacture of various difficult to develop pharmaceuticals. We intend to continue to expand our formulation expertise with products that are difficult to develop, formulate and manufacture. With the addition of Merck Generics we added more products with high barriers to entry as well as formulation capabilities, including high-potency products, injectables, topicals, liquids, inhalables and controlled-release products. We will strive to maintain our advantage over our competitors in the production of commercial quantities of oral solid dosage, controlled-release and transdermal formulation products, as well as the high barrier to entry products described above and our branded specialty pharmaceuticals such as the respiratory products produced by Dey.

Leverage scale in research and development.  We have invested and expect to continue to invest heavily in our generic research and development network. This investment has allowed us to build a robust pipeline of ANDAs and product dossiers. Additionally, we intend to build upon Matrix’s strong record of DMF filings, as well as to leverage the significant investments made by Matrix in research and development capabilities, to further bolster our product pipeline. Finally, with the addition of Merck Generics’ research and development capabilities we are now able to utilize our global expertise to develop products for multiple markets.

Maintain manufacturing excellence.  We intend to leverage our scale in manufacturing and our global manufacturing network by increasing our commercial volumes and improving efficiencies, while maintaining our reputation for quality and reliability. We now have the capacity to produce more than 45 billion doses annually. This capacity, coupled with our large high quality product portfolio and track record of compliance and reliability, provide us with marketing advantages to serve our customers. With the Matrix acquisition we have additional manufacturing capacity and manufacturing flexibility. These features allow us to better manage industry cycles while optimizing market share and gross margins, and afford us the capability to manufacture products in additional categories.

Realize our “First In—Last Out” goal in new markets.  We seek to be the first generic pharmaceutical company to penetrate a new market or capture a new product opportunity. Depending on the market, we also try to be the last out by either remaining price competitive as others enter the market or by leveraging our strong brand name and portfolio. In the United States, in some cases we also aim to be the first-to-file with the FDA a Paragraph IV certification, in an effort to gain 180 days of generic market exclusivity. In other markets worldwide, we intend to utilize our country sales forces and distribution networks to leverage strong relationships with key decision makers in order to be the first generic products in those markets. We will strive to maintain our product volumes by being a low-cost producer through vertical integration, and thereby keep our products on the shelves longer and reduce the impact of increased competition.

The Acquisitions of Merck Generics and a Controlling Interest in Matrix

We acquired Merck Generics on October 2, 2007, and we completed the acquisition of 71.5% of the outstanding shares of Matrix, a company listed on the Bombay Stock Exchange and National Stock Exchange of India, on January 8, 2007.

In order to fund our acquisition of Merck Generics as well as to refinance a portion of our existing indebtedness, on October 2, 2007 we incurred $2,500 million of senior secured U.S. dollar term debt and €1,130 million ($1,600 million) of senior secured Euro term debt pursuant to what we refer to herein as our Senior Secured Credit Agreement and $2,850 million of senior unsecured interim debt pursuant to what we refer to herein as our Senior Unsecured Interim Loan Agreement. In addition, as part of our new Senior Secured Credit Agreement, we put in place a $750 million senior secured revolving credit facility of which approximately $325 million was drawn in connection with the closing of the Acquisition. See also “Overview of Financial Condition, Liquidity and Capital Resources.”

We expect to achieve significant operating cost savings and synergies as a result of combining our historical Mylan business, Merck Generics and by leveraging our Matrix platform. We expect to achieve these cost savings by, among other things, reducing duplicative research and development programs, rationalizing manufacturing and leveraging Matrix’s API capabilities across the rest of our business. We also expect to cross-sell our broad range of products into new markets in which we now have a presence. Nevertheless, there is no assurance that we will achieve the full benefit of such cost savings and synergies. See “Risk Factors—Our acquisition of Merck Generics involves a number of integration risks. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.”

Sources and Uses

The table below sets forth the estimated sources and uses for the Acquisition and the Financings at closing based on balances as of September 30, 2007. We intend to refinance up to $2,517.0 million of the indebtedness under the Senior Unsecured Interim Loan Agreement with the net proceeds of this offering and the concurrent offering of common stock, as discussed below.

Sources of Funds	Amount	Uses of Funds	Amount
(Dollars in millions)

Cash(1)	$853	Purchase price(2)	$6,992
Senior secured U.S. term loans	2,500	Estimated fees and expenses(3)	189
Senior secured Euro term loan(4)	1,600	Repayment of senior notes and term debt	947
Senior secured revolving credit facility	325
Senior unsecured interim loan	2,850

Total sources	$8,128	Total uses	$8,128

(1)	The cash amount is net of $604 million of cash acquired and includes $85 million received from settlement of the deal contingent option contract related to the Euro denominated purchase price.

(2)	The purchase price amount represents the preliminary purchase price under the terms of the share purchase agreement relating to the Acquisition. Amount includes preliminary working capital and certain other adjustments.

(3)	The estimated fees and expenses include approximately $32 million related to the tender offer and consent solicitation fees to note holders.

(4)	The senior secured Euro term loan is converted at the exchange rate of 1 Euro to $1.4151, the rate as of October 2, 2007.

Concurrent Transactions

Concurrently with this offering, we are offering 53,500,000 shares of common stock. The underwriters have the option to purchase from us up to an additional 8,025,000 shares of common stock to cover overallotments. There is no assurance that our concurrent public offering of common stock will be completed or, if completed, that it will be completed for the amount contemplated. The common stock will be offered by a separate prospectus supplement to the prospectus dated February 20, 2007, and this offering and the common stock offering are not conditioned on each other.

Risks of Investment

Any investment in our mandatory convertible preferred stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our mandatory convertible preferred stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our quarterly report on Form 10-Q for the period ended September 30, 2007, and in other documents that are incorporated by reference herein and in the accompanying prospectus. These risks include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Company Information

Our business began in 1961. Mylan Inc. was incorporated in Pennsylvania to be our holding company in 1970. Our common stock is listed on the New York Stock Exchange under the symbol “MYL”. Our principal offices are located at 1500 Corporate Drive, Canonsburg, Pennsylvania 15317 and the telephone number is (724) 514-1800. We changed our name from Mylan Laboratories Inc. to Mylan Inc. on October 2, 2007. Our Internet address is www.mylan.com. Information on our website does not constitute part of this prospectus supplement.

The Offering

Issuer	Mylan Inc. (formerly Mylan Laboratories Inc.)

Securities offered	1,860,000 shares of 6.50% mandatory convertible preferred stock (2,139,000 shares if the underwriters exercise their overallotment option in full), which we refer to in this prospectus supplement as the “mandatory convertible preferred stock.”

Initial offering price	$1,000.00 per share of mandatory convertible preferred stock.

Option to purchase additional shares of mandatory convertible preferred stock	To the extent the underwriters sell more than 1,860,000 shares of our mandatory convertible preferred stock, the underwriters have the option to purchase up to 279,000 additional shares of our mandatory convertible preferred stock from us at the initial offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus supplement solely to cover overallotments.

Dividends	6.50% per share on the liquidation preference thereof of $1,000.00 for each share of our mandatory convertible preferred stock per year. Dividends will accrue and cumulate from the date of issuance and, to the extent that we are legally permitted to pay dividends and we declare a dividend payable, we will pay, at our election, dividends in cash, common stock or a combination thereof on each dividend payment date. The expected dividend payable on the first dividend payment date is $15.53 per share and on each subsequent dividend payment date is expected to be $16.25 per share. See “Description of Mandatory Convertible Preferred Stock—Dividends.”

Dividend payment dates	February 15, May 15, August 15 and November 15 of each year prior to the mandatory conversion date (as defined below), and on the mandatory conversion date, commencing on February 15, 2008.

Redemption	Our mandatory convertible preferred stock is not redeemable.

Mandatory conversion date	November 15, 2010.

Mandatory conversion	On the mandatory conversion date, each share of our mandatory convertible preferred stock will automatically convert into shares of our common stock, based on the conversion rate as described below.

Holders of mandatory convertible preferred stock on the mandatory conversion date will have the right to receive the dividend due on such date in cash, common stock or a combination thereof (including any accrued, cumulated and unpaid dividends on the mandatory convertible preferred stock as of the mandatory conversion date), whether or not declared (other than previously declared dividends on the mandatory convertible preferred stock payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time.

Conversion rate	The conversion rate for each share of our mandatory convertible preferred stock will be not more than 71.4286 shares of common stock and not less than 58.5480 shares of common stock,

depending on the applicable market value of our common stock, as described below.

The “applicable market value” of our common stock is the average of the daily closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. It will be calculated as described under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion.”

The conversion rate is subject to certain adjustments, as described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

The following table illustrates the conversion rate per share of our mandatory convertible preferred stock subject to certain anti-dilution adjustments described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments,” based on the applicable market value of our common stock on the mandatory conversion date.

Applicable Market Value on the
Mandatory Conversion Date	Conversion Rate

Less than or equal to $14.00	71.4286

Greater than $14.00 and less than $17.08	$1,000.00 divided by the applicable market value

Equal to or greater than $17.08	58.5480

Optional conversion	At any time prior to November 15, 2010, you may elect to convert each of your shares of our mandatory convertible preferred stock at the minimum conversion rate of 58.5480 shares of common stock for each share of mandatory convertible preferred stock. This conversion rate is subject to certain adjustments as described under “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Holders of mandatory convertible preferred stock who exercise the optional conversion right will have the right to receive (in cash, stock or a combination thereof) any accrued, cumulated and unpaid dividends on the mandatory convertible preferred stock as of the conversion date, whether or not declared (other than previously declared dividends on the mandatory convertible preferred stock payable to holders of record as of a prior date), to the extent we are legally permitted to pay such dividends at such time.

Conversion upon cash acquisition; cash acquisition make-whole amount	If we are the subject of specified cash acquisitions on or prior to November 15, 2010, under certain circumstances we will (i) permit conversion of our mandatory convertible preferred stock during the period beginning on the effective date of the cash acquisition and ending on the date that is 15 days after the effective date at a specified conversion rate determined by reference to the price per share of our common stock paid in such cash acquisition and (ii) pay converting holders an amount equal to the sum of any accrued, cumulated and unpaid dividends on shares of our mandatory convertible preferred stock that are converted plus the present value of all remaining dividend payments on such shares through and including November 15, 2010, as described under “Description of Mandatory Convertible Preferred Stock—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” The applicable conversion rate will be determined based on the effective date and the price paid per share of our common stock in such transaction.

Anti-dilution adjustments	The formula for determining the conversion rate and the number of shares of common stock to be delivered upon conversion may be adjusted in the event of, among other things, stock dividends or distributions in shares of common stock or subdivisions, splits and combinations of our common shares. See “Description of Mandatory Convertible Preferred Stock—Anti-dilution Adjustments.”

Liquidation preference	$1,000.00 per share of mandatory convertible preferred stock, plus an amount equal to the sum of all accrued, cumulated and unpaid dividends.

Voting rights	Except as required by Pennsylvania law and our amended and restated articles of incorporation, which will include the certificate of designation for the mandatory convertible preferred stock, the holders of mandatory convertible preferred stock will have no voting rights. If dividends payable on the mandatory convertible preferred stock are in arrears for six or more quarterly periods, the holders of the mandatory convertible preferred stock, voting as a single class with the shares of any other preferred stock or securities having similar voting rights in proportion to their respective liquidation preferences, will be entitled at the next regular or special meeting of our shareholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the mandatory convertible preferred stock has been paid in full.

The affirmative consent of holders of at least 66 2/3% of the outstanding mandatory convertible preferred stock and all other preferred stock or securities having similar voting rights voting in proportion to the respective liquidation preferences will be required for the issuance of any class or series of stock ranking senior to the mandatory convertible preferred stock as to dividend rights or rights upon liquidation, winding-up or dissolution and for amendments to our amended and restated articles of incorporation that would alter the rights of holders of the mandatory convertible preferred stock in a manner materially adverse to the holders. See “Description of Mandatory Convertible Preferred Stock—Voting Rights.”

Ranking	The mandatory convertible preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•  senior to all of our common stock and to all of our other capital stock issued in the future (including our Series A Junior Participating Preferred Stock, if any) unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the mandatory convertible preferred stock;

• on a parity with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the mandatory convertible preferred stock; and

• junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the mandatory convertible preferred stock.

Use of proceeds	We intend to use the net proceeds from the offering to repay outstanding indebtedness under our senior unsecured Interim Loan Agreement incurred to finance the acquisition of Merck Generics. See “Use of Proceeds.”

Concurrent offering of common stock	Concurrently with this offering, we are offering by means of a separate prospectus supplement 53,500,000 shares of our common stock (and up to an additional 8,025,000 shares if the underwriters exercise their overallotment option in full). This offering is not contingent on completion of the common stock offering.

Certain U.S. federal income tax consequences	The material U.S. federal income tax consequences of purchasing, owning and disposing of the mandatory convertible preferred stock and any common stock received upon its conversion are described in “Certain U.S. Federal Tax Considerations.” You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our mandatory convertible preferred stock and common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Listing	The mandatory convertible preferred stock has been approved for listing on the New York Stock Exchange under the symbol “MYLPrA,” subject to official notice of issuance.

Book-entry, delivery and form	Initially, the mandatory convertible preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of DTC.

Common stock	Our common stock is listed for trading on the NYSE under the symbol “MYL”.

Risk factors	See “Risk Factors” beginning on page S-16 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our mandatory convertible preferred stock.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The summary unaudited pro forma condensed combined financial information shown below gives effect to (i) the Acquisition, (ii) the Financing and (iii) the acquisition of a 71.5% controlling interest in Matrix (all of the foregoing the “Transactions”) as further discussed below. Because Matrix is consolidated in our historical results from January 8, 2007, it is included as part of the Transactions only for the pro forma statement of operations information for the fiscal year ended March 31, 2007. All pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and the notes thereto included elsewhere in this prospectus supplement. See “Financial Information of Merck Generics and Exchange Rate Information” and “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined statement of earnings information gives effect to the Transactions as if they had occurred on April 1, 2006. The pro forma statement of operations information for the fiscal year ended March 31, 2007 has been derived by combining the audited consolidated statement of operations of Mylan for the fiscal year ended March 31, 2007, the unaudited consolidated statement of operations of Matrix for the nine months ended December 31, 2006 and a U.S. GAAP historical combined income statement of Merck Generics, derived from the audit historical combined income statement of Merck Generics for the year ended December 31, 2006. The pro forma statement of operations information for the six months ended September 30, 2007 has been derived by combining the unaudited condensed consolidated statement of earnings of Mylan for the six months ended September 30, 2007 with the U.S. GAAP historical combined income statement of Merck Generics derived from the unaudited historical condensed combined income statement of Merck Generics for the six months ended June 30, 2007. The pro forma balance sheet information gives effect to the Transactions as if they had occurred on September 30, 2007, and was derived by combining the unaudited condensed consolidated balance sheet of Mylan as of September 30, 2007 with a U.S. GAAP historical combined balance sheet of Merck Generics derived from the unaudited interim condensed combined balance sheet of Merck Generics as of June 30, 2007.

The unaudited condensed combined pro forma financial information is provided for illustrative purposes only. It does not purport to represent what Mylan’s consolidated results of operations and financial position would have been had the Transactions actually occurred as of the dates indicated, and they do not purport to project Mylan’s future consolidated results of operations or financial position.

Summary Unaudited Pro Forma Condensed Combined Financial Information

	Year Ended	Six Months Ended
	March 31, 2007	September 30, 2007
	(in millions except per share data)

Statement of Operations:
Total revenues	$4,123.6	$2,258.5
Cost of sales	2,466.6	1,310.4

Gross profit	1,657.0	948.1
Operating Expenses:
Research and development	283.7	145.5
Impairment loss on goodwill	25.6	—
Acquired in-process research and development	147.0	—
Selling, general and administrative	712.4	426.6
Litigation settlements, net	(27.9)	12.3

Total operating expenses	1,140.8	584.4

Earnings from operations	516.2	363.7
Interest expense	722.7	377.5
Other income, net	53.3	129.1

(Loss) earnings before income taxes and minority interest	(153.2)	115.3
Provision for income taxes	24.7	50.7

Net (Loss) earnings before minority interest	(177.9)	64.6
Minority interest	10.2	(2.8)

Net (Loss) earnings	$(167.7)	$67.4

Earnings per common share:
Basic	$(0.75)	$0.27
Diluted	$(0.75)	$0.27
Weighted average common shares outstanding:
Basic	223.2	248.6
Diluted	223.2	251.1
Selected balance sheet data (at period end):
Cash and marketable securities		$501.3
Property, plant and equipment, net		993.3
Intangible assets, net		2,845.2
Total assets		10,621.4
Long-term debt, including amounts due within one year		7,933.0
Total shareholders equity(1)		61.4

(1)	As part of the Acquisition, a portion of the purchase price will be allocated to the estimated fair value of in-process research and development acquired which reduced our retained earnings and shareholders equity. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, the actual amount based upon a valuation will be recorded as an expense in our quarter ended December 31, 2007. As a result of a preliminary valuation, an estimate of $1.78 billion related to in-process research and development is included.

Summary Mylan Historical Financial Information

The summary historical consolidated financial information of Mylan as of March 31, 2005, 2006 and 2007 and for each of the three years in the period ended March 31, 2007 has been derived from the audited consolidated financial statements and notes thereto of Mylan incorporated by reference in this prospectus supplement. The summary historical unaudited condensed consolidated financial information as of September 30, 2006 and 2007, and for the six months ended September 30, 2006 and 2007, has been derived from the unaudited condensed consolidated financial statements and notes thereto of Mylan incorporated by reference in this prospectus supplement. We believe the interim information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. The results for any interim period are not necessarily indicative of results that may be expected for a full year. You should read the data below in conjunction with Mylan’s financial statements referred to above.

				Six Months Ended
	Year Ended March 31,			September 30,
	2005	2006	2007	2006	2007
	(in millions except per share data)

Statement of earnings:
Total revenues	$1,253.3	$1,257.1	$1,611.8	$722.8	$1,023.4
Cost of sales	629.8	629.5	768.1	338.5	505.1

Gross profit	623.5	627.6	843.7	384.3	518.3
Operating Expenses:
Research and development	88.2	102.4	103.7	43.9	65.2
In-process research and development written off	—	—	147.0	—	—
Selling, general and administrative	259.1	225.4	215.5	100.2	173.9
Litigation settlements, net	(26.0)	12.4	(50.1)	(11.5)	(0.8)

Total operating expenses	321.3	340.2	416.1	132.6	238.3

Earnings from operations	302.2	287.4	427.6	251.7	280.0
Interest expense	—	31.3	52.3	20.8	46.0
Other income, net	10.1	18.5	50.2	7.4	130.5

Earnings before income taxes and minority interest	312.3	274.6	425.5	238.3	364.5
Provision for income taxes	108.7	90.1	208.0	85.2	137.7

Net earnings before minority interest	203.6	184.5	217.5	153.1	226.8
Minority interest	—	—	0.2	—	(2.8)

Net earnings	$203.6	$184.5	$217.3	$153.1	$229.6

Earnings per common share
Basic	$0.76	$0.80	$1.01	$0.73	$0.92
Diluted	$0.74	$0.79	$0.99	$0.71	$0.91
Weighted average common shares outstanding
Basic	269.0	229.4	215.1	210.5	248.6
Diluted	273.6	234.2	219.1	214.9	251.1
Cash dividends declared per common share	$0.12	$0.24	$0.24	$0.12	$0.06
Selected balance sheet data (at period end):
Cash and marketable securities	$808.1	$518.1	$1,426.6	$611.7	$1,269.6
Property, plant and equipment	336.7	406.9	686.7	439.4	725.4
Intangible assets, net	120.5	105.6	352.8	96.2	334.5
Total assets	2,135.7	1,870.5	4,253.9	2,035.7	4,476.6
Long-term debt, including amounts due within one year	—	687.9	1776.4	687.0	1596.0
Total shareholders equity	1,845.9	787.7	1,648.9	956.8	1,886.7

Summary Merck Generics Historical Financial Information

The summary historical combined financial information of Merck Generics for the years ended December 31, 2004, 2005 and 2006, and as of December 31, 2005 and 2006 has been derived from the audited financial statements of Merck Generics included in our Current Report on Form 8-K/A filed on November 1, 2007, which is incorporated by reference herein. The summary historical combined financial information presented below as of June 30, 2007 and for the six months ended June 30, 2006 and 2007 is derived from the Merck Generics unaudited historical interim condensed combined financial statements which are also included in such Form 8-K/A. We believe the interim information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. The results for any interim period are not necessarily indicative of results that may be expected for a full year. You should read the data below in conjunction with the Merck Generics financial statements referred to above.

The financial statements of Merck Generics are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union. Amounts presented as of December 31, 2006, and June 30, 2007, have been translated into U.S. dollars for the convenience of the reader at an exchange rate of 1 Euro to $1.3197 and 1 Euro to $1.3520, respectively, which represents the exchange rate on the dates indicated. Amounts presented for the year ended December 31, 2006 and for the six months ended June 30, 2007 have been translated into U.S. dollars for the convenience of the reader at the rate of 1 Euro to $1.2563 and 1 Euro to $1.3300, respectively, which represents the average exchange rate for the periods indicated. See “Financial Information of Merck Generics and Exchange Rate Information.”

	Year Ended December 31,				Six Months Ended June 30,
	2004	2005	2006	2006	2006	2007	2007
	(€ in millions)			($ in millions)	(€ in millions)		($ in millions)
Combined income statements:
Revenues	€1,544.8	€1,711.0	€1,807.0	$2,270.1	€885.2	€926.1	$1,231.7
Cost of sales	854.3	956.7	954.6	1,199.3	474.5	483.9	643.6

Gross margin	690.5	754.3	852.4	1,070.8	410.7	442.2	588.1
Marketing and selling expenses	294.0	291.7	323.2	406.0	159.0	177.5	236.1
Administration expenses	68.1	74.6	83.1	104.4	38.7	41.3	54.9
Other operating expenses, net	67.7	90.9	119.0	149.5	23.2	17.2	22.9
Research and development expenses	99.4	125.3	131.8	165.6	67.7	60.3	80.2

Operating income	161.3	171.8	195.3	245.3	122.1	145.9	194.0
Financial income, net	0.9	0.1	8.9	11.2	3.1	6.8	9.0

Income before income tax	162.2	171.9	204.2	256.5	125.2	152.7	203.0
Income tax expense	92.1	59.9	82.3	103.4	52.6	52.0	69.2
Net income	€70.1	€112.0	€121.9	$153.1	€72.6	€100.7	$133.8

Attributable to:
Minority interest	€2.5	€1.7	€0.3	$0.4	€1.1	—	—
Merck	€67.6	€110.3	€121.6	$152.7	€71.5	€100.7	$133.8

Selected balance sheet data (at period end):
Cash and cash equivalents		€401.5	€503.4	$664.3		€447.2	$604.6
Property, plant and equipment, net		213.6	199.1	262.8		198.3	268.1
Other intangible assets, net		39.4	50.8	67.0		57.9	78.3
Total assets		1,827.6	1,916.5	2,529.2		2,103.2	2,843.5
Financial liabilities (current and non-current)		344.5	345.0	455.3		301.5	407.6
Total equity		922.8	1,041.5	1,374.5		1,173.5	1,586.6

RISK FACTORS

Any investment in our mandatory convertible preferred stock involves a high degree of risk. You should carefully consider the risks described below as well as the matters discussed under “Risk Factors” in our Annual Report on Form 10-K for the period ended March 31, 2007, our Quarterly Report on Form 10-Q for the period ended September 30, 2007, and in other documents that we subsequently file with the SEC that are incorporated by reference into this prospectus supplement. Other risks and uncertainties not presently known to us or that we currently deem immaterial may also materially adversely affect us. If any of such risks actually occur, you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Relating to Our Business

Our acquisition of Merck Generics involves a number of integration risks. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our acquisition of Merck Generics involves a number of integration risks, such as:

•	difficulties in successfully integrating the facilities, operations and personnel of Merck Generics with our historical business and corporate culture;

•	difficulties in achieving identified financial and operating synergies;

•	diversion of management’s attention from our ongoing business concerns to integration matters;

•	the potential loss of key personnel or customers;

•	difficulties in consolidating information technology platforms and corporate infrastructure;

•	difficulties in transitioning the Merck Generics business and products from the “Merck” name to achieve a global brand alignment;

•	our substantial indebtedness and assumed liabilities;

•	the incurrence of significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	challenges in operating in other markets outside of the United States that are new to us; and

•	unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions or domestic and foreign economic conditions.

These factors could impair our growth and ability to compete, require us to focus additional resources on integration of operations rather than other profitable areas, or otherwise cause a material adverse effect on our business, financial position and results of operations and could cause a decline in the market value of our preferred stock.

We may fail to realize the expected cost savings, growth opportunities and other benefits anticipated from the acquisitions of Merck Generics and a controlling interest in Matrix.

The success of the acquisitions of Merck Generics and a controlling interest in Matrix will depend, in part, on our ability to realize anticipated cost savings, revenue synergies and growth opportunities from integrating the historical businesses of Mylan, Merck Generics and Matrix. We expect to benefit from operational cost savings resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale and market integration.

There is a risk, however, that the historical businesses of Mylan, Merck Generics and Matrix may not be combined in a manner that permits these costs savings or synergies to be realized in the time currently expected, or at all. This may limit or delay our ability to integrate the companies’ manufacturing, research and development, marketing, organizations, procedures, policies and operations. In addition, a variety of factors, including, but not limited to, wage inflation and currency fluctuations, may adversely affect our anticipated cost savings and revenues.

Also, we may be unable to achieve our anticipated cost savings and synergies without adversely affecting our revenues. If we are not able to successfully achieve these objectives, the anticipated benefits of these acquisitions may not be realized fully, or at all, or may take longer to realize than expected. These factors could impair our growth and ability to compete, require us to focus additional resources on integration of operations rather than other profitable areas, or otherwise cause a material adverse effect on our business, financial position and results of operations and could cause a decline in the market value of our stock.

We have grown at a very rapid pace. Our inability to properly manage or support this growth may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have grown very rapidly over the past few years, including with our acquisitions of Merck Generics and a controlling interest in Matrix. This growth has put significant demands on our processes, systems and people. We expect to make significant investments in additional personnel, systems and internal control processes to help manage our growth. Attracting, retaining and motivating key employees in various departments and locations to support our growth is critical to our business, and competition for these people can be intense. If we are unable to hire and retain qualified employees and if we do not continue to invest in systems and processes to manage and support our rapid growth, there may be a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

Our global expansion through the acquisitions of Merck Generics and a controlling interest in Matrix exposes us to additional risks which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

With our recently completed acquisitions of Merck Generics and a controlling interest in Matrix, our operations extend to numerous countries outside the United States. Operating globally exposes us to certain additional risks including, but not limited to:

•	compliance with a variety of national and local laws of countries in which we do business, including restrictions on the import and export of certain intermediates, drugs and technologies;

•	fluctuations in exchange rates for transactions conducted in currencies other than the U.S. dollar;

•	adverse changes in the economies in which we operate as a result of a slowdown in overall growth, a change in government or economic liberalization policies, or financial, political or social instability in such countries that affects the markets in which we operate, particularly emerging markets;

•	wage increases or rising inflation in the countries in which we operate;

•	natural disasters, including drought, floods and earthquakes in the countries in which we operate; and

•	communal disturbances, terrorist attacks, riots or regional hostilities in the countries in which we operate.

We also face the risk that some of our competitors have more experience with operations in such countries or with international operations generally. Certain of the above factors could have a material adverse effect on our business, financial position and results of operations and could cause a decline in the market value of our stock.

Our future revenue growth and profitability are dependent upon our ability to develop and/or license, or otherwise acquire, and introduce new products on a timely basis in relation to our competitors’ product introductions. Our failure to do so successfully could have a material adverse effect on our financial position and results of operations and could cause the market value of our stock to decline.

Our future revenues and profitability will depend, to a significant extent, upon our ability to successfully develop and/or license, or otherwise acquire and commercialize, new generic and patent or statutorily protected pharmaceutical products in a timely manner. Product development is inherently risky, especially for new drugs for which safety and efficacy have not been established and the market is not yet proven. Likewise, product licensing involves inherent risks including uncertainties due to matters that may affect the achievement of milestones, as well as the possibility of contractual disagreements with regard to terms such as license scope or termination rights. The development and commercialization process, particularly with regard to new drugs, also requires substantial time, effort and financial resources. We, or a partner, may not be successful in commercializing any of such products on a timely basis, if at all, including, without limitation, nebivolol, for which we are dependent on our partner Forest Laboratories, which could adversely affect our product introduction plans, business, financial position and results of operations and could cause the market value of our stock to decline.

Before any prescription drug product, including generic drug products, can be marketed, marketing authorization approval is required by the relevant regulatory authorities (for example the FDA in the United States and the European Medicines Agency, or EMA) and/or national regulatory agencies in the European Union, or EU. The process of obtaining regulatory approval to manufacture and market new and generic pharmaceutical products is rigorous, time consuming, costly and largely unpredictable. Outside the United States, the approval process may be more or less rigorous, and the time required for approval may be longer or shorter than that required in the United States. Bio-equivalency studies conducted in one country may not be accepted in other countries, and the approval of a pharmaceutical product in one country does not necessarily mean that the product will be approved in another country. We, or a partner, may be unable to obtain requisite approvals on a timely basis for new generic or branded products that we may develop, license or otherwise acquire. Moreover, if we obtain regulatory approval for a drug it may be limited with respect to the indicated uses and delivery methods for which the drug may be marketed, which could in turn restrict our potential market for the drug. Also, for products pending approval, we may obtain raw materials or produce batches of inventory to be used in efficacy and bioequivalence testing, as well as in anticipation of the product’s launch. In the event that regulatory approval is denied or delayed, we could be exposed to the risk of this inventory becoming obsolete. The timing and cost of obtaining regulatory approvals could adversely affect our product introduction plans, business, financial position and results of operations and could cause the market value of our stock to decline. See “Business—Government Regulation.”

The approval process for generic pharmaceutical products often results in the relevant regulatory agency granting final approval to a number of generic pharmaceutical products at the time a patent claim for a corresponding branded product or other market exclusivity expires. This often forces us to face immediate competition when we introduce a generic product into the market. Additionally, further generic approvals often continue to be granted for a given product subsequent to the initial launch of the generic product. These circumstances generally result in significantly lower prices, as well as reduced margins, for generic products compared to branded products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Waxman-Hatch Act, provides for a period of 180 days of generic marketing exclusivity for each ANDA applicant that is first-to-file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to a reference drug product, commonly referred to as a Paragraph IV certification. During this exclusivity period, which under certain circumstances may be required to be shared with other applicable ANDA sponsors with Paragraph IV certifications, the FDA cannot grant final approval to other ANDA sponsors holding applications for the same generic equivalent. If an ANDA containing a Paragraph IV certification is successful and the applicant is awarded exclusivity, the applicant generally enjoys higher market share, net revenues and gross margin for that product. Even if we obtain FDA approval for our generic drug products, if we are not the first ANDA applicant to challenge a listed patent for such a product, we may lose significant advantages to a competitor that filed its ANDA containing such a challenge. The same would be true in situations where we are required to share our exclusivity period with other ANDA sponsors with Paragraph IV certifications. For example, DuoNeb, one of our key products, came off exclusivity in July 2007, and we expect this to adversely affect our revenues for that product. Such situations could have a material adverse effect on our ability to market that product profitably and on our business, financial position and results of operations, and the market value of our stock could decline.

In Europe, there is no exclusivity period for the first generic. The EMA or national regulatory agencies may grant marketing authorizations to any number of generics. However, if there are other relevant patents when the core patent expires, for example, new formulations, the owner of the original brand pharmaceutical may be able to obtain preliminary injunctions in certain European jurisdictions preventing launch of the generic product, if the generic company did not commence proceedings in a timely manner to invalidate any relevant patents prior to launch of its generic.

In addition, in jurisdictions other than the United States we may face similar regulatory hurdles and constraints. If we are unable to navigate our products through all of the regulatory hurdles we face in a timely manner it could adversely affect our product introduction plans, business, financial position and results of operations and could cause the market value of our stock to decline.

If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate, our tax liability may increase, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including manufacturing, marketing, sales and delivery functions. Transfer pricing regulations in most of the countries in which we operate require that any international transaction involving associated companies be on arm’s-length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase. This could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our approved products may not achieve expected levels of market acceptance, which could have a material adverse effect on our profitability, business, financial position and results of operations and could cause the market value of our stock to decline.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance. Levels of market acceptance for our new products could be impacted by several factors, including:

•	the availability of alternative products from our competitors;

•	the price of our products relative to that of our competitors;

•	the timing of our market entry;

•	the ability to market our products effectively to the retail level; and

•	the acceptance of our products by government and private formularies.

Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations, and could cause the market value of our stock to decline.

A relatively small group of products may represent a significant portion of our net revenues, gross profit or net earnings from time to time. If the volume or pricing of any of these products declines, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Sales of a limited number of our products often represent a significant portion of our net revenues, gross profit and net earnings. If the volume or pricing of our largest selling products declines in the future, our business, financial position and results of operations could be materially adversely affected, and the market value of our stock could decline.

We face vigorous competition from other pharmaceutical manufacturers that threatens the commercial acceptance and pricing of our products. Such competition could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

The generic pharmaceutical industry is highly competitive. We face competition from many U.S. and foreign manufacturers, some of whom are significantly larger than we are. Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

•	proprietary processes or delivery systems;

•	larger research and development and marketing staffs;

•	larger production capabilities in a particular therapeutic area;

•	more experience in preclinical testing and human clinical trials;

•	more products; or

•	more experience in developing new drugs and greater financial resources, particularly with regard to manufacturers of branded products.

Any of these factors and others could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Because the pharmaceutical industry is heavily regulated, we face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations, and the market value of our stock could decline.

The pharmaceutical industry is subject to regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and similar requirements of similar agencies in our other markets with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with regulations of the FDA and other regulators can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the applicable regulators review of our submissions, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the regulators may also have the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that these programs, as currently designed, will meet regulatory agency standards in the future. Additionally, despite our efforts at compliance, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we were deemed to be deficient in any significant way, our business, financial position and results of operations could be materially affected and the market value of our stock could decline.

In Europe we must also comply with regulatory requirements with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Some of these requirements are contained in EU regulations and governed by the EMA. Other requirements are set down in national laws and regulations of the EU Member States. Failure to comply with the regulations can result in a range of fines, penalties, product recalls/suspensions or even criminal liability. Similar laws and regulations exist in most of the markets in which we operate.

In addition to the new drug approval process, government agencies also regulate the facilities and operational procedures that we use to manufacture our products. We must register our facilities with the FDA and other similar regulators. Products manufactured in our facilities must be made in a manner consistent with current good manufacturing practices, or cGMP. Compliance with cGMP regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. The FDA and other agencies periodically inspect our manufacturing facilities for compliance. Regulator approval to manufacture a drug is site-specific. Failure to comply with cGMP regulations at one of our manufacturing facilities could result in an enforcement action brought by the FDA or other regulatory bodies which could include withholding the approval of our submissions or other product applications of that facility. If any regulatory body were to require one of our manufacturing facilities to cease or limit production, our business could be adversely affected. Delay and cost in obtaining FDA or other regulatory approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We are subject, as are generally all manufacturers, to various federal, state and local laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment. We are also required to comply with data protection and data privacy rules in many countries. Although we have not incurred significant costs associated with complying with environmental provisions in the past, if changes to such environmental laws and regulations are made in the future that require significant changes in our operations or if we engage in the development and manufacturing of new products requiring new or different environmental controls, we may be required to expend significant funds. Such changes could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our reporting and payment obligations under the Medicare and/or Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions that could change as a result of new business circumstances, new regulatory guidance, or advice of legal counsel. Any determination of failure to comply with those obligations could subject us to penalties and sanctions which could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

The regulations regarding reporting and payment obligations with respect to Medicare and/or Medicaid reimbursement and rebates and other governmental programs are complex, and as discussed in the reports we file with the SEC and that are incorporated by reference into this prospectus supplement, we and other pharmaceutical companies are defendants in a number of suits filed by state attorneys general and have been notified of an investigation by the United States Department of Justice with respect to Medicaid reimbursement and rebates. While we cannot predict the outcome of the investigation, possible remedies which the United States government could seek include treble damages, civil monetary penalties and exclusion from the Medicare and Medicaid programs. In connection with such an investigation, the United States government may also seek a Corporate Integrity Agreement (administered by the Office of Inspector General of HHS) with us which could include ongoing compliance and reporting obligations. Because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of errors. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. Further, effective October 1, 2007, the Centers for Medicaid and Medicare Services, or CMS, adopted new rules for Average Manufacturer’s Price, or AMP, based on the provisions of the Deficit Reduction Act of 2005, or DRA. One significant change as a result of the DRA is that AMP will be disclosed to the public. AMP was historically kept confidential by the government and participants in the Medicaid program. Disclosing AMP to competitors, customers, and the public at large could negatively affect our leverage in commercial price negotiations.

In addition, as also disclosed in our SEC filings, a number of state and federal government agencies are conducting investigations of manufacturers’ reporting practices with respect to Average Wholesale Prices, or AWP, in which they have suggested that reporting of inflated AWP has led to excessive payments for prescription drugs. We and numerous other pharmaceutical companies have been named as defendants in various actions relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid.

Any governmental agencies that have commenced, or may commence, an investigation of the Company could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs including Medicare and/or Medicaid. Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments—and even in the absence of any such ambiguity—a governmental authority may take a position contrary to a position we have taken, and may impose civil and/or criminal sanctions. Any such penalties or sanctions could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We expend a significant amount of resources on research and development efforts that may not lead to successful product introductions. Failure to successfully introduce products into the market could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

Much of our development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. We conduct research and development primarily to enable us to manufacture and market approved pharmaceuticals in accordance with applicable regulations. Typically, research expenses related to the development of innovative compounds and the filing of marketing authorization applications for innovative compounds (such as NDAs in the United States) are significantly greater than those expenses associated with the development of and filing of marketing authorization applications for, generic products (such as ANDAs in the United States and abridged applications in Europe). As we continue to develop new products, our research expenses will likely increase. Because of the inherent risk associated with research and development efforts in our industry, particularly with respect to new drugs (including, without limitation, nebivolol), our, or a partner’s, research and development expenditures may not result in the successful introduction of new pharmaceutical products approved by the relevant regulatory bodies. Also, after we submit a marketing authorization application for a new compound or generic product, the relevant regulatory authority may request that we conduct additional studies and, as a result, we may be unable to reasonably determine the total research and development costs to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not able, ultimately, to introduce successful new products as a result of those efforts, our business, financial position and results of operations may be materially adversely affected, and the market value of our stock could decline.

A significant portion of our net revenues is derived from sales to a limited number of customers. Any significant reduction of business with any of these customers could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

A significant portion of our net revenues is derived from sales to a limited number of customers. If we were to experience a significant reduction in or loss of business with one such customer, or if one such customer were to experience difficulty in paying us on a timely basis, our business, financial position and results of operations could be materially adversely affected, and the market value of our stock could decline.

The use of legal, regulatory and legislative strategies by competitors, both brand and generic, including “authorized generics” and citizen’s petitions, as well as the potential impact of proposed legislation, may increase our costs associated with the introduction or marketing of our generic products, could delay or prevent such introduction and/or could significantly reduce our profit potential. These factors could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our competitors, both branded and generic, often pursue strategies to prevent or delay competition from generic alternatives to branded products. These strategies include, but are not limited to:

•	entering into agreements whereby other generic companies will begin to market an authorized generic, a generic equivalent of a branded product, at the same time generic competition initially enters the market;

•	filing citizen’s petitions with the FDA or other regulatory bodies, including timing the filings so as to thwart generic competition by causing delays of our product approvals;

•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate bioequivalence;

•	initiating legislative efforts to limit the substitution of generic versions of brand pharmaceuticals;

•	filing suits for patent infringement that may delay regulatory approval of many generic products;

•	introducing “next-generation” products prior to the expiration of market exclusivity for the reference product, which often materially reduces the demand for the first generic product for which we seek regulatory approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of brand drugs in pediatric populations or by other potential methods;

•	persuading regulatory bodies to withdraw the approval of brand name drugs for which the patents are about to expire, thus allowing the brand name company to obtain new patented products serving as substitutes for the products withdrawn; and

•	seeking to obtain new patents on drugs for which patent protection is about to expire.

In the United States, some companies have lobbied Congress for amendments to the Waxman-Hatch legislation that would give them additional advantages over generic competitors. For example, although the term of a company’s drug patent can be extended to reflect a portion of the time an NDA is under regulatory review, some companies have proposed extending the patent term by a full year for each year spent in clinical trials rather than the one-half year that is currently permitted.

If proposals like these in the United States, Europe or in other countries where we operate were to become effective, our entry into the market and our ability to generate revenues associated with new products may be delayed, reduced or eliminated, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have substantial indebtedness and will be required to apply a substantial portion of our cash flow from operations to service our indebtedness. Our substantial indebtedness may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We incurred significant indebtedness to fund a portion of the consideration for our acquisition of Merck Generics and we will continue to have significant indebtedness even after this and the concurrent stock offering. As of September 30, 2007, on a pro forma basis after giving effect to the Acquisition and the Financings, the issuance of the preferred stock offered hereby, the concurrent offering of common stock and the application of the net proceeds from such offerings to reduce outstanding debt, the outstanding principal amount of our indebtedness would have been approximately $5,540.5 million (excluding unused availability under our revolving credit facility of approximately $425 million). If we complete this offering but do not complete the concurrent stock offering, the outstanding principal amount of our indebtedness on a pro forma basis would have been approximately $6,263.3 million. Our high level of indebtedness could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations and proceeds of any equity issuances to payments on our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	making it difficult for us to optimally capitalize and manage the cash flow for our businesses;

•	limiting our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	making it difficult for us to meet the leverage and interest coverage ratios required by our Senior Secured Credit Agreement;

•	limiting our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

•	increasing our vulnerability to increases in interest rates in general because a substantial portion of our indebtedness bears interest at floating rates;

•	requiring us to sell assets in order to pay down debt; and

•	placing us at a competitive disadvantage to our competitors that have less debt.

If we do not have sufficient cash flow to service our indebtedness, we may need to refinance all or part of our existing indebtedness, borrow more money or sell securities, some or all of which may not be available to us at acceptable terms or at all. In addition, we may need to incur additional indebtedness in the future in the ordinary course of business. Although the terms of our Senior Secured Credit Agreement and our Senior Unsecured Interim Loan Agreement allow us to incur additional debt, this is subject to certain limitations which may preclude us from incurring the amount of indebtedness we otherwise desire. In addition, if we incur additional debt, the risks described above could intensify. Furthermore, if future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or satisfy our obligations under our indebtedness. Any of the foregoing could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our credit facilities and any additional indebtedness we incur in the future impose, or may impose, significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities. These factors could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our credit facilities and any additional indebtedness we incur in the future impose, or may impose, significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness, make investments, pay dividends, prepay other indebtedness, sell assets, incur certain liens, enter into agreements with our affiliates or restricting our subsidiaries’ ability to pay dividends, or merge or consolidate. In addition, our Senior Secured Credit Agreement requires us to maintain specified financial ratios. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare our indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We may decide to sell assets which could adversely affect our prospects and opportunities for growth.

We may from time to time consider selling certain assets if we determine that such assets are not critical to our strategy, or if we believe the opportunity to monetize the asset is attractive, or in order to reduce indebtedness, or for other reasons. We have explored and will continue to explore the sale of certain non-core assets. Although our intention is to engage in asset sales only if they advance our overall strategy, any such sale could reduce the size or scope of our business, our market share in particular markets or our opportunities with respect to certain markets, products or therapeutic categories. As a result, any such sale could have an adverse effect on our business, prospects and opportunities for growth.

We depend on third-party suppliers and distributors for the raw materials, particularly the chemical compound(s) comprising the active pharmaceutical ingredient, that we use to manufacture our products as well as certain finished goods. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

We typically purchase the active pharmaceutical ingredient (i.e., the chemical compounds that produce the desired therapeutic effect in our products) and other materials and supplies that we use in our manufacturing operations, as well as certain finished products, from many different foreign and domestic suppliers.

Additionally, we maintain safety stocks in our raw materials inventory and, in certain cases where we have listed only one supplier in our applications with regulatory agencies, have received regulatory agency approval to use alternative suppliers should the need arise. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product. A prolonged interruption in the supply of a single-sourced raw material, including the active ingredient, or finished product could cause our financial position and results of operations to be materially adversely affected, and the market value of our stock could decline. In addition, our manufacturing capabilities could be impacted by quality deficiencies in the products which our suppliers provide, which could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

We utilize controlled substances in certain of its current products and products in development and therefore must meet the requirements of the Controlled Substances Act of 1970 and the related regulations administered by the Drug Enforcement Administration, or DEA, in the United States as well as similar laws in other countries where we operate. These laws relate to the manufacture, shipment, storage, sale and use of controlled substances. The DEA and other regulatory agencies limit the availability of the active ingredients used in certain of our current products and products in development and, as a result, our procurement quota of these active ingredients may not be sufficient to meet commercial demand or complete clinical trials. We must annually apply to the DEA and other regulatory agencies for procurement quota in order to obtain these substances. Any delay or refusal by the DEA or such regulatory agencies in establishing our procurement quota for controlled substances could delay or stop our clinical trials or product launches, or could cause trade inventory disruptions for those products that have already been launched, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our efforts to transition our Merck Generics subsidiaries away from the Merck name and away from services being provided by Merck KGaA may impose inherent risks or result in greater than expected costs or impediments, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have a license from Merck KGaA to continue using the “Merck” name in company and product names in respect of the Merck Generics businesses for a two-year transitional period. We are engaged in efforts to transition in an orderly manner away from the Merck name and to achieve global brand alignment. Re-branding may prove to be costly, especially in markets where the Merck Generics name has strong dominance or significant equity locally. In addition, brand migration poses risks of both business disruption and customer confusion. Our customer outreach and similar efforts may not mitigate fully the risks of the name changes, which may lead to reductions in revenues in some markets. These losses may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

As part of the Merck Generics acquisition we entered into a transitional services agreement whereby Merck KGaA agreed to continue to provide certain services including accounting and information technology to Merck Generics for certain periods. The cost of transitioning such services from Merck KGaA to us during those periods as well as the capital expenditures that may be required for system upgrades may be greater than we expect or result in other impediments to our business. Such costs or impediments may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In addition, in limited circumstances, entities we acquired in the Acquisition are party to litigation and/or subject to investigation in matters under which we are entitled to indemnification by Merck KGaA. However, there are risks inherent in such indemnities and, accordingly, there can be no assurance that we will receive the full benefits of such indemnification.

Our business is highly dependent upon market perceptions of us, our brands and the safety and quality of our products. Our business or brands could be subject to negative publicity, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Market perceptions of our business are very important to us, especially market perceptions of our brands and the safety and quality of our products. If we, or our brands, suffer from negative publicity, or if any of our products or similar products which other companies distribute are proven to be, or are claimed to be, harmful to consumers then this could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline. Also, because we are dependant on market perceptions, negative publicity associated with illness or other adverse effects resulting from our products could have a material adverse impact on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have a limited number of manufacturing facilities producing a substantial portion of our products. Production at any one of these facilities could be interrupted, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

A substantial portion of our capacity as well as our current production is attributable to a limited number of manufacturing facilities. A significant disruption at any one of those facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We may experience declines in the sales volume and prices of our products as the result of the continuing trend toward consolidation of certain customer groups, such as the wholesale drug distribution and retail pharmacy industries, as well as the emergence of large buying groups. The result of such developments could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

A significant amount of our sales are to a relatively small number of drug wholesalers and retail drug chains. These customers represent an essential part of the distribution chain of generic pharmaceutical products. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our competitors, including branded pharmaceutical companies, or other third parties may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Companies that produce brand pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of their branded products. These companies allege patent infringement or other violations of intellectual property rights as the basis for filing suit against an ANDA or similar applicant. Likewise, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic products. Litigation often involves significant expense and can delay or prevent introduction or sale of our generic products. If patents are held valid and infringed by our products in a particular jurisdiction, we would, unless we could obtain a license from the patent holder, need to cease selling in that jurisdiction and may need to deliver up or destroy existing stock in that jurisdiction.

There may also be situations where the Company uses its business judgment and decides to market and sell products, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts. The risk involved in doing so can be substantial because the remedies available to the owner of a patent for infringement include, among other things, damages measured by the profits lost by the patent owner and not necessarily by the profits earned by the infringer. In the case of a willful infringement, the definition of which is subjective, such damages may be trebled. Moreover, because of the discount pricing typically involved with bioequivalent products, patented branded products generally realize a substantially higher profit margin than bioequivalent products. An adverse decision in a case such as this or in other similar litigation could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, HMOs or other third-party payers. Any such reductions could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Various governmental authorities (including the UK National Health Service and the German statutory health insurance scheme) and private health insurers and other organizations, such as health maintenance organizations, or HMOs, in the United States, provide reimbursement to consumers for the cost of certain pharmaceutical products. Demand for our products depends in part on the extent to which such reimbursement is available. In the United States, third-party payers increasingly challenge the pricing of pharmaceutical products. This trend and other trends toward the growth of HMOs, managed health care and legislative health care reform create significant uncertainties regarding the future levels of reimbursement for pharmaceutical products. Further, any reimbursement may be reduced in the future, perhaps to the point that market demand for our products declines. Such a decline could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In Germany recent legislative changes have been introduced which are aimed at reducing costs for the German statutory health insurance, or SHI, scheme. The measure is likely to have an impact upon marketing practice and reimbursement of drugs and may increase pressure on competition and reimbursement margins. The Act to Increase Competition in the Statutory Health Insurance Scheme provides, inter alia: (i) in addition to the existing reference price scheme, SHI funds will impose reimbursement caps on innovative drugs; (ii) SHI-funds will receive a rebate for generic drugs corresponding to 10% of the selling price, excluding VAT (this does not apply to generic drugs the price of which is at least 30% below the reference price); (iii) SHI funds will receive a rebate for generic drugs corresponding to 16% of the selling price, excluding VAT, for generics which are not listed in the inventory of groups of pharmaceuticals with a fixed price to be reimbursed by the statutory health insurance scheme and (iv) new incentives for individual rebate contracts between pharmaceutical companies and single SHI funds. These changes could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In the UK, the Office of Fair Trading produced recommendations in February 2007 that suggested that the UK should move towards a value based pricing structure for the reimbursement of pharmaceutical products from 2010. If these recommendations are accepted and lead to change in the system of reimbursement, this could lead to increased pressure on competition and reimbursement margins. This could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Legislative or regulatory programs that may influence prices of prescription drugs could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Current or future federal, state or foreign laws and regulations may influence the prices of drugs and, therefore, could adversely affect the prices that we receive for our products. For example, programs in existence in certain states in the United States seek to set prices of all drugs sold within those states through the regulation and administration of the sale of prescription drugs. Expansion of these programs, in particular state Medicare and/or Medicaid programs, or changes required in the way in which Medicare and/or Medicaid rebates are calculated under such programs, could adversely affect the prices we receive for our products and could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In order to control expenditure on pharmaceuticals, most member states in the EU regulate the pricing of products and, in some cases, limit the range of different forms of pharmaceuticals available for prescription by national health services. These controls can result in considerable price differences between member states.

We are involved in various legal proceedings and certain government inquiries and may experience unfavorable outcomes of such proceedings or inquiries, which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We are involved in various legal proceedings and certain government inquiries, including, but not limited to, patent infringement, product liability, breach of contract and claims involving Medicare and/or Medicaid reimbursements, some of which are described in our periodic reports and involve claims for, or the possibility of fines and penalties involving, substantial amounts of money or other relief. If any of these legal proceedings or inquiries were to result in an adverse outcome, the impact could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

With respect to product liability, we maintain commercial insurance to protect against and manage a portion of the risks involved in conducting our business. Although we carry insurance, we believe that no reasonable amount of insurance can fully protect against all such risks because of the potential liability inherent in the business of producing pharmaceuticals for human consumption. To the extent that a loss occurs, depending on the nature of the loss and the level of insurance coverage maintained, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We enter into various agreements in the normal course of business which periodically incorporate provisions whereby we indemnify the other party to the agreement. In the event that we would have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In the normal course of business, we periodically enter into employment, legal settlement, and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under certain of these indemnification provisions. However, should our obligation under an indemnification provision exceed our coverage or should coverage be denied, our business, financial position and results of operations could be materially affected and the market value of our stock could decline.

Our future success is highly dependent on our continued ability to attract and retain key personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

It is important that we attract and retain qualified personnel in order to develop new products and compete effectively. If we fail to attract and retain key scientific, technical or management personnel, our business could be affected adversely. Additionally, while we have employment agreements with certain key employees in place, their employment for the duration of the agreement is not guaranteed. If we are unsuccessful in retaining our key employees, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have begun the implementation of an enterprise resource planning system. As with any implementation of a significant new system, difficulties encountered could result in business interruptions, and could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We have begun the implementation of an enterprise resource planning, or ERP, system in the United States to enhance operating efficiencies and provide more effective management of our business operations. Implementations of ERP systems and related software carry risks such as cost overruns, project delays and business interruptions and delays. If we experience a material business interruption as a result of our ERP implementation, it could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Changing the fiscal year end involves incremental work and complexities and results in the acceleration of certain deadlines. Failure to meet these accelerated deadlines and/or issues resulting from the additional work and complexities could impact our results of operations and cause our stock to decline.

On October 2, 2007, we amended our bylaws to change our fiscal year. Our fiscal year previously commenced April 1 and ended March 31. Our fiscal year will now begin on January 1 and end on December 31. As a result of this we will be filing a transition report for the nine-month period ending December 31, 2007 and thereafter report on the basis of a fiscal year ending December 31. This change involves significant incremental work as well as certain complexities and expedited deadlines. Among them are the need to reconfigure certain internal processes and systems, the acceleration of effectiveness testing for certain Sarbanes-Oxley compliance measures for us and our subsidiaries, and accelerated external audit timing and reporting, including the impact of the Merck Generics acquisition. Issues may arise as a result of these additional complexities or expedited deadlines or we may fail to meet compliance requirements within these accelerated deadlines which could adversely affect our business, financial position and results of operations and could cause the market value of our stock to decline.

Any future acquisitions or divestitures would involve a number of inherent risks. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We may continue to seek to expand our product line through complementary or strategic acquisitions of other companies, products or assets, or through joint ventures, licensing agreements or other arrangements or may determine to divest certain products or assets. Any such acquisitions, joint ventures or other business combinations may involve significant challenges in integrating the new company’s operations and divestitures could be equally challenging. Either process may prove to be complex and time consuming and require substantial resources and effort. It may also disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, regulators and others with whom we have business or other dealings.

We may be unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other transactions or investments we may undertake, or be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors or a deterioration in domestic and global economic conditions could alter the anticipated benefits of any such transactions. We may also compete for certain acquisition targets with companies having greater financial resources than us or other advantages over us that may prevent us from acquiring a target. These factors could impair our growth and ability to compete, require us to focus additional resources on integration of operations rather than other profitable areas, otherwise cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Matrix, an important part of our business, is located in India and it is subject to regulatory, economic, social and political uncertainties in India. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

In recent years, Matrix has benefited from many policies of the Government of India and the Indian state governments in the states in which we operate, which are designed to promote foreign investment generally, including significant tax incentives, liberalized import and export duties and preferential rules on foreign investment and repatriation. There is no assurance that such policies will continue. Various factors, such as changes in the current federal government, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular.

In addition, our financial performance and the market price of our securities may be adversely affected by general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies, as well as social stability and political, economic or diplomatic developments affecting India in the future. In particular, India has experienced significant economic growth over the last several years, but faces major challenges in sustaining that growth in the years ahead. These challenges include the need for substantial infrastructure development and improving access to healthcare and education. Our ability to recruit, train and retain qualified employees and develop and operate our manufacturing facilities could be adversely affected if India does not successfully meet these challenges.

Southern Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in companies with Indian operations involve a high degree of risk, and that there is a risk of disruption of services provided by companies with Indian operations, which could have a material adverse effect on our share price and/or the market for Matrix’s products. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, Matrix might not be able to continue its operations. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Movements in foreign currency exchange rates could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

A significant portion of our revenues, indebtedness and our costs will be denominated in foreign currencies including the Australian dollar, the British pound, the Canadian dollar, the Euro, the Indian rupee and the Japanese Yen. We report our financial results in U.S. dollars. Our results of operations could be adversely affected by certain movements in exchange rates. From time to time, we may implement currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, our hedging strategies may not be successful, and any of our unhedged foreign exchange payments will continue to be subject to market fluctuations. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

If we fail to adequately protect or enforce our intellectual property rights, then we could lose revenue under our licensing agreements or lose sales to generic copies of our branded products. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our success, particularly in our specialty business, depends in large part on our ability to obtain, maintain and enforce patents, and protect trade secrets, know-how and other proprietary information. Our ability to commercialize any branded product successfully will largely depend upon our ability to obtain and maintain patents of sufficient scope to prevent third parties from developing substantially equivalent products. In the absence of patent and trade secret protection, competitors may adversely affect our branded products business by independently developing and marketing substantially equivalent products. It is also possible that we could incur substantial costs if we are required to initiate litigation against others to protect or enforce our intellectual property rights.

We have filed patent applications covering composition of, methods of making, and/or methods of using, our branded products and branded product candidates. We may not be issued patents based on patent applications already filed or that we file in the future and if patents are issued, they may be insufficient in scope to cover our branded products. The issuance of a patent in one country does not ensure the issuance of a patent in any other country. Furthermore, the patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions and has been and remains the subject of much litigation. Legal standards relating to scope and validity of patent claims are evolving. Any patents we have obtained, or obtain in the future, may be challenged, invalidated or circumvented. Moreover, the United States Patent and Trademark Office may commence interference proceedings involving our patents or patent applications. Any challenge to, or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management, could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our specialty business develops, formulates, manufactures and markets branded products that are subject to risks. These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Our branded products, developed, formulated, manufactured and marketed by our specialty business may be subject to the following risks:

•	limited patent life;

•	competition from generic products;

•	reductions in reimbursement rates by third-party payors;

•	importation by consumers;

•	product liability;

•	drug development risks arising from typically greater research and development investments than generics; and

•	unpredictability with regard to establishing a market.

These risks could cause a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We must maintain adequate internal controls and be able, on an annual basis, to provide an assertion as to the effectiveness of such controls. Failure to maintain adequate internal controls or to implement new or improved controls could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Effective internal controls are necessary for the Company to provide reasonable assurance with respect to its financial reports. We are spending a substantial amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure. In the United States such changes include the Sarbanes-Oxley Act of 2002, new SEC regulations and the New York Stock Exchange rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal control over financial reporting and attestations as to the effectiveness of these controls by our independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Additionally, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, this could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

During fiscal year 2007 we acquired a controlling stake in Matrix and on October 2, 2007 we acquired Merck Generics. For purposes of management’s evaluation of our internal control over financial reporting as of March 31, 2007, we elected to exclude Matrix from the scope of management’s assessment as permitted by guidance provided by the SEC. Matrix will be included in, but Merck Generics will be excluded from, management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007. If we fail to implement and maintain adequate internal controls, it could have a material adverse effect on our business, financial position and results of operations, and the market value of our stock could decline.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions or changes in accounting standards could lead to a restatement or revision to previously consolidated financial statements which could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

The consolidated and condensed consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities, revenues, expenses (including acquired in process research and development) and income. Estimates, judgments and assumptions are inherently subject to change in the future and any necessary revisions to prior estimates, judgments or assumptions could lead to a restatement. Also, any new or revised accounting standards may require adjustments to previously issued financial statements. Any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses (including acquired in process research and development) and income. Any such changes could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, which impose restrictions and may carry substantial penalties. Any violations of these laws, or allegations of such violations, could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. We operate in jurisdictions that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or other inappropriate acts committed by our affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.

Risks Relating to Our Mandatory Convertible Preferred Stock

We may not be able to pay cash dividends on the mandatory convertible preferred stock.

Our Senior Secured Credit Agreement and our Senior Unsecured Interim Loan Agreement limit, and any indentures and other financing agreements that we enter into in the future will likely limit, our ability to pay cash dividends on our capital stock, including the mandatory convertible preferred stock. In the event that any indentures or other financing agreements in the future restrict our ability to pay cash dividends on the mandatory convertible preferred stock, we will be unable to pay cash dividends on the mandatory convertible preferred stock unless we can refinance amounts outstanding under those agreements. We have no obligation to refinance such amounts, and we may elect to pay dividends in shares of our common stock, or defer dividends, instead of paying dividends in cash. If we elect to defer dividends, you will not receive any interest on such deferred dividends, and if we elect to pay dividends partially or entirely in shares of our common stock, you may not be able to sell such shares of common stock for cash equal to the full stated amount of such dividends. Additionally, the certificate of designations for the mandatory preferred stock will limit the maximum number of shares we are required to deliver to satisfy our obligations to pay any dividends we have elected to pay in common stock. See “Description of Mandatory Convertible Preferred Stock — Method of Payment of Dividends.”

Under Pennsylvania law, cash dividends on capital stock may only be paid from “surplus.” Unless we continue to operate profitably, our ability to pay cash dividends on the mandatory convertible preferred stock would require the availability of adequate “surplus,” which is defined as the excess, if any, of our net assets (total assets less total liabilities) over our capital. Further, even if adequate surplus is available to pay cash dividends on the mandatory convertible preferred stock, we may not have sufficient cash to pay dividends on the mandatory convertible preferred stock.

A holder of our mandatory convertible preferred stock would bear the risk of any decline in the market value of our common stock.

The market value of our common shares on the mandatory conversion date may be less than the market price corresponding to the maximum conversion rate, which we call the initial price, in which case holders of our mandatory convertible preferred stock will receive shares of our common stock on the mandatory conversion date with a market value per share that is less than the initial price. Accordingly, a holder of mandatory convertible preferred stock assumes the entire risk that the market value of our common stock may decline. Any decline in the market price of shares of our common stock and related decline in value of the mandatory convertible preferred stock may be substantial and, depending on the extent of the decline, you could lose all or substantially all of your investment in the mandatory convertible preferred stock.

Purchasers of our mandatory convertible preferred stock may not realize any or all of the benefit of an increase in the market price of shares of our common stock.

The market value of our common stock that you will receive upon mandatory conversion of our mandatory convertible preferred stock on the mandatory conversion date will exceed the stated amount of $1,000.00 per mandatory convertible preferred stock only if the applicable market value of our common stock as defined under “Description of Mandatory Convertible Preferred Stock—Mandatory Conversion” equals or exceeds the threshold appreciation price of $17.08. The threshold appreciation price represents an appreciation of approximately 22% over the initial price. This means that the opportunity for equity appreciation provided by an investment in our mandatory convertible preferred stock is less than that provided by a direct investment in shares of our common stock.

If the applicable market value of our common stock exceeds the initial price but is less than the threshold appreciation price, a holder of our mandatory convertible preferred stock will realize no equity appreciation on our common stock. Furthermore, if the applicable market value of our common stock exceeds the threshold appreciation price, the value of the common stock received upon conversion will be approximately 82% of the value of the common stock that could be purchased with $1,000.00 at the time of this offering.

The trading price of our common stock will directly affect the trading price for our mandatory convertible preferred stock.

The trading price of our common stock will directly affect the trading price of our mandatory convertible preferred stock. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock and our mandatory convertible preferred stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock and our mandatory convertible preferred stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our mandatory convertible preferred stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our mandatory convertible preferred stock could also negatively affect our ability to make acquisitions using preferred stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our mandatory convertible preferred stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

You may suffer dilution of the shares of our common stock issuable upon conversion of our mandatory convertible preferred stock.

The number of shares of our common stock issuable upon conversion of our mandatory convertible preferred stock is subject to adjustment only for share splits and combinations, share dividends and specified other transactions. The number of shares of our common stock issuable upon conversion is not subject to adjustment for other events, such as employee stock option grants, offerings of our common stock for cash or in connection with acquisitions, or other transactions which may reduce the price of our common stock. The terms of our mandatory convertible preferred stock do not restrict our ability to offer common stock in the future or to engage in other transactions that could dilute our common stock. We have no obligation to consider the interests of the holders of our mandatory convertible preferred stock in engaging in any such offering or transaction.

Purchasers of our mandatory convertible preferred stock may suffer dilution of our mandatory convertible preferred stock upon the issuance of a new series of preferred stock ranking equally with the mandatory convertible preferred stock sold in this offering.

The terms of our mandatory convertible preferred stock will not restrict our ability to offer a new series of preferred stock that ranks equally with our mandatory convertible preferred stock in the future or to engage in other transactions that could dilute our mandatory convertible preferred stock. We have no obligation to consider the interests of the holders of our mandatory convertible preferred stock in engaging in any such offering or transaction.

Holders of convertible preferred stock will have no rights as a common shareholder until they acquire our common stock.

Until you acquire shares of our common stock upon conversion, you will have no rights with respect to our common stock, including voting rights (except as required by Pennsylvania law and as described under “Description of Mandatory Convertible Preferred Stock—Voting Rights”), rights to respond to tender offers and rights to receive any dividends or other distributions on our common stock. To exercise any voting rights described under “Description of Mandatory Convertible Preferred Stock—Voting Rights,” you may only request that we call a special meeting of the holders of our mandatory convertible preferred stock and you may not call a meeting directly. Upon conversion, you will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the conversion date. For example, in the event that an amendment is proposed to our amended and restated articles of incorporation or bylaws requiring stockholder approval, and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment unless it would amend, alter or affect the powers, preferences or rights of the mandatory convertible preferred stock in a manner that would adversely affect the rights of holders of the mandatory convertible preferred stock, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

Our mandatory convertible preferred stock will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding up of our assets.

In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on our mandatory convertible preferred stock only after all of our liabilities have been paid. In addition, our mandatory convertible preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our mandatory convertible preferred stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and minority equity holders. In the event of bankruptcy, liquidation or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our mandatory convertible preferred stock then outstanding.

You may have to pay taxes with respect to constructive distributions that you do not receive.

The conversion rate of our mandatory convertible preferred stock will be adjusted in certain circumstances. See “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments.” For U.S. federal income tax purposes, adjustments to a fixed conversion rate, or failures to make certain adjustments, that have the effect of increasing your proportionate interest in our assets or earnings and profits may result in a deemed distribution to you. Such deemed distribution will be taxable to you, even though you do not actually receive a distribution. If you are a non-U.S. holder (as defined in “Certain United States Federal Income Tax Considerations”), such deemed distribution may be subject to U.S. federal income tax at a 30% or reduced treaty rate, collected by withholding. We will withhold the U.S. federal tax on such dividend from any cash, shares of common stock, or sales proceeds otherwise payable to you. See “Certain U.S. Federal Income Tax Considerations.”

Resales of shares of our common stock following the transactions and future issuances of equity or equity-linked securities by us may cause the market price of our common stock to fall.

As of October 26, 2007, we had 248,891,625 shares of common stock outstanding, 26,755,853 shares authorized for issuance upon conversion of our convertible notes, 26,755,853 shares underlying our convertible note hedge and warrant transactions associated with our convertible notes, and 21,993,721 shares authorized for issuance upon the exercise of outstanding options or the vesting of restricted stock units. The issuance of our mandatory convertible preferred stock offered hereby (including approximately 132,857,196 shares issuable upon conversion of such shares (assuming no exercise of the underwriters’ overallotment option and conversion at the maximum conversion rate)), the concurrent common stock offering, and the sale of additional shares that may become eligible for sale in the public market from time to time upon the exercise of options, conversion of our convertible notes or exercise of warrants could have the effect of depressing the market price for our common stock.

The cash acquisition conversion rate and the cash acquisition dividend make-whole payment may not adequately compensate you upon a cash acquisition.

If a cash acquisition occurs, you will be permitted to convert your shares of mandatory convertible preferred stock early, and we will deliver shares of our common stock calculated at the cash acquisition conversion rate. We will also pay a cash acquisition dividend make-whole payment intended to compensate you for the lost value of future dividends. A description of how the cash acquisition conversion rate and the cash acquisition dividend make-whole payment will be determined and the form in which it will be paid is set forth under “Description of Mandatory Convertible Preferred Stock—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.” Although these features are designed to compensate you for the lost value of your mandatory convertible preferred stock, they are only an approximation of this lost value and may not adequately compensate you. Furthermore, the term “cash acquisition” applies only to specific types of transaction, and if we engage in other transactions you may not receive any adjustment to the conversion rate or dividend make-whole payment even though the value of your mandatory convertible preferred stock may be affected.

We are a holding company and our ability to meet our obligations depends on our ability to receive dividends or other distributions from our subsidiaries.

Our operations are conducted through direct and indirect subsidiaries. Our ability to meet our obligations is dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders.

In addition, any payment of interest, dividends, distributions, loans or advances by our operating subsidiaries to us could be subject to restrictions on dividends or repatriation of distributions under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners, as well as dividend withholding taxes. For example, in India and Australia dividends may be subject to dividend withholding tax where an Indian or an Australian entity pays dividends to a non-Indian or non-Australian shareholder.

A portion of the net proceeds of this offering will be received by affiliates of certain of our underwriters. This may present a conflict of interest.

We intend to use the net proceeds from this offering to repay outstanding indebtedness under our Senior Unsecured Interim Loan Agreement. Several of the underwriters, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC and Mitsubishi UFJ Securities International plc have affiliates who are lenders under such agreement and who will receive such net proceeds. These relationships may present a conflict of interest since such underwriters may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they would receive. See “Underwriting.”

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated.

						Six Months Ended
	Year Ended March 31,					September 30,
	2003	2004	2005	2006	2007	2007

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	8.56x	8.21x	8.82x

For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense, preferred stock dividend requirements and that portion of rental expense we believe to be representative of interest. Note that prior to our fiscal year ended March 31, 2006, interest charges and that portion of rental expense representative of interest were immaterial. In addition, prior to this offering we did not have any preferred stock dividend requirements, as no shares of preferred stock had been issued. Neither the Acquisition, the indebtedness incurred through the Financings nor the proceeds from this offering (or the concurrent offering) are included in the above calculation.

USE OF PROCEEDS

We estimate the net proceeds to us from the offering after deducting underwriting discounts and estimated offering expenses, will be approximately $1,799,200,000 ($2,069,830,000 if the underwriters’ overallotment option is exercised in full). We intend to use the net proceeds of this offering, together with any net proceeds of the concurrent offering of common stock, to repay a portion of the outstanding indebtedness under our Senior Unsecured Interim Loan Agreement which was incurred to fund a portion of the purchase price of the acquisition of Merck Generics and related acquisition costs. Such indebtedness currently bears interest at LIBOR plus 4.50% per annum. Affiliates of several of the underwriters are lenders under the Senior Unsecured Interim Loan Agreement and will receive a portion of the net proceeds from this offering, which are being applied to repay such debt. See “Underwriting.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect the Transactions as if they had occurred on September 30, 2007; and

•	on a pro forma as adjusted basis to (i) reflect the Transactions and (ii) give effect to our receipt of estimated net proceeds from this offering of 1,860,000 shares of mandatory convertible preferred stock (assuming no exercise of the underwriters’ overallotment option) and from our concurrent offering of 53,500,000 shares of common stock and the application of the net proceeds therefrom to repay debt under our Senior Unsecured Interim Loan Agreement and the use of such proceeds in the repayment of the interim loans as described under “Summary—Concurrent Transactions,” as if they had occurred on September 30, 2007.

This table is unaudited and should be read in conjunction with “Summary Historical Financial Information of Mylan,” “Summary Historical Financial Information of Merck Generics” and “Unaudited Pro Forma Condensed Combined Financial Information” included herein, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended March 31, 2007 and our Quarterly Report on Form 10-Q for the three and six months ended September 30, 2007, and the unaudited combined pro forma financial statements and the related notes and the historical financial statements and related notes of Merck Generics included in our Current Report on Form 8-K/A filed on November 1, 2007, each of which is incorporated by reference herein. The following table assumes no exercise of the underwriters’ overallotment options.

	As of September 30, 2007
			Pro Forma As
	Actual	Pro Forma	Adjusted(9)
	(Dollars in millions)

Cash and marketable securities	$1,269.6	$501.3	$501.3

Indebtedness (including short-term):
Existing senior credit facilities(1)	$450.0	$—	$—
New senior secured credit facilities:
Term loans(2)	—	4,100.0	4,100.0
Revolving credit facility(3)	—	325.0	325.0
Interim loans(4)	—	2,850.0	333.0
Existing convertible notes(5)	600.0	600.0	600.0
Existing senior notes(6)	500.0	2.7	2.7
Short term borrowings(7)	120.4	127.9	127.9
Other(8)	46.0	51.9	51.9

Total indebtedness	$1,716.4	$8,057.5	$5,540.5

Stockholders’ equity:
Common stock $0.50 par value:
Authorized—600,000,000 shares; issued and outstanding—248,834,699 shares, actual and pro forma, 302,334,699 shares as further adjusted	169.9	169.9	196.7
Preferred stock $0.50 par value:
Authorized—5,000,000 shares; 6.50% mandatory convertible preferred stock, liquidation preference $1,000 per share: issued and outstanding—no shares, actual and pro forma, 1,860,000 shares as further adjusted	—	—	0.9
Capital in excess of par value	986.5	986.5	3,475.8
Retained earnings (10)	2,306.4	481.1	481.1
Accumulated other comprehensive income	12.1	12.1	12.1
Treasury stock	(1,588.2)	(1,588.2)	(1,588.2)

Total shareholders’ equity	1,886.7	61.4	2,578.4

Total capitalization	$3603.1	$8,118.9	$8,118.9

(footnotes on following page)

(1)	$450 million borrowed under a term loan agreement as part of our previous 2007 credit facility. This amount was repaid as part of the Financings.

(2)	Consisting of U.S. dollar term loans and a Euro term loan under our Senior Secured Credit Agreement. At October 2, 2007, $2,500 million of borrowings were outstanding under the U.S. dollar term loans and €1,130 million ($1,600 million) of borrowings were outstanding under the Euro term loan.

(3)	Consisting of U.S. dollar $750 million revolving credit facility under our Senior Secured Credit Agreement. At October 2, 2007, $325 million of borrowings were outstanding under the revolving credit facility.

(4)	At October 2, 2007, $2,850 million of borrowings were outstanding under our Senior Unsecured Interim Agreement. Pro forma as adjusted column assumes repayment of $2,517.0 million with estimated net proceeds of offerings.

(5)	$600 million of 1.25% senior convertible notes due 2012.

(6)	Senior notes on an actual basis is comprised of $150 million aggregate principal amount of 5.750% senior notes due 2010 and $350 million aggregate principal amount of 6.375% senior notes due 2015. In connection with the completion of the Acquisition, we completed cash tender offers for $147.5 million in aggregate principal amount of the 2010 Notes and $349.8 million in aggregate principal amount of the 2015 Notes.

(7)	Short-term borrowings of Matrix in the amount of approximately $120.4 million which represent working capital facilities with several banks, which are secured first by Matrix’s current assets and second by Matrix’s property, plant and equipment and carry interest rates of 4%–14%.

(8)	Other consists primarily of a €32.5 million term loan of Matrix.

(9)	Reflects issuance of 1,860,000 shares of mandatory convertible preferred stock offered hereby and 53,500,000 shares of common stock offered concurrently herewith, both assuming no exercise of the underwriters’ overallotment option, as well as the application of the net proceeds from these offerings to repay a portion of the Senior Unsecured Interim Loan Agreement. Neither offering is conditioned on the other.

(10)	As part of the Acquisition, a portion of the purchase price will be allocated to the estimated fair value of in-process research and development acquired which reduced our retained earnings and shareholders equity. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, the actual amount based upon a valuation will be recorded as an expense in our quarter ended December 31, 2007. As a result of a preliminary valuation, an estimate of $1.78 billion related to in-process research and development is included.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited condensed combined pro forma statements of operations are presented to show how Mylan might have looked had the acquisition of Merck Generics and the acquisition of a controlling interest in Matrix occurred on April 1, 2006. The unaudited condensed combined pro forma balance sheet is presented to show how Mylan might have looked had the acquisition of Merck Generics occurred on September 30, 2007. This pro forma information is based on, and should be read in conjunction with, the historical financial statements of Mylan for the fiscal year ended March 31, 2007, included in our Form 10-K filed May 30, 2007, and for the six months ended September 30, 2007, included in our Form 10-Q filed November 1, 2007 and incorporated by reference herein, the historical financial statements of Merck Generics for the year ended December 31, 2006 and the six months ended June 30, 2007, which are incorporated by reference herein and the historical financial statements of Matrix for the nine months ended December 31, 2006, which are incorporated by reference from our Current Report on Form 8-K/A filed on February 20, 2007.

The unaudited condensed combined pro forma statement of operations for the twelve months ended March 31, 2007, combines information from the audited historical consolidated statement of earnings of Mylan for the year ended March 31, 2007, the unaudited historical condensed consolidated statement of operations for Matrix for the nine months ended December 31, 2006, and a U.S. GAAP historical combined income statement information of Merck Generics, which is derived from the audited historical combined income statement information of Merck Generics for the year ended December 31, 2006. The unaudited condensed combined pro forma statement of operations for the six months ended September 30, 2007, combines information from the unaudited historical condensed consolidated statement of earnings of Mylan for the six months ended September 30, 2007, U.S. GAAP historical combined income statement information of Merck Generics, for the six months ended June 30, 2007. The unaudited condensed combined pro forma balance sheet combines information from the unaudited historical condensed consolidated balance sheet of Mylan as of September 30, 2007 and U.S. GAAP historical combined balance sheet of Merck Generics, as of June 30, 2007.

The allocation of the preliminary purchase price as reflected in these condensed pro forma combined financial statements has been based upon preliminary estimates of the total purchase price to be paid to Merck KGaA, or Merck, by Mylan, which is subject to certain working capital and other adjustments based on the audit of a closing balance sheet to be prepared by Merck for Mylan, and preliminary estimates of the fair value of Merck Generics’ assets acquired and liabilities assumed as of the date of the acquisition. Management is currently assessing the fair values of in-process research and development, tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process research and development projects, projecting regulatory approvals, estimating future cash flows, and development appropriate discount rates. The fair value estimates for the purchase price allocation are preliminary and have been made solely for the purpose of developing such pro forma condensed combined financial statements.

A final determination of the fair value of Merck Generics’ in-process research and development, tangible and intangible assets acquired and liabilities assumed, will be based on the actual net tangible and intangible assets of Merck Generics as well as in-going research and development project, that existed as of the date of the acquisition and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the unaudited condensed combined pro forma financial statements presented below. The final valuation is expected to be completed as soon as practicable but no later than 12 months after the consummation of the acquisition, or October 2, 2008.

The historical U.S. GAAP Merck Generics’ balance sheet information included in the unaudited condensed combined pro forma financial statements was derived from Merck Generics’ unaudited balance sheet at June 30, 2007 prepared in accordance with IFRS; the historical balance sheet information was converted to U.S. GAAP and translated into U.S. dollars using an exchange rate of U.S. $1= €0.74. The historical U.S. GAAP Merck Generics’ combined income statement information included in the unaudited condensed combined pro forma financial statements were derived from Merck Generics’ audited combined income statement for the twelve month period ended December 31, 2006, and the unaudited interim condensed combined income statement for the six month period ended June 30, 2007, both prepared in accordance with IFRS; the historical income statement information was converted to U.S. GAAP and translated into U.S. dollars using an exchange rate of U.S. $1 = €0.80 and U.S. $1 = €0.75, respectively. Reconciliations of equity as of June 30, 2007 and net income for the year ended December 31, 2006 and the six months ended June 30, 2007 between IFRS and U.S. GAAP in Euros are included in a note to Merck Generics’ historical financial statements incorporated by reference herein.

As Mylan completed its acquisition of a 71.5% controlling interest in Matrix in January 2007 and has consolidated the results of Matrix since that time, the effects of purchase accounting related to Matrix are included in Mylan’s historical September 30, 2007 condensed consolidated balance sheet. Certain Matrix pro forma adjustments for the nine months ending December 31, 2006 have been updated from the previous unaudited condensed combined pro forma information filed in conjunction with acquiring the controlling interest.

The unaudited condensed combined pro forma financial statements were prepared using the assumptions described below and in the related notes. The historical financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited condensed combined pro forma financial statements do not include liabilities resulting from acquisition planning, nor do they include certain costs savings or operating synergies (or costs associated with realizing such savings or synergies) that may result from the acquisition. Amounts preliminarily allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization expense related to acquired intangible assets. Therefore, the actual amounts recorded may differ materially from the information presented in the accompanying unaudited condensed combined pro forma financial statements.

The unaudited condensed combined pro forma financial statements are provided for illustrative purposes only. They do not purport to represent what Mylan’s consolidated results of operations and financial position would have been had the transaction actually occurred as of the dates indicated, and they do not purport to project Mylan’s future consolidated results of operations or financial position.

UNAUDITED CONDENSED COMBINED PRO FORMA

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2007

	Historical	Historical				Historical
	Mylan	Matrix				Merck Generics (*)
	12 months	9 months			Mylan	12 months
	ended	ended			and	ended
	March 31	December 31			Matrix	December 31
	2007	2006	Adjustments		Pro forma	2006	Adjustments		Pro forma
	($ in millions except per share data)

Revenues
Net revenues	$1,586.9	$238.8	$—		$1,825.7	$2,257.1	$—		$4,082.8
Other revenues	24.9	—	—		24.9	15.9	—		40.8

Total revenues	1,611.8	238.8	—		1,850.6	2,273.0			4,123.6
Cost of sales	768.1	175.5	24.3	A	967.9	1,304.7	194.0	a	2,466.6

Gross profit	843.7	63.3	(24.3)		882.7	968.3	(194.0)		1,657.0

Operating expenses:
Research and development	103.7	14.4	—		118.1	165.6	—		283.7
Impairment loss on goodwill	—	25.6	—		25.6	—	—		25.6
Acquired in-process research and development	147.0	—	—		147.0	—	—		147.0
Selling, general and administrative	215.5	63.3	—		278.8	433.6	—		712.4
Litigation settlements, net	(50.1)	—	—		(50.1)	115.6	(93.4	)b	(27.9)

Total operating expenses	416.1	103.3	—		519.4	714.8	(93.4)		1,140.8

Earnings (loss) from operations	427.6	(40.0)	(24.3)		363.3	253.5	100.6		516.2
Interest expense	52.3	12.2	11.6	B	76.1	29.7	616.9	c	722.7
Other income, net	50.2	8.5	(12.2	)C	46.5	40.8	(34.0	)d	53.3

Earnings (loss) before income taxes and minority interest	425.5	(43.7)	(48.1)		333.7	264.6	(751.5)		(153.2)
Provision for income taxes	208.0	(6.6)	(16.8	)D	184.6	103.1	(263.0	)e	24.7

Net (loss) earnings before minority interest	217.5	(37.1)	(31.3)		149.1	161.5	(488.5)		(177.9)
Minority interest	(0.2)	0.2	10.6	E	10.6	0.4			10.2

Net (loss) earnings	$217.3	$(36.9)	$(20.7)		$159.7	$161.1	$(488.5)		$(167.7)

Earnings per common share:
Basic	$1.01								$(0.75)

Diluted	$0.99								$(0.75)

Weighted average common shares outstanding:
Basic	215.1		8.1	F					223.2

Diluted	219.1								223.2

(*)	The historical IFRS Merck Generics combined income statement has been converted to U.S. GAAP and translated to U.S. dollars using an exchange rate of US $1 =€ 0.80

See notes to unaudited condensed combined pro forma financial statements

UNAUDITED CONDENSED COMBINED PRO FORMA

STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2007

	Historical
	Mylan	Merck Generics(*)
	Six months ended	Six months ended
	September 30	June 30
	2007	2007	Adjustments		Pro forma
	(In millions, except per share data)

Revenues
Net revenues	$1,015.1	$1,223.7	$—		$2,238.8
Other revenues	8.3	11.4	—		19.7

Total revenues	1,023.4	1,235.1			2,258.5
Cost of sales	505.1	702.2	103.1	a	1,310.4

Gross profit	518.3	532.9	(103.1)		948.1

Operating expenses:
Research and development	65.2	80.3	—		145.5
Selling, general and administrative	173.9	252.7	—		426.6
Litigation settlements, net	(0.8)	13.1	—		12.3

Total operating expenses	238.3	346.1	—		584.4

Earnings from operations	280.0	186.8	(103.1)		363.7
Interest expense	46.0	17.3	314.2	c	377.5
Other income, net	130.5	27.9	(29.3	)d	129.1

Earnings before income taxes and minority interest	364.5	197.4	(446.6)		115.3
Provision for income taxes	137.7	69.3	(156.3	)e	50.7

Net earnings before minority interest	226.8	128.1	(290.3)		64.6
Minority interest	(2.8)	—	—		(2.8)

Net earnings	$229.6	$128.1	$(290.3)		$67.4

Earnings per common share:
Basic	$0.92				$0.27

Diluted	$0.91				$0.27

Weighted average common shares outstanding:
Basic	248.6				248.6

Diluted	251.1				251.1

(*)	The historical IFRS Merck Generics combined income statement has been converted to U.S. GAAP and translated to U.S. dollars using an exchange rate of US $1 = €0.75

See notes to unaudited condensed combined pro forma financial statements

UNAUDITED CONDENSED COMBINED PRO FORMA

BALANCE SHEET
September 30, 2007

	Historical
	Mylan	Merck Generics(*)
	September 30,	June 30,			Pro
	2007	2007	Adjustments		Forma
	(In millions)
Assets
Current assets:
Cash and cash equivalents	$1,203.6	$604.1	$(1,372.4	)f	$435.3
Marketable securities	66.0	—	—		66.0
Accounts receivable, net	488.1	777.4	(228.1	)g	1,037.4
Inventories	430.5	498.0	156.9	b	1,085.4
Deferred income tax benefit	141.7	97.1	—		238.8
Prepaid expenses and other current assets	286.7	14.8	(206.9	)h	98.3
			(16.1	)k
			19.8	o

Total current assets	2,616.6	1,991.4	(1,646.8)		2,961.2
Property, plant and equipment, net	725.4	267.9	—		993.3
Intangible assets, net	334.5	73.2	2,437.5	c	2,845.2
Goodwill	614.8	718.4	1,998.8	d	3,332.0
Deferred income tax benefits	43.2	20.8	—		64.0
Other assets	142.1	6.5	129.8	m	425.7
			159.4	o
			(12.1	)p

Total assets	$4,476.6	$3,078.2	$3,066.6		$10,621.4

Liabilities and shareholders’ equity
Liabilities
Current liabilities:
Trade accounts payable	$179.9	$360.6	$(5.1	)g	$535.4
Short-term borrowings	120.4	377.3	(369.8	)g	127.9
Income taxes payable	89.0	104.5	—		193.5
Current portion of other long-term obligations	29.9	—	—		29.9
Other current liabilities	347.0	188.5	(121.9	)h	415.8
			2.2	l

Total current liabilities	766.2	1,030.9	(494.6)		1,302.5
Deferred revenue	100.4	0.9	—		101.3
Long-term debt	1,569.5	31.3	6,327.0	a	7,903.1
			(24.7	)g
Other long-term obligations	41.2	155.8	—		197.0
Deferred income tax liability	78.2	9.9	933.6	i	1,021.7

Total liabilities	2,555.5	1,228.8	6,741.3		10,525.6

Minority interest	34.4	1.8	(1.8	)j	34.4
Shareholders’ equity
Preferred stock	—	—	—		—
Common stock	169.9	771.4	(771.4	)j	169.9
Additional paid-in capital	986.5	—	—		986.5
Retained earnings	2,306.4	1,059.1	(1,059.1	)j	481.1
			(1,781.1	)e
			(32.1	)n

			(12.1	)p
Accumulated other comprehensive earnings	12.1	17.1	(17.1	)j	12.1

	3,474.9	1,847.6	(3,672.9)		1,649.6
Less:
Treasury stock at cost	1,588.2	—	—		1,588.2

Total shareholders’ equity	1,886.7	1,847.6	(3,672.9)		61.4

Total liabilities and shareholders’ equity	$4,476.6	$3,078.2	$3,066.6		$10,621.4

(*)	The historical IFRS Merck Generics combined balance sheet has been converted to U.S. GAAP and translated to U.S. dollars using an exchange rate of US $1 = €0.74

See notes to unaudited condensed combined pro forma financial statements

MYLAN INC. AND SUBSIDIARIES

Notes to Unaudited Condensed Combined Pro Forma Financial Statements

1.	Basis of Presentation

Purchase Price:

The preliminary allocation of the purchase price is subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed. The estimated preliminary purchase price of $7.036.7 billion has been calculated and preliminarily allocated to in-process research and development to the net tangible and intangible assets acquired and liabilities assumed as follows:

Preliminary purchase price calculation:

(In millions)

Preliminary purchase price per SPA, as amended(1)	$6,991.7
Other, including estimated transaction costs	45.0

Preliminary purchase price to be allocated to assets and liabilities	$7,036.7

(1)	Note that this preliminary purchase price was determined based upon the exchange rate of euros to U.S. dollars in effect on the date on which the transaction occurred. The actual cash required to be paid by Mylan was approximately $85.0 million less as the result of a foreign exchange forward contract entered into in connection with the acquisition. This preliminary purchase price is subject to certain potential adjustments which will be determined following Merck KGaA providing to Mylan an audited closing balance sheet for Merck Generics.

The preliminary allocation of the preliminary purchase price of the Merck Generics’ assets acquired and liabilities assumed in the acquisition are as follows:

(In millions)

Preliminary purchase price allocation to in-process research and development net tangible and intangible assets acquired and to goodwill:
Assets acquired	$1,790.6
Liabilities assumed	(829.3)
Deferred taxes	(933.6)
Identifiable intangible assets	2,510.7
Excess of purchase price over the fair values of net assets acquired(1)	2,717.2
In-process research and development(2)	1,781.1

Total preliminary purchase price	$7,036.7

(1)	The excess of the preliminary purchase price over the fair values of net assets acquired has been classified as goodwill.

(2)	The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the acquisition, will not have reached technological feasibility and have no alternative future use. The preliminary estimate of in-process research and development is $1.781 billion. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, this item will be recorded as a charge against income in Mylan’s three and nine month period ended December 31, 2007. The amount of in-process research and development is subject to change and will be finalized upon completion of a valuation. For every incremental $25 million increase to the amount allocated to in-process research and development expense, there will be a $25 million decrease to net income. Additionally, goodwill and retained earnings will also each decrease by $25 million.

2.	Mylan and Matrix Historical and Pro forma Financial Statements

On December 21, 2006, Mylan completed its acquisition of 20% of Matrix Laboratories Limited’s (Matrix) outstanding shares for Rs. 306 per share pursuant to a public offer in India, through its wholly-owned subsidiary MP Laboratories (Mauritius) Ltd. Then, on January 8, 2007, Mylan completed its acquisition of approximately 51.5% of Matrix’s outstanding shares for Rs. 306 per share in cash. Following these two acquisitions, Mylan owns approximately 71.5% of the voting share capital of Matrix and began consolidating its results. The Mylan historical statement of operations for the twelve month period ended March 31, 2007 presented in the unaudited condensed combined pro forma financial statements therefore only includes the results of operations of Matrix from January 8, 2007 through March 31, 2007. The “Mylan and Matrix pro forma” column in the pro forma statement of operations for the twelve month period ended March 31, 2007 reflects the addition of the unaudited condensed consolidated statement of operations of Matrix for the nine months ended December 31, 2006, have been added to the Mylan historical statement of operations for the twelve month period ended March 31, 2007 along with certain pro forma adjustments for the nine months ended December 31, 2006, as discussed further below. As the Mylan historical statement of earnings for the six month period ended September 30, 2007, and the Mylan historical balance sheet as of September 30, 2007, include Matrix, no adjustments to these statements were necessary.

The pro forma adjustments made to the Mylan historical statement of operations for the twelve months ended March 31, 2007, in order to present Matrix as if the acquisition occurred on April 1, 2006, were as follows:

A) Adjustment to record estimated additional amortization expense of the amortizable intangible assets acquired as part of the acquisition of a controlling interest in Matrix. The amount of intangible assets, estimated useful lives and amortization methodology are subject to the completion of a valuation. The additional depreciation expense on the fixed assets acquired as part of the acquisition was immaterial.

B) Adjustment to record additional interest expense incurred as a result of $263.0 million of additional borrowings under Mylan’s previous revolving credit facility used to finance the acquisition of a controlling interest in Matrix. The assumed interest rate on these borrowings was 5.875%.

C) Adjustment to record a reduction in interest income due to the cash payment for Matrix being assumed to have been made on April 1, 2006 for the pro forma financial statements.

D) Adjustment representing the income tax effect at 35% of adjustments noted above.

E) Adjustment to record a 28.5% minority interest on Matrix’s loss for the period presented.

F) Represents the issuance of approximately 8.1 million shares of Mylan common stock, sold to certain selling shareholders in connection with the Matrix acquisition.

3.	Historical Financial Statements of Merck Generics

The audited historical financial statements of Merck Generics as of December 31, 2006 and 2005, and for each of the three years ended December 31, 2006, 2005 and 2004, have been prepared in accordance with IFRS, and are incorporated by reference in this prospectus supplement. A reconciliation of equity from IFRS to U.S. GAAP as of December 31, 2006 and 2005, and a reconciliation of net income from IFRS to U.S. GAAP, for each of the years ended December 31, 2006 and 2005, has been included as a note thereto.

The audited historical financial statements of Merck Generics as of June 30, 2007 and 2006, and for each of the six month periods ended June 30, 2007 and 2006, have been prepared in accordance with IFRS, and are incorporated by reference in this prospectus supplement. A reconciliation of equity from IFRS to U.S. GAAP as of June 30, 2007 and December 31, 2006, and a reconciliation of net income from IFRS to U.S. GAAP, for each of the six month periods ended June 30, 2007 and 2006, has been included as a note thereto.

The information in the historical Merck Generics column in the unaudited condensed combined pro forma statements of operations is derived from the audited IFRS combined income statement of Merck Generics for the twelve month period ended December 31, 2006, and the unaudited IFRS combined income statement of Merck Generics for the six month period ended June 30, 2007, incorporated by reference in this prospectus supplement, as adjusted for the following:

•	U.S. GAAP adjustments applied to the combined income statements for the year ended December 31, 2006 and for six months ended June 30, 2007.

•	Reclassifications and adjustments related primarily to:

•	Certain costs included within selling, general and administrative reclassified to cost of sales.

•	Litigation amounts reclassified from other operating expense, net to litigation settlements, net.

•	Adjustments to align accounting policy difference relating to the recognition of legal costs in connection with loss contingencies. Merck Generics’ accounting policy is to recognize legal costs in connection with loss contingencies when estimable and probable. Mylan’s accounting policy is to recognize such legal costs on an as incurred basis.

The historical Merck Generics column in the unaudited condensed combined pro forma balance sheet is derived from the unaudited Merck Generics’ IFRS balance sheet as of June 30, 2007, included elsewhere in this prospectus supplement, and adjusted for the following:

•	U.S. GAAP adjustments applied to the June 30, 2007 IFRS balance sheet.

•	Reclassifications related primarily to:

•	Certain amounts reclassified between asset and liability categories.

•	Adjustment to align accounting policy differences relating to the recognition of legal costs in connection with loss contingencies. Merck Generics’ accounting policy is to recognize legal costs in connection with loss contingencies when estimable and probable. Mylan’s accounting policy is to recognize such legal costs on an as incurred basis.

4.	Pro Forma Adjustments

Statements of Operations

(a) Represents an adjustment to record the additional amortization expense of the amortizable intangible assets acquired as part of the acquisition. The amount of intangible assets, estimated useful lives and amortization methodology are subject to the completion of valuation. Assuming a weighted average useful life of 11 years for intangibles, straight line amortization and a tax rate of 35%, for every additional $50 million allocated to intangible assets, net income will decrease by $2.9 million and $1.4 million for the fiscal year ended March 31, 2007, and the six months ended September 30, 2007, respectively.

(b) Represents an adjustment to reduce litigation settlements, net for settlement costs recognized on legal cases for which Mylan is indemnified by Merck KGaA according to the SPA.

(c) Represents additional interest expense incurred as a result of $7.275 billion of additional borrowings under various financing arrangements. The assumed interest rates on these borrowings were as follows: the Senior Secured Credit Agreement Tranche A Term Loan, in the principal amount of $500.0 million, had an assumed interest rate of 8.375%; the Senior Secured Credit Agreement Tranche B Term Loan, in the principal amount of $2.0 billion, had an assumed interest rate of 8.375%; the Euro Term Loans, in the principal amount of €1.13 billion ($1.6 billion), had an assumed interest rate of 7.32%; the Interim Term loans, in the principal amount of $2.850 billion, had an assumed initial interest rate of 9.75% which was assumed to escalate as described below; and the Revolving Credit Facility loans, in the amount of $325.0 million, had an assumed interest rate of 7.875%, as well as a 0.5% facility fee on the entire amount of the facility. Also included in interest expense is an estimate for the amortization of $129.8 million capitalized as deferred finance fees.

It has been assumed for the purposes of these pro forma statements that the Interim Term loans remain outstanding for the entire year ended March 31, 2007 and the six months ended September 30, 2007. The interest rate escalates by .5% per annum after six months and then an additional 0.5% per annum every three months thereafter until a maximum rate of 11.25% per annum.

(d) Represents an adjustment to record a reduction in interest income due to the cash payment for the preliminary acquisition purchase price being assumed to have been made on April 1, 2006 for the unaudited condensed combined pro forma financial statements.

(e) Represents the income tax effect at 35% of adjustments (a)-(d).

Balance Sheet

a) Represents the additional borrowings of $7.275 billion incurred to finance the acquisition of Merck Generics less repayments of existing debt totaling $948.0 million.

b) Represents an adjustment to record the estimated fair value step-up of the inventories. Because the adjustment to inventories is directly attributed to the transaction and will not have an ongoing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, the amortization of the step-up in inventory is expected to impact cost of sales during the 12 months following the consummation of the transaction. The amount recorded for inventory is subject to the completion of a valuation.

c) Represents the preliminary adjustment to record the estimated fair value of Merck Generics’ identifiable intangible assets acquired by Mylan. The amount of identifiable intangible assets, estimated useful lives and amortization methodology are subject to the completion of a valuation. This amount is net of the entry to eliminate the historical intangible assets on the historical Merck Generics June 30, 2007 balance sheet. It is calculated as follows:

1) Record estimated fair value of intangibles	$2,510.7
2) Eliminate historical intangible assets	(73.2)

Total adjustment to intangible assets, net	$2,437.5

d) Represents the preliminary adjustment to record the excess of preliminary purchase price over the estimated fair value of net assets acquired and liabilities assumed, which has been recorded as goodwill. This amount is subject to completion of valuation of the tangible and intangible assets acquired and fair value estimates of other assets acquired and liabilities assumed.

This adjustment consists of the following:

1) Record estimated excess preliminary purchase price	$2,717.2
2) Eliminate historical goodwill	(718.4)

Total adjustment to goodwill	$1,988.8

e) Represents the estimated fair value of in-process research and development acquired. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited condensed combined pro forma statements of operations. However, this item will be recorded as an expense in the quarter ended December 31, 2001. This amount is subject to the completion of a valuation.

f) Represents the following adjustments to the cash balance as of September 30, 2007:

		Related
		adjustments

1) Increase in cash as a result of additional borrowings	$6,327.0	(a	)
2) Reduction in cash to pay the preliminary purchase price to Merck KGaA	(6,991.7)
3) Payment to Merck KGaA for cash	(604.1)
4) Increase in cash from settlement of forward contract	85.0	(h	)
5) Cash paid for transaction fees	(26.7)
6) Cash paid for financing fees capitalized as deferred financing fees	(129.8)	(m	)
7) Cash paid for a tender offer premium to notes holders	(32.1)	(n	)

Total adjustment to cash	$(1,372.4)

g) Represents amounts payable to and receivable from Merck KGaA and other related companies that are not part of Merck Generics. These amounts were settled at closing under the terms of the SPA.

h) Represents an adjustment to remove the mark to market asset and premium accrued as a liability that had been recorded by Mylan related to the market value of the foreign currency option contract and show the impact of the gain recognized at the close of this contract as a reduction in cash paid for the acquisition. The offset to this asset and liability was a gain recognized on the contract of $85.0 million, which is shown in adjustment (f) as a reduction of the cash paid for the acquisition.

i) Represents deferred income taxes resulting from the pro forma adjustments made to the unaudited condensed combined pro forma balance sheet, including fair value adjustments made to certain historical Merck Generics’ balance sheet amounts.

j) Reflects the elimination of the historical equity of Merck Generics and the prior minority interest.

k) Represents capitalized acquisition costs on Mylan’s historical balance sheet. As a result of the acquisition, these costs will be included in the purchase price and allocated to the fair value of assets acquired and liabilities assumed.

l) Represents an estimate of liabilities for remaining deal and other costs related to the acquisition.

m) Represents an adjustment to establish an asset related to deferred financing fees paid to finance the acquisition.

n) Represents the offset to recording the expense of the tender offer premium related to the repayment of Mylan’s notes.

o) Represents an adjustment to record a receivable for the agreement of Merck KGaA under the terms of the SPA to indemnify Mylan for certain litigation and tax liabilities.

p) Represents an adjustment to remove deferred financing fees associated with Mylan’s notes and term loan facility from the September 30, 2007 Mylan condensed consolidated balance sheet.

OVERVIEW OF FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In connection with our acquisition of Merck Generics we incurred substantial indebtedness. This consisted of $2,500 million of senior secured U.S. dollar term debt and €1,130  ($1,600) million of senior secured Euro term debt pursuant to our Senior Secured Credit Agreement and $2,850 million of senior unsecured interim debt pursuant to our Senior Unsecured Interim Loan Agreement. In addition, as part of the Senior Secured Credit Agreement, we put in place a $750 million senior secured revolving credit facility of which approximately $325 million was drawn in connection with the closing of the acquisition. As of September 30, 2007, on a pro forma basis after giving effect to the Transactions, the issuance of the mandatory convertible preferred stock offered hereby and the common stock in the concurrent offering and the use of the net proceeds from such offerings to reduce debt under our Senior Unsecured Interim Loan Agreement, we would have had approximately $5,540.5 million in total debt, including $333.0 million of debt under our Senior Unsecured Interim Loan Agreement. Assuming the mandatory convertible preferred stock offering is completed but the common stock offering is not completed, on a pro forma basis as of the same date we would have had $6,263.3 million in total debt, including $1,055.8 million in debt under the Senior Unsecured Interim Loan Agreement. On a pro forma basis at September 30, 2007, our availability under our senior secured revolving credit facility would have been approximately $425 million and our cash and marketable securities would have been approximately $501.3 million. We intend, at a later date, to refinance with permanent indebtedness, the indebtedness that will remain outstanding under the Senior Unsecured Interim Loan Agreement following this offering and the concurrent offering of common stock.

After this offering, whether or not the mandatory convertible preferred stock offering is completed, our outstanding indebtedness could limit our financial and operating flexibility, including by requiring us to dedicate a substantial portion of our cash flows from operations and the proceeds of any mandatory convertible preferred stock or common stock issuances to the repayment of our debt and the interest on our debt, making it more difficult for us to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic and operational downturns. See the descriptions below, as well as “Risk Factors—We have substantial indebtedness and will be required to apply a substantial portion of our cash flow from operations to service our indebtedness. Our substantial indebtedness may have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.”

We are required to comply with various covenants contained in the agreements covering our indebtedness. These covenants will limit our discretion in the operation of our business. See the descriptions below, as well as “Risk Factors—Our credit facilities and any additional indebtedness we incur in the future impose, or may impose, significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities. These factors could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our stock to decline.”

Our debt maturities.  Below is a summary of our long-term debt maturities based on loan balances as of September 30, 3007, on a pro forma basis after giving effect to the Transactions, the issuance of the mandatory convertible preferred stock offered hereby and the common stock in the concurrent offering and the application of the net proceeds from such offerings to reduce outstanding indebtedness under our Senior Unsecured Interim Loan Agreement. As previously discussed, on October 2, 2007 the Company changed its year end to December 31. Amounts below for 2007 represent payments to be made during the remainder of the transition period ended December 31, 2007. Thereafter, amounts represent payments to be made in each of the calendar years listed below.

	2007	2008	2009	2010	2011	2012	Thereafter
	($ in millions)

Senior secured revolving credit facility	—	—	—	—	—	—	325.0
Senior secured U.S. dollar term loans	—	45.0	70.0	95.0	120.0	145.0	2,025.0
Senior secured Euro term loan	—	16.0	16.0	16.0	16.0	16.0	1,520.0
Senior unsecured interim loan(1)	—	—	—	—	—	—	333.0
Convertible notes(2)	—	—	—	—	—	600.0	—
Other debt(3)	11.4	28.5	6.1	2.5	—	—	6.1
Scheduled interest payments(4)	101.3	397.6	392.6	384.3	374.1	355.9	573.2

(1)	The interim loans have an initial maturity date of October 2, 2008; however, as long as there is no bankruptcy or payment event of default as of such date, the maturity date may be extended to October 2, 2017. On and after October 2, 2008, the lenders have the option to convert Interim Term Loans into exchange notes. See “—Senior Unsecured Interim Loan Agreement.”
(2)	$600 million of 1.25% senior convertible notes due 2012.
(3)	Other debt consists primarily of a €32.5 million term loan held by Matrix.
(4)	For the purposes of these payments, we assumed EURIBOR equal to 4.07% per annum and LIBOR equal to 5.125% per annum. Also the calculation assumes that the $333.0 million of the interim loan is outstanding until October 2017.

The chart above does not include (i) short-term borrowings held by Matrix in the amount of approximately $120.4 million, which represent working capital facilities with several banks, which are secured first by Matrix’s current assets and second by Matrix’s property, plant and equipment and carry interest rates of 4%–14%; and (ii) other long-term obligations of $41.2 million consisting primarily of discounted future payments under individually negotiated agreements with certain key employees and directors; and operating leases of real property and vehicles, which are not material in the aggregate.

Senior Secured Credit Agreement.  On October 2, 2007, we entered into a credit agreement (the “Senior Secured Credit Agreement”) with Mylan as the U.S. borrower, Mylan Luxembourg 5 S.à r.l. as the Euro Borrower, certain lenders and JPMorgan Chase Bank, National Association, as Administrative Agent, pursuant to which we borrowed $500 million in Tranche A Term Loans (the “U.S. Tranche A Term Loans”) and $2 billion in Tranche B Term Loans (the “U.S. Tranche B Term Loans”) and the Euro Borrower borrowed approximately €1.13 billion in Euro Term Loans (the “Euro Term Loans” and, together with the U.S. Tranche A Term Loans and the U.S. Tranche B Term Loans, the “Term Loans”). The proceeds of the Term Loans were used (1) to pay a portion of the consideration for the Acquisition, (2) to refinance the Credit Agreement dated as of March 26, 2007 (the “2007 Existing Credit Agreement”), among the Company, Euro Mylan B.V., the lenders party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent, and the Credit Agreement, dated as of July 24, 2006 (the “2006 Existing Credit Agreement” and, together with the 2007 Existing Credit Agreement, the “Existing Credit Agreements”), by and among us, the lenders party thereto and JPMorgan Chase Bank, National Association, as Administrative Agent, (3) to purchase the 2010 Notes and the 2015 Notes tendered pursuant to the previously announced cash tender offers therefor (see below) and (4) to pay a portion of the fees and expenses in respect of the foregoing transactions. The termination of the Existing Credit Agreements was concurrent with, and contingent upon, the effectiveness of the Senior Secured Credit Agreement.

The Senior Secured Credit Agreement also contains a $750 million revolving facility (the “Revolving Facility” and, together with the Term Loans, the “Senior Credit Facilities”) under which we may obtain extensions of credit, subject to the satisfaction of specified conditions. The Revolving Facility includes a $100 million subfacility for the issuance of letters of credit and a $50 million subfacility for swingline borrowings. Borrowings under the Revolving Facility are available in dollars, Euro, pounds sterling and yen. The Euro Term Loans are guaranteed by us, and the Senior Credit Facilities are guaranteed by substantially all of our domestic subsidiaries (the “Guarantors”). The Senior Credit Facilities are also secured by a pledge of the capital stock of substantially all of our and the Guarantors’ direct subsidiaries (limited to 65% of outstanding voting stock of foreign holding companies and any foreign subsidiaries) and substantially all of the other tangible and intangible property and assets of the Guarantors and us. The U.S. Tranche A Term Loans and the U.S. Tranche B Term Loans currently bear interest at LIBOR plus 3.25% per annum, if we choose to make LIBOR borrowings, or at a base rate plus 2.25% per annum. The Euro Term Loans currently bear interest at EURIBOR plus 3.25% per annum. Borrowings under the Revolving Facility currently bear interest at LIBOR (or EURIBOR, in the case of borrowings denominated in Euro) plus 2.75% per annum, if we choose to make LIBOR (or EURIBOR, in the case of borrowings denominated in Euro) borrowings, or at a base rate plus 1.75% per annum. Under the terms of the Senior Secured Credit Agreement, the applicable margins over LIBOR, EURIBOR or the base rate may be increased based on our initial corporate rating following the date of the Senior Secured Credit Agreement. The applicable margins over LIBOR, EURIBOR or the base rate for the Revolving Facility and the U.S. Tranche A Term Loans can fluctuate based on our

Consolidated Leverage Ratio. We also pay a facility fee on the entire amount of the Revolving Facility. The facility fee is currently 0.50% per annum, but can decrease to 0.375% per annum based on our Consolidated Leverage Ratio. The Senior Secured Credit Agreement contains customary affirmative covenants for facilities of this type, including covenants pertaining to the delivery of financial statements, notices of default and certain other information, maintenance of business and insurance, collateral matters and compliance with laws, as well as customary negative covenants for facilities of this type, including limitations on the incurrence of indebtedness and liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, dispositions of assets, payments of dividends and other restricted payments, prepayments or amendments to the terms of specified indebtedness (including the Senior Unsecured Interim Loan Agreement described below) and changes in our lines of business. The Senior Secured Credit Agreement contains financial covenants requiring maintenance of a minimum Consolidated Interest Coverage Ratio and a maximum Consolidated Senior Leverage Ratio. These financial covenants are not tested earlier than the quarter ended June 30, 2008. The Senior Secured Credit Agreement contains default provisions customary for facilities of this type, which are subject to customary grace periods and materiality thresholds, including, among other things, defaults related to payment failures, failure to comply with covenants, misrepresentations, defaults or the occurrence of a “change of control” under other material indebtedness, bankruptcy and related events, material judgments, certain events related to pension plans, specified changes in control of us and invalidity of guarantee and security agreements. If an event of default occurs under the Senior Secured Credit Agreement, the lenders may, among other things, terminate their commitments, declare all borrowings immediately payable and foreclose on the collateral.

The U.S. Tranche A Term Loans mature on October 2, 2013. The U.S. Tranche A Term Loans require amortization payments of $6.25 million per quarter in 2008, $12.5 million per quarter in 2009, $18.5 million per quarter in 2010, $25 million per quarter in 2011, $31.25 million per quarter in 2012 and $31.25 million per quarter in 2013. The U.S. Tranche B Term Loans and the Euro Term Loans mature on October 2, 2014. The U.S. Tranche B Term Loans and the Euro Term Loans amortize quarterly at the rate of 1.0% per annum beginning in 2008. The Senior Secured Credit Agreement requires prepayments of the Term Loans with (1) up to 50% of Excess Cash Flow beginning with excess cash flow for the year ended 2008, with reductions based on our Consolidated Leverage Ratio, (2) the proceeds from certain asset sales and casualty events, unless our Consolidated Leverage Ratio is equal to or less than 3.5 to 1.0, and (3) the proceeds from issuances of indebtedness not permitted by the Senior Secured Credit Agreement. Amounts drawn on the Revolving Facility become due and payable on October 2, 2013. The Term Loans and amounts drawn on the Revolving Facility may be voluntarily prepaid without penalty or premium.

Senior Unsecured Interim Loan Agreement.  On October 2, 2007, we entered into a credit agreement (the “Senior Unsecured Interim Loan Agreement”) with certain lenders and Merrill Lynch Capital Corporation, as Administrative Agent, pursuant to which we borrowed $2.85 billion in term loans (the “Interim Term Loans”). The proceeds of the Interim Term Loans were used to finance in part the Transactions. The Interim Term Loans are unsecured and are guaranteed by substantially all of our domestic subsidiaries. The Interim Term Loans currently bear interest at LIBOR plus 4.50% per annum. The interest rate increases by 0.50% per annum on any Interim Term Loans that remain outstanding six months after the closing date, and thereafter increases by 0.25% per annum every three months (up to a maximum of 11.25% per annum). The Senior Unsecured Interim Loan Agreement contains customary affirmative covenants for facilities of this type, including covenants pertaining to the delivery of financial statements, notices of default and certain other information, maintenance of business of insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including limitations on the incurrence of indebtedness and liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, dispositions of assets, payments of dividends and other restricted payments, prepayments of any subordinated indebtedness and changes in our lines of business. The Senior Unsecured Interim Loan Agreement contains no financial covenants. In addition, the arrangers of the Interim Term Loans have the right to request, on not more than two occasions between six months and one year after the closing date, that we use commercially reasonable efforts to issue and sell debt securities that will generate proceeds sufficient to refinance the Interim Term Loans. The Senior Unsecured Interim Loan Agreement contains default provisions customary for facilities of this type, which are subject to customary grace periods and materiality thresholds, including, among other things, defaults related to payment failures, failure to comply with covenants, misrepresentations, acceleration of other indebtedness, bankruptcy and related events, material judgments and certain events related to pension plans. If an event of default occurs under the Senior Unsecured Interim Loan Agreement, the lenders may, among other things, declare the Interim Term Loans immediately due and payable. The Interim Term Loans have an initial maturity date of October 2, 2008; however, as long as there is no bankruptcy or payment event of default as of such date, the maturity date may be extended to October 2, 2017. There may be a fee payable in connection with such extension. The Interim Term Loans do not require amortization payments. The Senior Unsecured Interim Loan Agreement requires prepayments of the Interim Term Loans (1) with the proceeds from certain asset sales and casualty events, (2) with the proceeds from certain issuances of equity or indebtedness and (3) upon the occurrence of specified changes in control of us. The Interim Term Loans may be voluntarily prepaid without penalty or premium except in the case of fixed rate exchange notes. On and after October 2, 2008, the lenders have the option to convert Interim Term Loans into exchange notes including, under certain circumstances, into fixed rate exchange notes. The exchange notes would have affirmative and negative covenants and events of default which would be similar to those under the Interim Term Loans but include certain additional exceptions and modifications. In addition, we would be required to offer to prepay the exchange notes in all the circumstances in which prepayments are required on the Interim Term Loans (other than out of equity or debt proceeds). The interest rate for exchange notes may be fixed in connection with a transfer of such notes. The Company is obligated to provide for registration of any exchange notes under the securities laws. In addition, on October 2, 2008, the affirmative and negative covenants, default provisions, prepayment provisions and certain other provisions in the Senior Unsecured Interim Loan Agreement are automatically amended so as to conform to the provisions for any exchange notes.

Convertible notes.  On March 1, 2007, we issued $600.0 million aggregate principal amount of 1.25% Senior Convertible Notes due 2012 (the “Convertible Notes”). The Convertible Notes will mature on March 15, 2012, subject to earlier repurchase or conversion. The Convertible Notes have an initial conversion rate of 44.5931 shares of common stock per $1,000 principal amount (equivalent to an initial conversion price of approximately $22.43 per share), subject to adjustment.

In August 2007, the FASB issued an exposure draft of a proposed FASB Staff Position (the “Proposed FSP”) reflecting new rules that would change the accounting treatment for certain convertible debt instruments, including our Convertible Notes. The Proposed FSP is expected to be effective for fiscal years beginning after December 15, 2007, would not permit early application and would be applied retrospectively to all periods presented. We are currently evaluating the proposed new rules and their potential impact. However, if the Proposed FSP is adopted, we expect to have higher interest expense in 2008, and prior period interest expense associated with the Convertible Notes would also reflect higher than previously reported interest expense due to retrospective application. Please see the discussion in Note 3 to our financial statements included in our Quarterly Report on Form 10-Q for the period ended September 30, 2007 which is incorporated herein by reference.

Other.  In addition to the €32.5 million term loan of Matrix, other debt consisted of $2.5 million of 5 3/4% Senior Notes due 2010 (the “2010 Notes”), and $0.2 million of 6 3/8% Senior Notes due 2015 (the “2015 Notes”, and collectively, the “Senior Notes”). We originally issued $150 million of 2010 Notes and $350 million of 2015 Notes. In connection with the completion of the Acquisition, we completed cash tender offers for substantially all of the original principal amounts of the Senior Notes. In addition, we completed consent solicitations that eliminated substantially all of the restrictive covenants in the indentures under which the Senior Notes were issued.

BUSINESS

Overview

We are a leading pharmaceutical company and have developed, manufactured, marketed, licensed and distributed high quality generic, branded and branded generic pharmaceutical products for more than 45 years. As a result of our recent acquisitions of Merck Generics and a controlling interest in Matrix earlier this year, we are the third largest generic pharmaceutical company in the world based on 2006 combined calendar year revenues, a leader in branded specialty pharmaceuticals and the second largest active pharmaceutical ingredient, or API, manufacturer with respect to the number of drug master files, or DMFs, filed with regulatory agencies. We currently employ more than 11,000 people globally and have sales in over 90 countries. We hold a leading sales position in four of the world’s six largest generic pharmaceutical markets: the United States, the United Kingdom, France and Japan, and we also hold leading sales positions in several other key generics markets, including Australia, Belgium, Italy, Portugal and Spain. Our product portfolio is among the largest of all generic pharmaceutical companies, consisting of approximately 570 products in a broad range of therapeutic areas. In addition, we have a significant product pipeline, with more than 255 regulatory applications or dossiers pending approval with regulatory agencies worldwide. Our acquisition of a controlling interest in Matrix provides us with lower cost API supply and a vertically integrated platform. We have extensive research and development capabilities, with 11 sites around the world, and extensive manufacturing capabilities, with the capacity to manufacture more than 45 billion finished doses of pharmaceutical products per year. On a pro forma basis for the fiscal year ended March 31, 2007, we had total net revenues of approximately $4.1 billion.

We achieved our position as one of the leaders in the U.S. generic pharmaceutical industry through our success in obtaining Abbreviated New Drug Application, or ANDA, approvals, our reputation for quality and our ability to consistently deliver large scale commercial volumes to our customers. With the addition of Merck Generics and Matrix, we have created a horizontally and vertically integrated platform with global scale, a diversified product portfolio and an expanded range of capabilities that position us well for the future. We expect that as a result of these acquisitions we will be less dependent on any single market or product and will be able to compete more effectively on a global basis.

We derive the majority of our U.S. generic product revenues through our subsidiary, Mylan Pharmaceuticals Inc., or MPI. These revenues are derived from approximately 170 products, primarily solid oral dosage pharmaceuticals, in approximately 50 therapeutic areas. Another of our subsidiaries, UDL Laboratories, Inc., or UDL, is the largest re-packager in the United States of pharmaceuticals in unit dose formats, which are used primarily in hospitals, nursing homes and other institutional settings. Our U.S. generics business is further augmented by our subsidiary, Mylan Technologies Inc., or MTI, which is a leader in transdermal drug delivery systems and focuses on the research, development, manufacturing and supply of both brand and generic transdermal products both in the United States and internationally.

Our generic pharmaceutical revenues outside of the United States are primarily derived from Merck Generics, which we acquired on October 2, 2007. Merck Generics consists of a number of former subsidiaries of Merck KGaA, a 300-year-old global chemicals and pharmaceuticals company. Merck Generics, formed in 1984, has sales in more than 90 countries and was the world’s third largest generic pharmaceutical business based on 2006 calendar year revenues of €1.8 billion ($2.3 billion). Merck Generics has more than 400 products and approximately 70% of its generic pharmaceutical revenues in calendar year 2006 were generated from countries where it has a top three market share position. Through Merck Generics, we gained a strong presence in some of the world’s most important generic pharmaceuticals markets, including France, Germany, the United Kingdom, Japan, Canada and Australia. As part of the Acquisition, we received a right to purchase for a period of two years from the closing of the Acquisition, for actual costs incurred to separate such businesses, Merck KGaA’s generic pharmaceutical operations in 17 additional countries in Latin America, Central and Eastern Europe and the Asia Pacific region, many of which represent emerging generic pharmaceutical markets.

As part of the Merck Generics acquisition we also acquired our U.S. branded specialty pharmaceuticals subsidiary, Dey L.P., or Dey. Founded in 1978, Dey is a fully integrated specialty pharmaceutical business focused on the development, manufacturing and marketing of specialty pharmaceuticals in the respiratory and severe allergy markets. Through its approximately 250-person sales force, Dey markets six products to physicians and hospitals. Dey’s key products include, among others, EpiPen, an epinephirine autoinjector for severe allergy and anaphalaxis, DuoNeb, a nebulized unit dose formulation of ipratropium bromide and albuterol sulfate for chronic obstructive pulmonary disorder, or COPD, and the recently launched Perforomist inhalation solution, a long-acting nebulized unit dose formoterol fumarate for COPD. In 2007, Dey launched three new products, including Perforomist, which we expect will help to replace some of the sales that we anticipate will be lost as a result of the July 2007 loss of market exclusivity for DuoNeb. Further, Dey has a pipeline of next generation and differentiated specialty product candidates that we expect will provide additional growth opportunities in the future.

Through Matrix, an Indian listed company in which we have a 71.5% controlling interest, we manufacture and supply low cost, high quality API for our own products and pipeline, as well as for third parties. Matrix is the world’s second largest API manufacturer with respect to the number of DMFs filed with regulatory agencies, with more than 165 APIs in the market or under development. Matrix is also a leader in supplying API for the manufacturing of anti-retroviral drugs, which are utilized in the treatment of HIV/AIDS.

Our Strengths

We believe our competitive strengths are the following:

Leadership and scale in key global markets.  We now have a global presence, with sales in more than 90 countries and operations in over 45 countries, including significant operations in each of the top seven largest generic pharmaceutical markets. In addition to our position as one of the leaders in the U.S. market, the globalization of our business established us as leaders in key markets in Europe and the Asia Pacific region. Our global platform creates substantial growth opportunities and will enable us to compete more effectively in the world’s largest generics markets, as well as in less developed markets that have higher growth rates and potentially more favorable competitive dynamics. Our scale also creates opportunities to achieve operating efficiencies and reduces risks associated with an over-reliance on any one market.

Broad and diversified product portfolio.  We have a robust product portfolio of approximately 570 generic, branded generic and branded pharmaceutical products, which are well-diversified across therapeutic areas. The breadth and diversity of our product portfolio reduces our operating risk profile to ensure that we are not overly reliant on any one product or therapeutic area. We have development and manufacturing capabilities in several specialized dosage forms, some of which are difficult to formulate and manufacture and typically have longer product growth cycles than traditional generic pharmaceuticals. These dosage forms include high potency formulations, steriles, injectables, transdermal patches, controlled-release and respiratory delivery products. Additionally, we benefit from Merck Generics’ highly successful in-licensing strategy that is designed to develop critical mass in key differentiated dosages in attractive markets globally.

Manufacturing scale with a vertically and horizontally integrated platform.  We are an integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, sales and distribution. Through Matrix, we have access to low-cost API and intermediates. This enables us to compete more effectively with other low-cost producers and potentially enhance margins and extend product lifecycles. In addition to our eight API manufacturing sites we currently have 17 finished dose manufacturing sites in the United States and internationally, including specialized manufacturing such as transdermals, inhalation aerosols and semi-solids, in addition to solid dosage. We expect to recognize significant cost savings as a result of our scale and efficiency, and in particular through our finished dose and Matrix’s high quality API manufacturing capacity. Further, our horizontally integrated platform allows us to leverage each of our research and development projects into numerous markets around the world.

Scale in research and development.  We have expanded our research and development capabilities through the Merck Generics and Matrix acquisitions, and now have significant scale with a network of 11 research and development sites across the globe. As a result of the expansion of our capabilities, we expect to be able to increase our research and development efficiency and speed to market. As of June 30, 2007, we had more than 255 applications or dossiers pending regulatory approval worldwide. As a result of the Matrix acquisition and excluding any impact from the acquisition of Merck Generics, for the 12 months ending March 31, 2008, we expect to file 60 submissions with the United States Food and Drug Administration, or FDA, as compared to 24 submissions filed with the FDA in the prior 12 months.

Intellectual property expertise.  We believe that expertise in intellectual property is a core competency for future product development. Accordingly, we maintain development teams, including legal counsel, focused on the analysis and selection of opportunities to file generic product dossiers, ANDAs and Paragraph IV ANDA patent challenges, which could provide us with 180 days of generic market exclusivity. We have been successful in monetizing many Paragraph IV ANDA opportunities, including launches within the last 12 months of amlodipine besylate and oxybutynin ER, and the recent legal settlements on paroxetine hydrochloride ER and levetiracetam for future launches.

Product quality.  Our ability to produce high quality commercial volumes of our products has given us a reputation as a reliable supplier to our customers. We have an excellent manufacturing compliance record with regulatory agencies globally, including the FDA. We believe that, in an era of growing concern among individual consumers regarding the quality of the prescription drugs they purchase, we are in a strong position to leverage our reputation for product excellence.

Specialty pharmaceutical expertise.  We have formulation expertise with products that are difficult to develop, formulate and manufacture, such as transdermals, high potency products and nebulized formulations. Our Dey business provides highly differentiated pharmaceutical offerings in the respiratory and severe allergy markets which we expect will provide us with a growth platform in branded pharmaceuticals. Our MTI operation focuses on applying our leading transdermal technology to the potential development of new products through strategic alliances with branded pharmaceutical companies. MTI is also a leader in the development and manufacturing of generic transdermal products in the United States and internationally, including fentanyl, which has been a very important product for us.

Experienced management.  Our senior management team collectively has broad experience across the businesses and markets in which we operate. In addition, we have been successful in retaining key Matrix and Merck Generics executive teams including key regional leaders and operators.

Industry Overview

Generic pharmaceutical products provide a safe, effective and cost-efficient alternative to branded pharmaceutical products. Generic pharmaceuticals are the bioequivalent of patented or brand-name pharmaceuticals, and as with their brand-name equivalents, generic pharmaceuticals require regulatory approval prior to their sale. Generic pharmaceuticals may be marketed only if relevant patents on their brand-name equivalents, and any additional government-mandated market exclusivity periods, have expired, have been challenged and invalidated, are licensed by the patent holder, or such patents are shown to not otherwise be infringed.

The generic pharmaceutical market has grown as a result of the ongoing efforts by governments around the world and in the private sector to address the increasing burden of healthcare expenditures, in particular prescription pharmaceuticals. In addition, the market has been positively impacted in recent years by changing demographics as well as by increased acceptance among consumers, physicians and pharmacists that generic pharmaceuticals are lower-cost equivalents of brand-name pharmaceuticals. The average price of a generic pharmaceutical prescription in the United States in 2006 was approximately $32, while the average price of a brand name pharmaceutical prescription was approximately $111. Similar to the United States, in most international markets, brand-name pharmaceuticals, on average, cost substantially more than generic products on a per prescription basis. Many countries are exploring the use of generic products to curtail increasing pharmaceutical expenditures, which is one of the factors causing the generic market to grow faster than the pharmaceutical industry as a whole. A large number of countries now actively promote generic pharmaceuticals through their government reimbursement systems. Generic substitution, whereby a pharmacist substitutes a prescribed brand name product with a generic one, is permitted in many countries and even compulsory in some countries as a cost-saving measure in the purchase of, or reimbursement for, prescription pharmaceuticals.

Worldwide expenditures on generic pharmaceutical products were approximately $84.4 billion in 2006, which represented approximately 11% of the total pharmaceutical market. For 2006, after the United States ($31.0 billion), which accounted for approximately 37% of global expenditures on generic pharmaceuticals, the largest national markets for generic pharmaceuticals in the world were Germany ($14.0 billion), India ($6.6 billion), the United Kingdom ($4.7 billion), France ($3.6 billion) and Japan ($3.3 billion). Spending on generic pharmaceutical products in certain international markets, though smaller in nominal terms, is expected to grow at a faster rate than in the United States. In particular, over the next five years, the market for generic pharmaceutical products is expected to increase annually at rates of 25% in Brazil, 24% in Switzerland, 20% in France and 15% in Spain, countries in which generic pharmaceuticals currently account for less than 15% of sales in the domestic pharmaceutical market.

The U.S. market for generic pharmaceutical products is expected to increase in value at an average annual rate of approximately 11% over the next five years. We believe that this growth will be driven by certain demographic trends, including an aging population, the lengthening of average life expectancy and the rising incidence of chronic diseases. In addition, we believe that the U.S. generic pharmaceutical market is well positioned to capitalize on cost-cutting initiatives by federal and state governments, as well as managed care providers, which favor the use of lower-cost generics over branded pharmaceuticals. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, encourages health care providers to utilize generic pharmaceutical products as a tool to manage public healthcare spending. Also, Part D of the Medicare Modernization Act, which became effective on January 1, 2006 and provides for increased coverage of pharmaceutical products, has led to increased usage of pharmaceutical products, which we believe will continue to benefit the generic pharmaceutical industry.

In addition, a large number of high-value branded pharmaceutical patent expirations are expected over the next three years. In 2006, United States sales for branded products expected to face patent expiration between 2007 and 2009 were approximately $45 billion. Also, many countries outside of the United States have later dated patent expirations than in the United States. This means that many of the well known pharmaceuticals that have recently lost patent protection in the United States have not yet lost patent protection in many other jurisdictions around the world. This provides for potential growth opportunities for generic equivalents of these pharmaceuticals in the global markets.

In the United States and certain other traditional generic pharmaceutical markets, generic pharmaceuticals are sold under their generic chemical names to wholesalers and distributors. Market participants in traditional generic markets compete primarily on price, dependability and ability to provide a broad portfolio of offerings to customers. In these markets, generic companies often offer both commoditized and differentiated or difficult to manufacture products.

In contrast to traditional generic markets, in some international markets generic products are sold as branded generics and are marketed in a similar manner as patented brand-name pharmaceuticals. Branded generic products are sold by the generic pharmaceutical company’s sales force directly to physicians and pharmacists. As a result of these sales efforts, we believe that brand equity is created and customer relationships are established. These factors result in higher barriers to entry in these markets and often in improved competitive dynamics as compared to the traditional commoditized generic pharmaceutical markets. These benefits include the potential for more sustainable pricing and market share and better growth prospects.

Our Strategy

Our objective is to capitalize upon our position as the third largest generic pharmaceutical company in the world by successfully integrating Merck Generics and by focusing on the principal strategies set forth below:

Capitalize on our global footprint and vertical integration.  We intend to sell existing and new products into numerous global markets, creating substantial opportunities for growth and potentially longer product lifecycles. In addition, we intend to capitalize on our combined capabilities by integrating our global operations to drive cost savings, including by rationalizing duplicative research and development programs and by optimizing our manufacturing capacity. We plan to use Matrix’s API capabilities and our expertise in finished dosage manufacturing to increase vertical integration of our product portfolio so that we are less reliant on third-party producers. We believe this will be a particularly important strategy for the Merck Generics business, which has relied heavily on third party suppliers of API and contract manufacturers. We expect this strategy to help us to maintain lower production costs which will be of particular significance in highly competitive markets where margins may become compressed.

Focus on difficult to develop and specialty pharmaceuticals.  We believe that we have differentiated ourselves in the industry by being a leader in the development, formulation and manufacture of various difficult to develop pharmaceuticals. We intend to continue to expand our formulation expertise with products that are difficult to develop, formulate and manufacture. With the addition of Merck Generics we added more products with high barriers to entry as well as formulation capabilities, including high-potency products, injectables, topicals, liquids, inhalables and controlled-release products. We will strive to maintain our advantage over our competitors in the production of commercial quantities of oral solid dosage, controlled-release and transdermal formulation products, as well as the high barrier to entry products described above and our branded specialty pharmaceuticals such as the respiratory products produced by Dey.

Leverage scale in research and development.  We have invested and expect to continue to invest heavily in our generic research and development network. This investment has allowed us to build a robust pipeline of ANDAs and product dossiers. Additionally, we intend to build upon Matrix’s strong record of DMF filings, as well as to leverage the significant investments made by Matrix in research and development capabilities, to further bolster our product pipeline. Finally, with the addition of Merck Generics’ research and development capabilities we are now able to utilize our global expertise to develop products for multiple markets.

Maintain manufacturing excellence.  We intend to leverage our scale in manufacturing and our global manufacturing network by increasing our commercial volumes and improving efficiencies, while maintaining our reputation for quality and reliability. We now have the capacity to produce more than 45 billion doses annually. This capacity, coupled with our large high quality product portfolio and track record of compliance and reliability, provide us with marketing advantages to serve our customers. With the Matrix acquisition we have additional manufacturing capacity and manufacturing flexibility. These features allow us to better manage industry cycles while optimizing market share and gross margins, and afford us the capability to manufacture products in additional categories.

Realize our “First In—Last Out” goal in new markets.  We seek to be the first generic pharmaceutical company to penetrate a new market or capture a new product opportunity. Depending on the market, we also try to be the last out by either remaining price competitive as others enter the market or by leveraging our strong brand name and portfolio. In the United States, in some cases we also aim to be the first-to-file with the FDA a Paragraph IV certification, in an effort to gain 180 days of generic market exclusivity. In other markets worldwide, we intend to utilize our country sales forces and distribution networks to leverage strong relationships with key decision makers in order to be the first generic products in those markets. We will strive to maintain our product volumes by being a low-cost producer through vertical integration, and thereby keep our products on the shelves longer and reduce the impact of increased competition.

Our Operations

Our revenues are primarily derived from the sale of generic and branded generic pharmaceuticals, specialty pharmaceuticals and API. Our generic pharmaceuticals business is conducted primarily in three regions: North America, Europe, the Middle East and Africa, or EMEA; and Asia Pacific, or AsiaPac. Our branded specialty pharmaceutical business is conducted principally by Dey, our subsidiary headquartered in Napa, California. Our API business is conducted principally through our majority-owned subsidiary, Matrix, which is headquartered in Hyderabad, India.

Generic Pharmaceuticals—North America

Our North American generic pharmaceutical sales are derived principally through MPI and UDL, our wholly-owned subsidiaries. Additionally, with the acquisition of Merck Generics on October 2, 2007, our North American generic revenues now include those from Genpharm Inc., our wholly-owned Canadian subsidiary. MPI is our primary pharmaceutical research, development, manufacturing, marketing and distribution subsidiary. MPI’s net revenues are derived primarily from the sale of solid oral dosage products. Additionally, MPI’s net revenues are augmented by transdermal patch products that are developed and manufactured by MTI, our wholly-owned transdermal technology subsidiary. UDL re-packages and markets products either obtained from MPI or purchased from third parties, in unit dose formats, for use primarily in hospitals and other medical institutions.

In the United States, for the 12 months ended March 31, 2007, we manufactured over 93% of all generic product doses we sold. We have one of the largest product portfolios among all United States generic pharmaceutical companies, consisting of approximately 170 products, of which approximately 160 are in capsule or tablet form in an aggregate of approximately 400 dosage strengths. Included in these totals are 15 extended release products in a total of 38 dosage strengths.

In addition to those products that we manufacture, we also market, principally through UDL, 72 generic products in a total of 118 dosage strengths under supply and distribution agreements with other pharmaceutical companies. We believe that the breadth of our product offerings allows us to successfully meet our customers’ needs and helps us to better compete in the generic industry over the long term.

Our product portfolio also includes four transdermal patch products in a total of 18 dosage strengths that are developed and manufactured by MTI. MTI’s fentanyl transdermal system was the first AB-rated generic alternative to Johnson & Johnson’s Duragesic® (fentanyl transdermal system) on the market and was also the first generic class 2 narcotic transdermal product ever approved. MTI’s fentanyl product currently remains the only AB-rated generic alternative approved in all strengths.

We believe that the future success of our North American generics business is partially dependent upon continued increasing acceptance of generic products as low cost alternatives to branded pharmaceuticals, a trend which is largely out of our control. However, we believe that we can maximize the profitability of our generic product opportunities by continuing with our proven track record of bringing to market products that are difficult to formulate or manufacture or for which the API is difficult to obtain. Over the last 10 years, in addition to fentanyl, we have successfully introduced generic products with high barriers to entry, including our launches of, among others, extended phenytoin sodium, carbidopa and levodopa, buspirone and levothyroxine sodium. Several of these products continued to be meaningful contributors to our business several years after their initial launch due to their high barriers to entry.

Additionally, we expect to achieve growth in our business by launching new products for which we may attain FDA first-to-file status with Paragraph IV certification. This can result in up to 180 days of generic exclusivity. We currently have 14 first-to-file Paragraph IV ANDA patent challenges. These 14 Paragraph IV ANDAs relate to pharmaceuticals representing approximately $9.4 billion in United States branded sales for the 12 months ended June 30, 2007. Fiscal year 2007 saw the successful monetization of two such first-to-file opportunities with our launches of amlodipine besylate and oxybutynin chloride ER.

We launched our amlodipine besylate product, the generic equivalent of Pfizer’s Norvasc®, on March 23, 2007, following an Appellate Court decision declaring the invalidity of Pfizer’s patent on the product. Amlodipine besylate was our first product to be fully vertically integrated by self-sourcing API from Matrix. Subsequent to our launch, an additional 19 ANDAs were approved for amlodipine besylate. However, we have been able to retain a market share of greater than 50% and maintain profitability using our First In-Last Out strategy.

In the third quarter of fiscal year 2007, we launched 5mg and 10mg strengths of oxybutynin chloride ER, the generic equivalent of Johnson & Johnson’s Ditropan® XL, for which we were the first-to-file an ANDA with a Paragraph IV certification. Also in the quarter ended December 31, 2006, we launched the 15mg strength of oxybutynin ER under an agreement with Ortho-McNeil Pharmaceuticals, a wholly-owned subsidiary of Johnson & Johnson. Despite losing our 180 days of exclusivity on oxybutynin ER we remain one of only two independent generics on the market.

Generic Pharmaceuticals—EMEA

Our generic pharmaceutical sales in the EMEA region are principally derived from our wholly-owned subsidiaries acquired through the acquisition of Merck Generics. We have operations in 17 countries in the EMEA region. Of the top five generic pharmaceutical markets in Europe, we hold a top three market share position in four, consisting of France, the UK, Spain and Italy.

In France, we market our products through our subsidiary, Merck Generiques, using a salesforce of approximately 160 representatives. The French generics market is primarily a branded generics market, with doctors and pharmacists serving as the key decision makers. France has the third largest generic market in Europe with sales of $3.6 billion in 2006, and we hold the number one market share position in the market, with over 300 products on the market. The generics market made up approximately 9% in 2006 of the total French pharmaceutical market by sales, and some industry observers have projected that the market will grow at approximately 20% per year over the next five years. As of August 2007, Merck Generiques held the number one market share position both in the retail sector, where it holds an estimated market share of 29%, and in the hospital sector, where it maintains a 35% market share in terms of volume. Merck Generiques has a strong injectables portfolio which has helped to position it as the market share leader in the hospital market.

In the UK, our subsidiary, Generics (UK) Limited, offers a broad product portfolio of over 300 pharmaceutical products. The British generics market is a highly competitive traditional generics substitution market, with the wholesalers and pharmacies serving as the key decision makers. The reimbursement market had sales of approximately $4.7 billion, making it the second largest generic market in Europe. As of July 2007, Generics (UK) Limited held an estimated market share of approximately 14%, ranking it as the number two company by generics market share. Generics (UK) Limited is well positioned as a preferred supplier to wholesalers and is focused on independent pharmacies on the retail side.

In Germany, we market our products through our Merck Dura subsidiary. Most generic products in Germany are sold as brands, with the physician serving as the key decision maker and more recently, with health insurance companies starting to play a major role. The German generics market had sales of approximately $14.0 billion in 2006 and is the largest generic market in Europe. The generics market made up approximately 33.6% in 2006 of the total German pharmaceutical market by sales. As of August 2006, Merck Dura ranked sixth in terms of generic pharmaceuticals market share in Germany. Merck Dura’s key therapeutic area strengths include the central nervous system and cardiovascular areas.

In Spain, where we market our products through our subsidiary Merck Genericos, we are the number three ranked company in terms of generic pharmaceutical market share. The Spanish generics market is a branded generics market, with the physician and/or the pharmacist as the key decision maker depending on the region. The market is focused on brand quality and it is important to be first-to-market in order to capture market share. The generics market in Spain had sales of approximately $1.2 billion in 2006, making it the fourth largest generic market in Europe. The generic market made up approximately 5.9% in 2006 of the total Spanish pharmaceutical market by sales and some industry observers have projected that the market will grow at approximately 15% per year over the next five years. Sales in Spain are expected to be augmented by the recent acquisition of Prasfarma.

In Italy, we are the number three ranked company in terms of generic pharmaceutical market share. The Italian generics market is a branded generics market, and similar to the French market, the Italian market is also focused on brand quality and it is important to be first-to-market in order to capture and maintain market share. The generics market in Italy had sales of approximately $400 million in 2006, making it the sixth largest generic market in Europe. We believe the Italian generic market is underpenetrated, with generics representing only approximately 1.3% in 2006 of the total Italian pharmaceutical market by sales. The Italian government has put forth measures aimed at encouraging generic use; however, the scope of these measures is limited and generic substitution is still in its early stages. Some industry observers have projected that the market will grow at approximately 11% per year over the next five years.

We also operate in several other European markets, including Portugal, where we hold a number one ranking, and Belgium, where we hold a number two ranking. We also have a notable presence in the Netherlands, Scandinavia and Ireland. Additionally, we have an export business which is focused on Africa and the Middle East. Our balanced geographical position, leadership standing in many established and growing markets, and the vertically integrated platform which Matrix provides, will all be key to our future growth and success in the EMEA region.

Generic Pharmaceuticals—AsiaPac

Similar to the EMEA region, generic pharmaceutical sales in the AsiaPac region are derived principally through wholly-owned subsidiaries acquired through the acquisition of Merck Generics. We hold the number one market position in both Australia and New Zealand and the number four market position in Japan, the world’s second largest pharmaceutical market.

Alphapharm, our Australian subsidiary, is the largest supplier by volume of prescription pharmaceuticals in Australia. It is also the market leader in generics in Australia, holding an estimated 60% market share by volume as of August 2007, and offering the largest portfolio of generic pharmaceutical products in the Australian market. The Australian generics market is a branded generics market, with the pharmacist serving as the key decision maker. The generics market in Australia is underdeveloped, and as a result, the government is increasingly focused on promoting generics in an effort to reduce costs. The generic pharmaceutical market had sales of approximately $800 million in 2006 and made up approximately 9.0% of the total Australian pharmaceutical market by sales and some industry observers have projected that the market will grow at approximately 7% per year over the next five years. In New Zealand, our business operates under the name Pacific Pharmaceuticals Ltd., our wholly-owned subsidiary and the largest generics company in New Zealand.

Merck Seiyaku, our Japanese subsidiary, offers a broad portfolio of over 450 products with a focus on antibiotics, anti-diabetics, oncology and skin and allergy medications. We have a manufacturing and R&D facility located in Japan which is key to serving the Japanese market. Japan is the second largest pharmaceutical market in the world and the sixth largest generic market worldwide. The market is currently mostly hospitals, but is expected to move into pharmacies as generic substitution becomes more prevalent. The Japanese generic pharmaceutical market had sales of approximately $3.3 billion in 2006. The generic market made up approximately 5% of the total Japanese pharmaceutical market by sales. Recent pro-generics government actions include: higher patient co-pays, fixed hospital reimbursement for certain procedures, and pharmacy substitution. These actions are expected to be key drivers of our future growth and profitability in Japan which we see as our primary growth driver in the AsiaPac region.

Specialty Pharmaceuticals

Our specialty pharmaceutical business is conducted through Dey, which competes primarily in the respiratory and severe allergy markets. Dey’s products are primarily branded specialty nebulized and injectable products for life-threatening conditions. Dey’s revenues have historically been derived primarily through the sale of two products, EpiPen and DuoNeb.

EpiPen, which is used in the treatment of severe allergies, is an epinephrine auto-injector which has been sold in the United States since 1980 and internationally since the mid-1980’s. EpiPen accounted for approximately 29% of Dey’s sales for the 12 months ended December 31, 2006, and is the number one prescribed treatment for severe allergic reactions with a market share of over 95%. The strength of the EpiPen brand name and the promotional strength of the Dey sales force have enabled us to maintain our market share, despite recent competition.

DuoNeb, which accounted for approximately 56% of Dey’s sales for the 12 months ended December 31, 2006, is a nebulized unit dose formulation of ipratropium bromide and albuterol sulfate for treatment of COPD. DuoNeb, which was developed and patented by Dey, lost exclusivity in July 2007, at which time generic competition entered the market. As a result we expect sales of DuoNeb to decline.

However, three recent specialty pharmaceutical product launches, Perforomisttm, Zyflo CRtm and Cyanokittm, will help to offset the loss of exclusivity on DuoNeb.

Perforomisttm, Dey’s formoterol fumarate inhalation solution, was launched on October 2, 2007, six months earlier than anticipated. Perforomist is a long-acting beta2-adrenergic agonist, or LABA, indicated for long-term, twice-daily administration in the maintenance treatment of bronchoconstriction in COPD patients, including those with chronic bronchitis and emphysema. Perforomist is the authentic formoterol fumarate, which we believe will be a key differentiating factor amongst physicians.

Zyflo CRtm, Dey’s zileuton extended-release tablets, was launched on September 27, 2007. Sold through a co-promotion with Critical Therapeutics, Zyflo CR is a leukotriene synthesis inhibitor indicated for the prophylaxis and chronic treatment of asthma in adults and children 12 years of age or older. Zyflo CR competes in the approximately $7.9 billion United States asthma market. Zyflo CR provides an alternative therapy for sub-optimally controlled asthma patients.

Curosurf® Intratracheal Suspension was launched in 2000 and is the most recent lung surfactant introduced in the US for the treatment of infant respiratory distress syndrome. Curosurf’s growth continues to outpace the competition which we believe is attributable to its fast onset of action, low volume usage and less frequent re-dosing.

Cyanokittm, which was launched in March 2007, is indicated for the treatment of smoke inhalation or cyanide poisoning. Cyanokit has been used safely in Europe for over 10 years.

We believe we can continue to drive the long-term growth of Dey by successfully managing our existing product portfolio, growing our newly launched products and bringing to market other product opportunities from Dey’s robust pipeline. We intend to continue to build on our proven history of success in developing, in-licensing and launching new specialty products.

Active Pharmaceutical Ingredients

We conduct our API business through Matrix, in which we own a 71.5% interest. Matrix is the world’s second largest API manufacturer with respect to the number of DMFs filed with regulatory agencies. Matrix currently has more than 165 APIs in the market or under development, and focuses its marketing efforts on regulated markets such as the United States and the European Union.

Matrix produces API for use in the manufacture of our pharmaceutical products, as well as for use by third parties, in a wide range of categories, including anti-bacterials, central nervous system agents, anti-histamine/anti-asthmatics, cardiovasculars, anti-virals, anti-diabetics, anti-fungals, proton pump inhibitors and pain management drugs. Also included in Matrix’s product portfolio are anti-retroviral APIs, used in the treatment of HIV. Matrix is a leading supplier of generic anti-retroviral APIs.

Matrix has 10 API and intermediate manufacturing facilities and one finished dosage form, or FDF, facility. Of these, seven, including the FDF facility, are FDA approved, making Matrix one of the largest companies in India in terms of FDA-approved API manufacturing capacity. In addition, Matrix has manufacturing facilities in China and holds investments in companies located elsewhere in India, South Africa and Europe.

Our future success in API is dependent upon continuing to leverage our research and development capabilities to produce low-cost, high-quality API, while capitalizing on the greater API volumes afforded through our horizontally and vertically integrated platform.

Research and Development

Research and development efforts are conducted primarily to enable us to develop, manufacture and market approved pharmaceutical products in accordance with applicable government regulations. In the United States, our largest market, the FDA is the principal regulatory body with respect to pharmaceutical products. Each of our other markets have separate pharmaceutical regulatory bodies.

With the acquisitions of Merck Generics and a controlling interest in Matrix, we have significantly bolstered our global research and development capabilities. Our research and development strategy includes the following areas:

•	development of controlled-release technologies and the application of these technologies to reference products;

•	development of both NDA and ANDA products;

•	development of drugs that are technically difficult to formulate or manufacture either because of unusual factors that affect their stability or bioequivalence or unusually stringent regulatory requirements;

•	development of drugs that target smaller, specialized or underserved markets;

•	development of generic drugs that represent first-to-file opportunities;

•	expansion of our existing solid oral dosage product portfolio, including with respect to additional dosage strengths;

•	completion of additional preclinical and clinical studies for approved NDA products required by the FDA, known as post-approval (Phase IV) commitments; and

•	conducting life-cycle management studies intended to further define the profile of products subject to pending or approved NDAs.

Product Development

Pharmaceuticals—United States

All applications for FDA approval must contain information relating to product formulation, raw material suppliers, stability, manufacturing processes, packaging, labeling and quality control. Information to support the bioequivalence of generic drug products or the safety and effectiveness of new drug products for their intended use is also required to be submitted. There are generally two types of applications used for obtaining FDA approval of new products:

New Drug Application, or NDA.  An NDA is filed when approval is sought to market a drug with active ingredients that have not been previously approved by the FDA. NDAs are filed for newly developed branded products and, in certain instances, for a new dosage form, a new delivery system, or a new indication for previously approved drugs.

Abbreviated New Drug Application, or ANDA.  An ANDA is filed when approval is sought to market a generic equivalent of a drug product previously approved under an NDA and listed in the FDA’s “Orange Book” or for a new dosage strength or a new delivery system for a drug previously approved under an ANDA.

One requirement for FDA approval of NDAs and ANDAs is that our manufacturing procedures and operations conform to FDA requirements and guidelines, generally referred to as current Good Manufacturing Practices, or cGMP. The requirements for FDA approval encompass all aspects of the production process, including validation and recordkeeping, and involve changing and evolving standards.

Generic Product Development.  FDA approval of an ANDA is required before marketing a generic equivalent of a drug approved under an NDA in the United States or for a previously unapproved dosage strength or delivery system for a drug approved under an ANDA. The ANDA development process is generally less time-consuming and complex than the NDA development process. It typically does not require new preclinical and clinical studies because it relies on the studies establishing safety and efficacy conducted for the drug previously approved through the NDA process. The ANDA process, however, does require one or more bioequivalence studies to show that the ANDA drug is bioequivalent to the previously approved drug. Bioequivalence compares the bioavailability of one drug product with that of another formulation containing the same active ingredient. When established, bioequivalence confirms that the rate of absorption and levels of concentration in the bloodstream of a formulation of the previously approved drug and the generic drug are equivalent. Bioavailability indicates the rate and extent of absorption and levels of concentration of a drug product in the bloodstream needed to produce the same therapeutic effect.

Supplemental ANDAs are required for approval of various types of changes to an approved application, and these supplements may be under review for six months or more. In addition, certain types of changes may only be approved once new bioequivalence studies are conducted or other requirements are satisfied.

In the 12 months ended March 31, 2007, excluding Matrix, we received 29 application approvals from the FDA, consisting of 15 final ANDA approvals, nine tentative ANDA approvals, four supplemental ANDA approvals and one tentative supplemental ANDA approval. In the 12 months ended March 31, 2007, Matrix received two ANDA approvals from the FDA and two more approvals for dossiers filed with European regulatory agencies.

We have a robust generic product pipeline. As of June 30, 2007, excluding Matrix, we had 61 product applications pending at the FDA, representing approximately $54.5 billion in United States sales for the 12 months ended June 30, 2007 for the brand name versions of these products, according to IMS Health data. 14 of these applications were first-to-file Paragraph IV ANDA patent challenges, which offer the opportunity for 180 days of generic marketing exclusivity if approved by the FDA and if we are successful in the patent challenge.

In the 12 months ended March 31, 2007, Matrix made 12 regulatory filings for finished dosage forms with the FDA.

A large number of high-value branded pharmaceutical patent expirations are expected over the next three years. Between 2007 and 2009, approximately $45 billion is expected in United States brand sales for such products. These patent expirations should provide additional generic product opportunities. We intend to concentrate our generic product development activities on branded products with significant sales in specialized or growing markets or in areas that offer significant opportunities and other competitive advantages. In addition, we intend to continue to focus our development efforts on technically difficult-to-formulate products or products that require advanced manufacturing technology.

Branded Product Development.  The process required by the FDA before a pharmaceutical product with active ingredients that have not been previously approved may be marketed in the United States generally involves the following:

•	laboratory and preclinical tests;

•	submission of an Investigational New Drug, or IND, application, which must become effective before clinical studies may begin;

•	adequate and well-controlled human clinical studies to establish the safety and efficacy of the proposed product for its intended use;

•	submission of an NDA containing the results of the preclinical tests and clinical studies establishing the safety and efficacy of the proposed product for its intended use, as well as extensive data addressing matters such as manufacturing and quality assurance;

•	scale-up to commercial manufacturing; and

•	FDA approval of an NDA.

Preclinical tests include laboratory evaluation of the product and its chemistry, formulation and stability, as well as toxicology and pharmacology studies to help define the pharmacological profile of the drug and assess the potential safety and efficacy of the product. The results of these studies are submitted to the FDA as part of the IND. They must demonstrate that the product delivers sufficient quantities of the drug to the bloodstream or intended site of action to produce the desired therapeutic results before human clinical trials may begin. These studies must also provide the appropriate supportive safety information necessary for the FDA to determine whether the clinical studies proposed to be conducted under the IND can safely proceed. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA, during that 30-day period, raises concerns or questions about the conduct of the proposed trials as outlined in the IND. In such cases, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials may begin. In addition, an independent institutional review board must review and approve any clinical study prior to initiation.

Human clinical studies are typically conducted in three sequential phases, which may overlap:

•	Phase I: The drug is initially introduced into a relatively small number of healthy human subjects or patients and is tested for safety, dosage tolerance, mechanism of action, absorption, metabolism, distribution and excretion.

•	Phase II: Studies are performed with a limited patient population to identify possible adverse effects and safety risks, to assess the efficacy of the product for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

•	Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to evaluate further dosage and clinical efficacy and to test further for safety in an expanded patient population at geographically dispersed clinical study sites.

The results of the product development, preclinical studies and clinical studies are then submitted to the FDA as part of the NDA. The NDA drug development and approval process could take from three to more than 10 years.

Pharmaceuticals—Rest of World

In Europe and the rest of the world, the manufacture and sale of pharmaceutical products is regulated in a manner substantially similar to that of the United States. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or if it is manufactured or marketed other than in accordance with registration conditions.

In November 2005, the European Union introduced legislation in an attempt to simplify and harmonize product registration. A mutual recognition procedure was established whereby after submission and approval by authorities of the so-called reference member state, applications can be submitted in the other chosen member states. As part of this legislation, the EU also established new decentralized procedures that allow simultaneous submission of the application to chosen member states.

Active Pharmaceutical Ingredients

The regulatory process by which API manufacturers generally register their products for commercial sale in the United States and other similarly regulated countries is via the filing of a DMF. DMF’s are confidential documents containing information on the manufacturing facility and processes used in the manufacture, characterization, quality control, packaging, and storage of an API. The DMF is reviewed for completeness by the FDA, or other similar regulatory agencies in other countries, in conjunction with applications filed by finished dosage manufacturers, requesting approval to use the given API in the production of their drug products. As of September 30, 2007, Matrix had filed 118 DMFs in the United States and 872 DMFs in the rest of the world.

Government Regulation

United States

All pharmaceutical manufacturers are subject to extensive, complex and evolving regulation by the federal government, principally the FDA and, to a lesser extent, other federal and state government agencies. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act, the Waxman-Hatch Act, the Generic Drug Enforcement Act, and other federal government statutes and regulations govern or influence the testing, manufacturing, packaging, labeling, storage, recordkeeping, safety, approval, advertising, promotion, sale and distribution of products.

A sponsor of an NDA is required to identify in its application any patent that claims the drug or a use of the drug that is the subject of the application. Upon NDA approval, the FDA lists the approved drug product and these patents in the “Orange Book.” Any applicant that files an ANDA seeking approval of a generic equivalent version of a referenced brand drug before expiration of the referenced patent(s) must certify to the FDA either that the listed patent is not infringed or that it is invalid or unenforceable (a Paragraph IV certification). If the holder of the NDA sues claiming infringement or invalidation within 45 days of notification by the applicant, the FDA may not approve the ANDA application until the earlier of the rendering of a court decision favorable to the ANDA applicant or the expiration of 30 months.

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent, market exclusivity, during which the FDA cannot approve an application for a bioequivalent product. If the listed drug is a new chemical entity, the FDA may not accept an ANDA for a bioequivalent product for up to five years following approval of the NDA for the new chemical entity. If it is not a new chemical entity, but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA for a bioequivalent product before expiration of three years. Certain other periods of exclusivity may be available if the listed drug is indicated for treatment of a rare disease or is studied for pediatric indications.

Facilities, procedures, operations and/or testing of products are subject to periodic inspection by the FDA, the Drug Enforcement Administration and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other FDA regulations. Certain suppliers are subject to similar regulations and periodic inspections.

Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels and require all pharmaceutical manufacturers to rebate a percentage of their revenues arising from Medicare and/or Medicaid-reimbursed drug sales to individual states. The required rebate is currently 11% of the average manufacturer’s price for sales of Medicaid-reimbursed products marketed under ANDAs. Sales of Medicare and/or Medicaid-reimbursed products marketed under NDAs generally require manufacturers to rebate the greater of approximately 15% of the average manufacturer’s price or the difference between the average manufacturer’s price and the best price during a specific period. We believe that federal or state governments may continue to enact measures aimed at reducing the cost of drugs to the public.

Under Part D of the Medicare Modernization Act, which became effective January 1, 2006, Medicare beneficiaries are eligible to obtain discounted prescription drug coverage from private sector providers. As a result, usage of pharmaceuticals has increased, a trend which we believe will continue to benefit the generic pharmaceutical industry. However, such potential sales increases may be offset by increased pricing pressures due to the enhanced purchasing power of the private sector providers that are negotiating on behalf of Medicare beneficiaries.

The primary regulatory approval required for API manufacturers selling APIs for use in FDFs to be marketed in the United States is approval of the manufacturing facility in which the APIs are produced, as well as the manufacturing processes and standards employed in that facility. The FDA requires that the manufacturing operations of both API and FDF manufacturers, regardless of where in the world they are located, comply with cGMP.

European Union

Pharmaceutical products regulation.  In the EU, drug approval and manufacture is regulated at both the national and European levels. Within the EU there are four types of marketing authorization procedures: the centralized procedure, the mutual recognition procedure, the decentralized procedure and the independent national procedure.

An application under the centralized procedure must be submitted to the EMA and, if granted, allows marketing of that product throughout the EU. The centralized procedure is mandatory for all biotechnology products, for medicines indicated for the treatment of AIDS, cancer, diabetes and neurodegenerative diseases, for orphan medicinal products and, from May 20, 2008, for medicines for autoimmune and viral diseases.

Pursuant to the mutual recognition, or MR, procedure, a marketing authorization is first sought in one member state from the national regulatory agency (the Reference Member State, or RMS). The RMS makes its assessment report on the quality, efficacy and safety of the medicinal product available to other Concerned Member States, or CMSs, where marketing authorizations are also sought under the MR procedure. The MR procedure is not automatic: While one CMS may refuse recognition of the marketing authorisation granted by the RMS based on grounds of potential serious risk to public health, other CMS may grant their approval and authorization regardless of an outgoing procedure to ascertain a potential serious risk of the public health.

The decentralized procedure is based on the same fundamental idea as the MR procedure. In contrast to the MR procedure, however, the decentralized procedure does not require a national marketing authorization to have been granted for the medicinal product. The pharmaceutical company applies for marketing authorization simultaneously in all the member states of the EU in which it wants to market the product. After consultation with the pharmaceutical company, one of the member states concerned in the decentralized procedure will become the RMS. The competent agency of the RMS undertakes the scientific evaluation of the medicinal product on behalf of the other CMSs and coordinates the procedure. If all the member states involved (RMS and CMS) agree to grant marketing authorizations, this decision forms the basis for the granting of the national marketing authorisations in the respective member states. The aim of the decentralized procedure is to avoid the problem of member states objecting to the initial marketing authorization. However, if there are any problems they will be dealt with by the CMD (the coordination group for MR and decentralized procedures) under a 60-day referral procedure.

As with the MR procedure, the advantage of the decentralized procedure is that the pharmaceutical company receives identical marketing authorizations for its medicinal product in all the member states of the EU in which it wants to market the product. This leads to a considerable reduction in the future administrative burden on the pharmaceutical company with regard to variations, extensions, renewals, etc. concerning its national marketing authorizations.

Once a decentralized procedure has been completed, the pharmaceutical company can subsequently apply for marketing authorizations for the medicinal product in additional EU member states by means of the MR procedure.

All products, whether centrally authorized or authorized by the mutual recognition or decentralized procedure, may only be sold in other member states if the product information is in the official language of the state in which the product will be sold, which effectively requires specific repackaging and labeling of the product.

Under the national procedure, a company applies for a marketing authorization in one member state. The national procedure can now only be used if the pharmaceutical company does not seek authorization in more than one member state. If it does seek wider marketing authorizations, it must use the centralized MR or decentralized procedure.

Generic pharmaceutical approval.  Before a generic pharmaceutical product can be marketed in the EU a marketing authorization must be obtained. If a generic pharmaceutical product is shown to be essentially the same as, or bio-equivalent to, one that is already on the market and which has been authorized in the EU for a specified number of years, as explained in the section on data exclusivity below, no further pre-clinical or clinical trials are required for that new generic pharmaceutical product to be authorized. The generic applicant can file an abridged application for marketing authorization, but in order to take advantage of the abridged procedure, the generic manufacturer must demonstrate specific similarities, including bio-equivalence, to the already authorized product. Access to clinical data of the reference drug is governed by the European laws relating to data exclusivity, which are outlined below. Other products, such as new dosages of established products, must be subjected to further testing, and “bridging data” in respect of these further tests must be submitted along with the abridged application.

Manufacturing.  In addition to obtaining approval for each product, in most EU countries the pharmaceutical product manufacturer’s facilities must obtain approval from the national supervisory authority. The European Union has a code of good manufacturing practice, which the marketing authorization holder must comply with. Regulatory authorities in the EU may conduct inspections of the manufacturing facilities to review procedures, operating systems and personnel qualifications.

Pricing and reimbursement.  In order to control expenditure on pharmaceuticals, most member states in the European Union regulate the pricing of products and in some cases limit the range of different forms of drugs available for prescription by national health services. These controls can result in considerable price differences between member states. In addition, in past years, as part of overall programs to reduce healthcare costs, certain European governments have prohibited price increases and have introduced various systems designed to lower prices. Some European governments have also prescribed minimum targets for generics dispensing.

Data exclusivity.  An applicant for a generic marketing authorization currently cannot avail itself of the abridged procedure in the EU by relying on the originator pharmaceutical company’s data until expiry of the relevant period of exclusivity given to that data. For products first authorized prior to October 30, 2005, this period is six or ten years (depending on the member state in question) after the grant of the first marketing authorization sought for the relevant product, due to data exclusivity provisions which have been in place. From October 30, 2005, the implementation of a new EU directive (2004/27/EC) harmonized the data exclusivity period for originator pharmaceutical products throughout the EU member states which are legally obliged to have implemented the directive by October 30, 2005. The new regime for data exclusivity provides for an eight-year data exclusivity period commencing from the grant of first marketing authorization. After the eight-year period has expired, a generic applicant can refer to the data of the originator pharmaceutical company in order to file an abridged application for approval of its generic equivalent product. Yet, conducting the necessary studies and trials for an abridged application, within the data exclusivity period, is not regarded as contrary to patent rights or to supplementary protection certificates for medicinal products. However, the applicant will not be able to launch its product for a further two years. This ten-year total period may be extended to 11 years if the original marketing authorization holder obtains within those initial eight years a further authorization for a new therapeutic use of the product which is shown to be of significant clinical benefit. Further, a specific data exclusivity for one year may be obtained for a new indication for a well-established substance, provided that significant pre-clinical or clinical studies were carried out in relation to the new indication. This new regime for data exclusivity will apply to products first authorized after October 30, 2005.

Canada

In Canada, the registration process for approval of all generic pharmaceuticals has two tracks which proceed in parallel. The first track is concerned with the quality, safety and efficacy of the proposed generic product, and the second track concerns patent rights of the brand drug owner. Companies may submit an application called an abbreviated new drug submission, or ANDS, to Health Canada for sale of the drug in Canada by comparing the drug to another drug marketed in Canada under a Notice of Compliance, or NOC, issued to a first person. When Health Canada is satisfied that the generic pharmaceutical product described in the ANDS satisfies the statutory requirements, it issues an NOC for that product for the uses specified in the ANDS, subject to any court order that may be made in the second track of the approval process.

The first track of the process involves an examination of the ANDS by Health Canada to ensure that the quality, safety and efficacy of the product meet Canadian standards and bioequivalence.

The second track of the approval process is governed by the Patented Medicines (Notice of Compliance) Regulations. The owner or exclusive licensee, or Originator, of patents relating to the brand drug for which it has an NOC may have established a list of patents administered by Health Canada enumerating all the patents claiming the medicinal ingredient, formulation, dosage form or the use of the medicinal ingredient. It is possible that even though the patent for the API may have expired, the Originator may have other patents on the list which relate to new forms of the API, a formulation or additional uses. Most brand name drugs have an associated patent list containing one or more unexpired patents claiming the medicinal ingredient itself or a use of the medicinal ingredient (a claim for the use of the medicinal ingredient for the diagnosis, treatment, mitigation or prevention of a disease, disorder or abnormal physical state or its symptoms). In its ANDS, a generic applicant must make at least one of the statutory allegations with respect to each patent on the patent list, for example, alleging that the patent is invalid or would not be infringed and explaining the basis for that allegation. In conjunction with filing its ANDS, the generic applicant is required to serve a Notice of Allegation, or NOA, on the Originator which gives a detailed statement of the factual and legal basis for its allegations in the ANDS. The Originator may commence a court application within 45 days after it has been served with the NOA if it takes the position that the allegations are not justified. When the application is filed in court and served on Health Canada, Health Canada may not issue an NOC until the earlier of the determination of the application by the court after a hearing or the expiration of 24 months from the commencement of the application. The period may be shortened or lengthened by the court in certain circumstances. An NOC can be obtained for a generic product only if the applicant is successful in defending the application under the Patented Medicines (Notice of Compliance) Regulations in court. The legal costs incurred in connection with the application could be substantial.

Section C.08.004.1 of the Food and Drug Regulations is the so-called data protection provision and the current version of this section applies in respect of all drugs for which an NOC was issued on or after June 17, 2006. A subsequent applicant for approval to market a drug for which an NOC has already been issued does not need to perform duplicate clinical trials similar to those conducted by the first NOC holder, but is permitted to demonstrate safety and efficacy by submitting data demonstrating that its formulation is bioequivalent to the formulation that was issued for the first NOC. The first party to obtain an NOC for a drug will have an eight-year period of exclusivity starting from the date it received its NOC based on those clinical data. A subsequent applicant for approval who seeks to establish safety and efficacy by comparing its product to the product that received the first NOC will not be able to file its own application until six years following the issuance of the first NOC have expired. The Minister of Health will not be permitted to issue an NOC to that applicant until eight years following the issuance of the first NOC have expired — this additional two-year period will correspond in most cases to the 24-month automatic stay under the Regulations. If the first person provides the Minister with the description and results of clinical trials relating to the use of the drug in pediatric populations, it will be entitled to an extra six months of data protection. A drug is only entitled to data protection so long as it is being marketed in Canada.

Facilities, procedures, operations and/or testing of products are subject to periodic inspection by Health Canada and the Health Products and Food Branch Inspectorate. In addition, Health Canada conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems are in compliance with cGMP, Drug Establishment Licensing, or EL, requirements and other provisions of the Regulations. Competitors are subject to similar regulations and inspections.

The provinces and territories in Canada operate drug benefit programs through which eligible recipients receive drugs through public funding; these drugs are listed on provincial Drug Benefit Formularies. Eligible recipients include seniors, persons on social assistance, low-income earners, and those with certain specified conditions or diseases. To be considered for listing in a provincial or territorial Formulary, drug products must have been issued an NOC and must be approved through a national common drug review process. The listing recommendation is made by the Canadian Expert Drug Advisory Committee and must be approved by the applicable provincial/territorial health ministry.

The primary regulatory approval for pharmaceutical manufacturers, distributors and importers selling pharmaceuticals to be marketed in Canada is the issuance of an EL. An EL is issued once Health Canada has approved the facility in which the pharmaceuticals are manufactured, distributed or imported. A key requirement for approval of a facility is compliance with cGMP. For pharmaceuticals that are imported, the license for the importing facility must list all foreign sites at which imported pharmaceuticals are manufactured. To be listed, a foreign site must demonstrate cGMP compliance.

Australia

The pharmaceutical industry is one of the most highly regulated industries in Australia. The Australian federal government is heavily involved in the operation of the industry, as it is the main purchaser of medicinal and pharmaceutical products. The Australian federal government also regulates the quality, safety and efficacy of therapeutic goods.

The government exerts a significant degree of control over the pharmaceuticals market through the Pharmaceutical Benefits Scheme, or PBS, which is a governmental program for subsidizing the cost of pharmaceuticals to Australian consumers. Over 80% of all prescription medicines sold in Australia are reimbursed by the PBS. The PBS is operated under the National Health Act 1953 (Cth). This act governs such matters as who may sell pharmaceutical products, recovery of input and raw material costs, the prices at which pharmaceutical products may be sold and governmental subsidies.

For pharmaceutical products listed on the PBS, the price of each product is determined through negotiations between the Pharmaceutical Benefits Pricing Authority (a governmental agency) and pharmaceutical manufacturers. The Australian government’s purchasing power is used to obtain lower prices and restrict volumes as a means of controlling the cost of the program. The PBS also caps the margin that wholesalers may charge for drugs listed on the PBS. Wholesalers therefore have little pricing power over the majority of their product range and as a result are unable to increase profitability by increasing prices or margins. There have been recent changes to the pricing regime for PBS listed medicines which have decreased the margin wholesalers can charge. However, the Australian government has established a fund to compensate wholesalers under certain circumstances for the impact on the wholesale margin resulting from the new pricing arrangements.

Australia has a five year data exclusivity period, whereby any data relating to a pharmaceutical product cannot be referred to in another company’s dossier until five years after the original product was approved.

Manufacturers of pharmaceutical products are also regulated by the Therapeutic Goods Administration, or TGA, under the Therapeutic Goods Act 1989 (Cth), or the Act. The TGA regulates the quality, safety and efficacy of pharmaceuticals supplied in Australia. The TGA carries out a range of assessment and monitoring activities to ensure that therapeutic goods available in Australia are of an acceptable standard, with a goal of ensuring that the Australian community has access, within a reasonable time, to therapeutic advances. Australian manufacturers of all medicines must be licensed under Part 4 of the Act and their manufacturing processes must comply with the principles of the cGMP.

All therapeutic goods manufactured for supply in Australia must be listed or registered in the Australian Register of Therapeutic Goods, or ARTG, before they can be supplied. The ARTG is a database of information about therapeutic goods for human use which are approved for supply in, or export from, Australia. Whether a product is listed or registered in the ARTG depends largely on the ingredients, the dosage form of the product and the promotional or therapeutic claims made for the product.

Medicines assessed as having a higher level of risk must be registered, while those with a lower level of risk can be listed. The majority of listed medicines are self-selected by consumers and used for self-treatment. In assessing the level of risk, factors such as the strength of a product, side effects, potential harm through prolonged use, toxicity, and the seriousness of the medical condition for which the product is intended to be used are taken into account.

Labeling, packaging and advertising of pharmaceutical products are also regulated by the TGA. There are best practice guidelines that are in place for each of these areas, to guide TGA assessors in assessing the appropriateness of the labeling, packaging and advertising of pharmaceuticals.

Japan

In Japan we are governed by various laws and regulations, including the Pharmaceutical Law and the Products Liability Law.

Under the Pharmaceutical Law, the retailing or supply of a pharmaceutical, which a person has manufactured (including manufacturing under license) or imported is defined as “marketing,” and in order to market pharmaceuticals, one has to obtain a license, which we refer to herein as a Marketing License, from the Minister of Health, Labour and Welfare, or the Minister. A Marketing License includes a manufacturing license. There are two types of Marketing License according to the pharmaceuticals to be marketed. The authority to grant the Marketing License is delegated to prefectural governors and therefore the relevant application must be filed with the relevant prefectural governor. A Marketing License will not be granted if the quality control system for the pharmaceutical for which the Marketing License has been applied or the post-marketing safety management system for the relevant pharmaceutical does not comply with the standards specified by the relevant Ministerial Ordinance made under the Pharmaceutical Law.

In addition to the Marketing License, a person intending to market a pharmaceutical must, for each product, obtain marketing approval from the Minister with respect to such marketing, which we refer to herein as Marketing Approval. Marketing Approval is granted subject to examination of the name, ingredients, quantities, structure, dosage, method of use, indications and effects, performance and adverse reactions, and the quality, efficacy and safety of the pharmaceutical. A person intending to obtain Marketing Approval must attach materials such as data related to the results of clinical trials or conditions of usage in foreign countries. Japan provides for market exclusivity through a Re-examination System, which prevents the entry of generic pharmaceuticals until the end of the re-examination period, which is normally six years.

The authority to grant Marketing Approval in relation to pharmaceuticals for certain specified purposes (e.g., cold medicines and decongestants) is delegated to the prefectural governors by the Minister and applications in relation to such pharmaceuticals must be filed with the governor of the relevant prefecture where the relevant company’s head office is located. Applications for pharmaceuticals for which the authority to grant the Marketing Approval remains with the Minister must be filed with the Pharmaceuticals and Medical Devices Agency. When an application is submitted for a pharmaceutical whose active ingredients, quantities, administration and dosage, method of use, indications and effects are distinctly different from those of pharmaceuticals which have already been approved, the Minister must seek the opinion of the Pharmaceutical Affairs and Food Sanitation Council.

The Pharmaceutical Law provides that when the pharmaceutical which is the subject of an application is shown not to result in the indicated effects or performance indicated in the application, or when the pharmaceutical is found to have no value as a pharmaceutical since it has harmful effects outweighing its indicated effects or performance, Marketing Approval shall not be granted.

The Minister can order the cancellation or amendment of a Marketing Approval when (1) it is necessary to do so from the viewpoint of public health and hygiene, (2) the necessary materials for re-examination or re-valuation, which the Minister has ordered considering the character of pharmaceuticals, have not been submitted, false materials have been submitted or the materials submitted do not comply with the criteria specified by the Minister, (3) the relevant company’s Marketing License has expired or has been canceled (a Marketing License needs to be renewed every three years), (4) the regulations regarding investigations of facilities in relation to manufacturing management standards or quality control have been violated or (5) the conditions set in relation to the Marketing Approval have been violated.

Doctors and pharmacists providing medical services pursuant to state medical insurance are prohibited from using pharmaceuticals other than those specified by the Minister. The Minister also specifies the standards of pharmaceutical prices, which we refer to herein as Drug Price Standards. The Drug Price

Standards are used as the basis of the calculation of the price paid by medical insurance for pharmaceuticals. The governmental policy relating to medical services and the health insurance system, as well as the Drug Price Standards, are revised every two years.

Patents, Trademarks and Licenses

We own or license a number of patents in the United States and foreign countries covering certain products and have also developed brand names and trademarks for other products. Generally, the brand pharmaceutical business relies upon patent protection to ensure market exclusivity for the life of the patent. We consider the overall protection of our patents, trademarks and license rights to be of material value and act to prevent these rights from infringement. However, our business is not dependent upon any single patent, trademark or license.

In the branded pharmaceutical industry, the majority of an innovative product’s commercial value is usually realized during the period in which the product has market exclusivity. In the United States and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the product’s sales. The rate of this decline varies by country and by therapeutic category. However, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

A product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the innovator company and any regulatory forms of exclusivity to which the innovator is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the innovator with the right to exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory intellectual property rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the United States, the EU and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the innovator’s data to approve a competitor’s generic copy. Regulatory intellectual property rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory intellectual property rights are independent of any patent rights that we may possess and can be particularly important when a drug lacks broad patent protection. However, most regulatory forms of exclusivity do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

We estimate the likely market exclusivity period for each of our branded products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that the Company currently estimates or that the exclusivity will be limited to the estimate. For a discussion on market exclusivity, see “—Product Development” above.

In addition to patents and regulatory forms of exclusivity, we also hold intellectual property in the form of trademarks on products such as Perforomist, Zyflo CR and Cyanokit. Trademarks have no effect on market exclusivity for a product, but are considered to have marketing value. Trademark protection continues in some countries as long as used; in other countries, as long as registered. Registration is for fixed terms and can be renewed indefinitely.

As part of the Merck Generics acquisition, we entered into a Brand License Agreement with Merck KGaA which generally grants us the right to use the Merck name for the acquired businesses for a period of up to two years.

Customers and Marketing

In the United States, we market products directly to wholesalers, distributors, retail pharmacy chains, mail order pharmacies and group purchasing organizations. We also market our generic products indirectly to independent pharmacies, managed care organizations, hospitals, nursing homes, pharmacy benefit management companies and government entities. These customers, called “indirect customers,” purchase our products primarily through our wholesale customers.

In EMEA and the AsiaPac region, generic pharmaceuticals are sold to wholesalers, pharmacy groups, independent pharmacies and, in certain countries, directly to hospitals. Through a broad network of sales representatives, we adapt our marketing strategy to the different markets as dictated by their respective regulatory and competitive landscapes.

Our APIs are sold primarily to generic finished dosage form manufacturers throughout the world.

Competition

United States

The United States pharmaceutical industry is very competitive. Our competitors vary depending upon therapeutic areas and product categories. Primary competitors include the major manufacturers of brand name and generic pharmaceuticals.

The primary means of competition are innovation and development, timely FDA approval, manufacturing capabilities, product quality, marketing, customer service, reputation and price. To compete effectively on the basis of price and remain profitable, a generic drug manufacturer must manufacture its products in a cost-effective manner. Our competitors include other generic manufacturers, as well as brand companies that license their products to generic manufacturers prior to patent expiration or as relevant patents expire. No further regulatory approvals are required for a brand manufacturer to sell its pharmaceutical products directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market.

The United States pharmaceutical market is undergoing, and is expected to continue to undergo, rapid and significant technological changes, and we expect competition to intensify as technological advances are made. We intend to compete in this marketplace by: (1) developing therapeutic equivalents to branded products that offer unique marketing opportunities; (2) developing or licensing brand pharmaceutical products that are either patented or proprietary; and (3) developing or licensing brand pharmaceutical products that are primarily for indications having relatively large patient populations or that have limited or inadequate treatments available.

Our sales can be impacted by new studies that indicate a competitor’s product has greater efficacy for treating a disease or particular form of disease than one of our products. Our sales also can be impacted by additional labeling requirements relating to safety or convenience that may be imposed on our products by the FDA or by similar regulatory agencies in different countries. If competitors introduce new products and processes with therapeutic or cost advantages, our products can be subject to progressive price reductions or decreased volume of sales, or both.

Rest of World

In Europe and the rest of the world, our competitors include other generic companies (several major multinational generic drug companies and various local generic drug companies) and branded drug companies that continue to sell or license branded pharmaceutical products after patent expirations and other statutory expirations. As in the United States, the generic market in Europe is very competitive, with the main competitive factors being price, time to market, reputation, customer service and breadth of product line.

Competitive factors in certain major markets in which we participate can be summarized as follows:

France.  Generic penetration in France is relatively low compared to other large pharmaceutical markets, with low prices resulting from government initiatives and aggressive pharmacist buying groups. As pharmacists are the primary customers in this market, established relationships, driven by breadth of portfolio and effective supply chain management, are key competitive advantages.

United Kingdom.  The UK is one of the most competitive markets with low barriers to entry and a high degree of fragmentation. Competition among manufacturers along with indirect control of pricing by the government has led to strong downward pricing pressure. Companies in the UK will continue to compete on price, with consistent supply chain and breadth of product portfolio also coming into play.

Germany.  The German market has become highly competitive as a result of a large number of generic players and one of the highest generic penetration rates in Europe. The German market is primarily branded generics, with physicians having a great deal of influence over which company’s products are dispensed. Recent legislation has resulted in pricing pressures which, along with the desire by health insurers to deal with a select number of generic suppliers, should drive near-term competition.

Spain.  Spain is a rapidly growing, highly fragmented generic market with over 100 market participants. Generic substitution by pharmacists is not permitted in Spain, making physicians the key drivers of generic usage. Companies compete in Spain based on name recognition and a consistent supply of quality products.

Italy.  The Italian generics market is relatively small due in part to low prices on available brand-name drugs. The Italian government has put forth measures aimed at increasing generic usage; however, generic substitution is still in its early stages.

Australia.  The Australian generics market is small by international standards in terms of prescriptions, value and the number of active participants. Patent extensions which delayed patent expiration are somewhat responsible for under-penetration of generic products. With the physicians being the key decision makers in generic substitution, name recognition is a key competitive advantage.

Japan.  The Japanese generics market is small by international standards. Historically, government initiatives have kept all drug prices low, resulting in little incentive for generic usage. More recently, pro-generic actions by the government should lead to growth in the generics market, in which doctors, pharmacists and hospital purchasers will all play a key role.

India.  Intense competition by other API suppliers in the Indian pharmaceuticals market has, in recent years, led to increased pressure on prices. We expect that Indian pharmaceutical industry growth will be led by the export of API and generic products to developed markets. The success of Indian pharmaceutical companies is attributable to established development expertise in chemical synthesis and process engineering, availability of highly skilled labor and the low-cost manufacturing base.

Raw Materials

The APIs and other materials and supplies used in our pharmaceutical manufacturing operations are generally available and purchased from many different domestic and foreign suppliers, including Matrix. However, in some cases, the raw materials used to manufacture pharmaceutical products in the United States are available only from a single supplier. Even when more than one supplier exists, we may choose, and in some cases have chosen, only to list one supplier in our applications submitted to the FDA. Any change in a supplier not previously approved must then be submitted through a formal approval process with the FDA.

MANAGEMENT

Directors, Executive Officers and Regional Presidents

The following table sets forth information concerning our directors, executive officers and regional presidents as of October 31, 2007:

Name	Age	Position

Robert J. Coury	47	Vice Chairman, Chief Executive Officer and Director
Edward J. Borkowski	48	Executive Vice President and Chief Financial Officer
Heather Bresch	38	Executive Vice President and Chief Operating Officer
Rajiv Malik	46	Executive Vice President and Head of Global Technical Operations
Didier Barret	43	President, Europe/Middle East/Africa
Harry A. Korman	50	President, North America
John Montgomery	51	President, Asia Pacific
Carolyn Myers, Ph.D.	49	President, Mylan Technologies Inc.; and President—Elect, Dey L.P.
N. Prasad	46	Head of Global Strategies in the Office of the CEO and Director
Daniel C. Rizzo, Jr.	45	Senior Vice President and Corporate Controller
Stuart A. Williams	53	Chief Legal Officer and Secretary
Milan Puskar	72	Chairman
Wendy Cameron	48	Director
Neil Dimick	57	Director
Douglas J. Leech	52	Director
Joseph C. Maroon, MD	67	Director
Rodney L. Piatt	54	Director
C.B. Todd	73	Director
Randall L. Vanderveen, Ph.D.	56	Director

Executive Officers and Regional Presidents

Robert J. Coury.  Vice Chairman of the Board (since March 2002) and Chief Executive Officer of Mylan (since September 2002); founder and former Chief Executive Officer and principal owner of Coury Consulting, L.P., a Pittsburgh, Pennsylvania corporate advisory firm (1989–2002); Non-Executive Chairman of the Board of Matrix.

Edward J. Borkowski.  Executive Vice President (since October 2007) Chief Financial Officer (since March 2002); Vice President, Global Finance and Information Technology, as well as Assistant Vice President, North American Finance and Administration, for the Consumer Healthcare Division of Pharmacia Corporation (1999–2002).

Heather Bresch.  Executive Vice President and Chief Operating Officer (since October 2007); Head of North America Operations (January 2007–October 2007); Senior Vice President, Strategic Corporate Development, in the Office of the CEO (February 2006–January 2007); Vice President, Strategic Corporate Development (May 2005–February 2006); Vice President of Public and Government Relations (February 2004–April 2005); Director of Government Relations (March 2002–February 2004); Director of Business Development (January 2001–March 2002).

Rajiv Malik.  Executive Vice President (since October 2007) and Head of Global Technical Operations (since January 2007) and Chief Executive Officer of Matrix (since July 2005); former Head of Global Development and Registrations at Sandoz GmbH (September 2003–July 2005); Head of Global Regulatory Affairs and Head of Pharma Research at Ranbaxy (October 1999–September 2003).

Didier Barret.  President Europe/Middle East/Africa (since October 2007); Regional Director Merck Generics (2004–2007); Area Director Merck Generics France, Belgium, Italy, Spain, Portugal (2000–2004).

Harry A. Korman.  President, North America (since October 2007); President, Mylan Pharmaceuticals Inc., a Mylan subsidiary (since 2005); President of UDL Laboratories Inc., a Mylan subsidiary (2001–2005); Vice President of Sales and Marketing of Mylan Pharmaceuticals (1997–2000).

John Montgomery.  President Asia Pacific (since October 2007); Executive positions with Merck Generics, most recently Chief Executive Officer of Alphapharm in Australia and Regional Director, Asia Pacific (1999–2007); formerly with Warner Lambert in the United Kingdom, United States and Australia in roles including Business Director Europe, Vice President Cardiovascular, Vice President Portfolio Management for North America, Regional President Australia/New Zealand.

Carolyn Myers, Ph.D.  President-Elect, Dey, L.P., a Mylan subsidiary (since October 2007) and President of Mylan Technologies (since February 2006); Vice President of Branded Business Development and Strategic Marketing (2003–2006); Global Director, Cardiovascular, at Pharmacia (2001–2003).

N. Prasad.  Head of Global Strategies, Office of the CEO (since January 2007); Non-Executive Vice Chairman of the Board of Matrix (since January 2007); Chairman of Matrix (April 2001–January 2007) and Chief Executive Officer of Matrix (April 2003–November 2005).

Daniel C. Rizzo, Jr.  Senior Vice President (since October 2007); Vice President and Corporate Controller (since June 2006); Vice President and General Controller of Hexion Specialty Chemicals Inc. (2005–2006); Vice President and Corporate Controller at Gardner Denver Inc. (1998–2005).

Stuart A. Williams.  Chief Legal Officer (since March 2002) and Secretary (since April 2006); member of DKW Law Group, PC (1999–2002).

In addition, effective November 5, 2007, the Company appointed Joseph F. Haggerty as Senior Vice President and Global General Counsel. He was formerly Vice President, General Counsel and Corporate Secretary of Sanofi-Aventis U.S. Inc. Stuart A. Williams, formerly Chief Legal Officer, is remaining with the Company as Special Counsel in the Office of the CEO.

Directors

In addition to Mr. Coury and Mr. Prasad, our directors are as follows:

Milan Puskar.  Chairman of the Board of Mylan (since 1993); Chief Executive Officer of Mylan (1993–2002); President of Mylan (1976–2000); Vice Chairman of Mylan (1980–1993); Vice President and General Manager of the Cincinnati division of ICN Pharmaceuticals Inc., a specialty pharmaceutical company now known as Valeant Pharmaceuticals International (1972–1975); various positions with Mylan Pharmaceuticals Inc., now a wholly-owned subsidiary of the Company, including Secretary-Treasurer and Executive Vice President (1961–1972); Director of Centra Bank, Inc. and Centra Financial Holdings, Inc.

Wendy Cameron.  Director and Co-Owner of Cam Land LLC, a harness racing business in Washington, Pennsylvania (since January 2003); Vice President, Divisional Sales & Governmental Affairs, Cameron Coca-Cola Bottling Company, Inc. (1981–1998).

Neil Dimick.  Retired; Executive Vice President and Chief Financial Officer of Amerisource Bergen Corporation, a wholesale distributor of pharmaceuticals (2001–2002); Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor (1992–2001); Director of HLTH Corporation (formerly Emdeon Corporation), WebMD Health Corp., Alliance Imaging, Inc., Thoratec Corporation and Resources Connection, Inc.

Douglas J. Leech.  Chairman, President and Chief Executive Officer of Centra Bank, Inc. and Centra Financial Holdings, Inc. (since 1999); former Chief Executive Officer and President of Huntington Banks, West Virginia.

Joseph C. Maroon, MD.  Professor, Heindl Scholar in Neuroscience and Vice Chairman of the Department of Neurosurgery, University of Pittsburgh Medical Center (“UPMC”) and other positions at UPMC (since 1998).

Rodney L. Piatt.  President and owner of Horizon Properties, a real estate and development company (1996-present); Chief Executive Officer of Lincoln Manufacturing, Inc. (2003–present); President of Corporate Drive Associates Inc. (2000–2003); Vice Chairman and Director of CB Financial (1987–2005).

C.B. Todd.  Retired; President and Chief Operating Officer of Mylan (2001–2002); positions with Mylan in various capacities from 1970 until his initial retirement in 1999, including Senior Vice President (1987–1999), President, Mylan Pharmaceuticals (1991–1999), Senior Vice President, Mylan Pharmaceuticals (1987–1991) and Vice President-Quality Control, Mylan Pharmaceuticals (1978–1987).

Randall L. Vanderveen, Ph.D.  Dean, John Stauffer Decanal Chair, School of Pharmacy, University of Southern California (since September 2005); Dean of the School of Pharmacy and Graduate School of Pharmaceutical Science and Professor of Pharmacy at Duquesne University, Pittsburgh, Pennsylvania (1998–2005); Assistant Dean and Associate Professor at Oregon State University, Portland, Oregon (1988–1998).

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following is a summary of certain provisions of the resolutions adopted by the Finance Committee of our board of directors and the related amendment to our amended and restated articles of incorporation, as amended (the “statement”) for our 6.50% mandatory convertible preferred stock (which we will refer to for purposes of this section as the “Convertible Preferred Stock”). A copy of the statement and the form of Convertible Preferred Stock share certificate are available upon request from us at the address set forth under “Where You Can Find More Information.” The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the statement. As used in this section, the terms the “Company,” “us,” “we” or “our” refer to Mylan Inc. and not any of its subsidiaries.

General

Under our amended and restated articles of incorporation, our board of directors is authorized, without further shareholder action, to issue up to 5,000,000 shares of preferred stock, par value $0.50 per share, in one or more series, with such voting powers or without voting powers, and with such designations, and relative preferences, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. We have 4,700,000 shares of authorized preferred stock which are undesignated. We have 300,000 shares of preferred stock which are designated as Series A Junior Participating Preferred Stock, none of which are currently outstanding. At the consummation of this offering, we will issue 1,860,000 shares of Convertible Preferred Stock. In addition, we have granted the underwriters an option to purchase up to 279,000 additional shares in accordance with the procedures set forth in “Underwriting.” Please read “Description of Capital Stock” in the accompanying prospectus.

When issued, the Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of the Company of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is American Stock Transfer and Trust Company.

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•	senior to our common stock, our Series A Junior Participating Preferred Stock, if any, and to each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we will refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•	on parity with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”).

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of 6.50% per share on the liquidation preference thereof of $1,000.00 per share of Convertible Preferred Stock (equivalent to $65.00 per annum per share), payable in cash, by delivery of shares of our common stock or through any combination of cash and our common stock. See “—Method of Payment of Dividends” below. Dividends on the Convertible Preferred Stock will be payable quarterly on February 15, May 15, August 15 and November 15 of each year up to and including the mandatory conversion date (as defined below), commencing February 15, 2008 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the Issue Date of the Convertible Preferred Stock, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends. For purposes hereof, a “dividend period” shall refer to a date commencing on and including a Dividend Payment Date (or if no Dividend Payment Date has occurred, commencing on and including the Issue Date), and ending on and including the day immediately preceding the next succeeding Dividend Payment Date. Dividends will be payable to holders of record as they appear on our stock register on the first calendar day of the month in which a Dividend Payment occurs but only to the extent a dividend has been declared to be payable on such Dividend Payment Date (each, a “Record Date”). Any declaration by us of a dividend payable on any Dividend Payment Date shall be made prior to the first day of the calendar month in which such Dividend Payment Date shall occur. Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period other than a full dividend period (based upon the number of days elapsed during the period) are computed on the basis of a 360-day year consisting of twelve 30-day months. The initial dividend on the Convertible Preferred Stock for the first dividend period, assuming the issue date is November 19, 2007, is expected to be $15.53 per share (based on the annual dividend rate of 6.50% and a liquidation preference of $1,000.00 per share) and will be payable, if declared, on February 15, 2008. Each subsequent quarterly dividend on the Convertible Preferred Stock, when and if declared, will be $16.25 per share (based on the annual dividend rate of 6.50% and a liquidation preference of $1,000.00 per share), subject to adjustments for stock splits, contributions, reclassifications or other similar events involving our Convertible Preferred Stock as described below.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

Our ability to declare and pay cash dividends and make other distributions with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness. In addition, our ability to declare and pay dividends may be limited by applicable Pennsylvania law. See “Risk Factors—Risks Related to our Mandatory Convertible Preferred Stock—We may not be able to pay cash dividends on the mandatory convertible preferred stock.”

Method of Payment of Dividends

All dividends (or any portion of any dividend) on the Convertible Preferred Stock (whether or not for a current dividend period or any prior dividend period, and including in connection with the payment of accrued, cumulated and unpaid dividends pursuant to the provisions described under “—Mandatory Conversion,” “—Conversion at the Option of the Holder” and “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount”), may, in our sole discretion, be paid:

•	in cash;

•	by delivery of shares of our common stock; or

•	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 97% of the average daily closing price (as defined below) per share of our common stock on each of the five trading days of the dividend reference period. The “dividend reference period” shall be:

•	in the case of any payment of a dividend other than in connection with a conversion, the five consecutive trading days beginning on and including the seventh scheduled trading day immediately preceding the Dividend Payment Date for such dividend;

•	in the case of a payment of dividends upon a conversion on the mandatory conversion date, the five consecutive trading days ending on the second trading day immediately preceding the mandatory conversion date;

•	in the case of a payment of dividends upon a conversion pursuant to the provisions described under “—Conversion at the Option of the Holder,” the five consecutive trading days commencing on the third trading day immediately following the date on which we receive a notice of conversion from the holder; and

•	in the case of a payment of dividends upon a conversion pursuant to the provisions described under “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount,” the five consecutive trading days ending on the trading day immediately preceding the effective date of the cash acquisition.

If we make an election to pay any portion of such dividends in shares of our common stock,

•	in the case of any payment of a dividend other than in connection with a conversion, we will give the holders of Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in common stock at least 10 trading days prior to the Dividend Payment Date for such dividend;

•	in the case of a payment of dividends upon a conversion on the mandatory conversion date, we will give the holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in common stock 10 trading days prior to the mandatory conversion date, and we will deliver shares of our common stock and cash, if applicable, in respect of such payment on the mandatory conversion date;

•	in the case of a payment of dividends upon a conversion pursuant to the provisions described under “—Conversion at the Option of the Holder” we will give each converting holder of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in common stock no later than 2 trading days after we receive notice of conversion from such holder, and we will deliver shares of our common stock and cash, if applicable, in respect of such payment no later than the 8th trading day after the applicable early conversion date, subject to the provisions for accrued dividends described under “—Conversion at the Option of the Holder”;

•	in the case of a payment of dividends upon a conversion pursuant to the provisions described under “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount,” we will notify holders of any such election and the portion of such payment that will be made in common stock at least 20 days prior to the anticipated effective date of the cash acquisition, as described more fully under “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount,” and we will deliver shares of our common stock and cash, if applicable, in respect of such payment on the applicable conversion date; and

•	if you are a non-U.S. holder (as defined in “Certain United States Federal Income Tax Considerations”), dividends generally will be subject to U.S. federal income tax at a 30% or reduced treaty rate, as described more fully under “Certain United States Federal Income Tax Considerations — Tax Consequences to Non-U.S. Holders — Actual and constructive distributions.” We will withhold such U.S. federal income tax from amounts otherwise payable to you which, in the case of dividends paid in shares of common stock, we may do by withholding a portion of such shares for our transfer agent to sell on our behalf and by using the proceeds from those sales to pay such withholding tax.

If we do not provide notice of our election to pay any dividend, or a portion thereof, in common stock as described above, we will pay such dividend entirely in cash.

For purposes of this Description of Mandatory Convertible Preferred Stock, the following terms have the meanings set forth below:

The “closing price” of our common stock (or any other securities, cash or other property into which the Convertible Preferred Stock becomes convertible in connection with any reorganization event) on any trading day means the reported last sale price per share (or, if no last sale price is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such date reported by the New York Stock Exchange, or, if our common stock (or such other property) is not listed on the New York Stock Exchange, as reported by the principal national securities exchange on which our common stock (or such other property) is listed, or otherwise as provided in the statement for the Convertible Preferred Stock.

A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the New York Stock Exchange is open for trading, or, if our common stock (or any other securities, cash or other property into which the Convertible Preferred Stock becomes convertible in connection with any reorganization event) is not listed on the New York Stock Exchange any day on which the principal national securities exchange on which our common stock (or such other property) is listed is open for trading, or, if the common stock (or such other property) is not listed on a national securities exchange, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for our common stock (or any other securities, cash or other property into which the Convertible Preferred Stock becomes convertible in connection with any reorganization event) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) in our common stock (or such other property) or in any options, contracts or future contracts relating to our common stock (or such other property), and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

No fractional shares of common stock will be delivered to the holders of the Convertible Preferred Stock, but we will instead, at our option either (i) pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock or (ii) round up the number of shares of common stock to be issued to such holder to the next whole share. To the extent a shelf registration statement is required in connection with the issuance of or for resales of common stock issued as payment of a dividend, we will, to the extent such a registration statement is not currently filed and effective, use our reasonable best efforts to file and maintain the effectiveness of such a shelf registration statement until the earlier of such time as all such shares of common stock have been resold thereunder and such time as all such shares are freely tradeable without registration.

Notwithstanding the foregoing, in no event will the number of shares of our common stock delivered in connection with any dividend payment exceed an amount equal to the total dividend payment divided by $9.00 (representing approximately 64% of the initial price, as defined below), subject to adjustment in the same manner as each fixed conversion rate as set forth under “—Anti-dilution Adjustments.” We refer to this provision as the “dividend cap”. To the extent we deliver the maximum number of whole shares of common stock equal to the dividend cap on the Convertible Preferred Stock with respect to which we have notified the holder that such dividends would be paid in shares of our common stock in accordance with the provisions set forth above, we will be deemed to have paid in full such amount of accrued, cumulated and unpaid dividends on such Convertible Preferred Stock. However, in our sole discretion, we may elect to pay any such deficiency resulting from the dividend cap in cash.

Unless all accrued, cumulated and unpaid dividends on the Convertible Preferred Stock for all past quarterly dividend periods shall have been paid in full (or are deemed to have been paid in full), we will not:

•	declare or pay any dividend or make any distribution of assets on any Junior Stock, other than dividends or distributions in the form of Junior Stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution;

•	redeem, purchase or otherwise acquire any shares of Junior Stock or pay or make any monies available for a sinking fund for such shares of Junior Stock, other than (A) upon conversion or exchange for other Junior Stock or (B) the purchase of fractional interests in shares of any Junior Stock pursuant to the conversion or exchange provisions of such shares of Junior Stock;

•	declare or pay any dividend or make any distribution of assets on any shares of Parity Stock, other than dividends or distributions in the form of Parity Stock or Junior Stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution; or

•	redeem, purchase or otherwise acquire any shares of Parity Stock, except upon conversion into or exchange for other Parity Stock or Junior Stock and cash solely in lieu of fractional shares in connection with any such conversion or exchange.

When dividends are not paid in full upon the shares of Convertible Preferred Stock, as discussed above, all dividends declared on the Convertible Preferred Stock and any other Parity Stock shall be paid either (a) pro rata so that the amount of dividends so declared on the shares of Convertible Preferred Stock and each such other class or series of Parity Stock shall in all cases bear to each other the same ratio as accumulated dividends on the shares of Convertible Preferred Stock and such class or series of Parity Stock bear to each other or (b) on another basis that is at least as favorable to each holder of the Convertible Preferred Stock entitled to receive such dividends.

Redemption

The Convertible Preferred Stock will not be redeemable.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our shareholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), a liquidation preference in the amount of $1,000.00 per share of the Convertible Preferred Stock, plus accrued, cumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accrued, cumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accrued, cumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Pennsylvania law from time to time.

If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more dividend periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any Parity Stock having similar voting rights that are exercisable, will be entitled at our next regular or special meeting of shareholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full. At any time after voting power to elect directors shall have become vested and be continuing in the holders of the Convertible Preferred Stock, or if a vacancy shall exist in the office of any such additional director, our board of directors may, and upon written request of the holders of record of at least 25% of the outstanding Convertible Preferred Stock addressed to the chairman of our board shall, call a special meeting of the holders of the Convertible Preferred Stock (voting separately as a class with all other series of Parity Stock upon which like voting rights have been conferred and are exercisable) for the purpose of electing the directors that such holders are entitled to elect. At any meeting held for the purpose of electing such a director, the presence in person or by proxy of the holders of at least a majority of the Convertible Preferred Stock shall be required to constitute a quorum of such Convertible Preferred Stock.

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock and all other Parity Stock having similar voting rights that are exercisable, voting as a single class, in person or by proxy, at an annual meeting of our stockholders or at a special meeting called for such purpose, or by written consent in lieu of such meeting, will be required to alter, repeal or amend, whether by merger, consolidation, combination, reclassification or otherwise, any provisions of our amended and restated articles of incorporation or the certificate of designation if the amendment would amend, alter or affect the powers, preferences or rights of the Convertible Preferred Stock so as to adversely affect the holders thereof, including, without limitation, the creation of, increase in the authorized number of, or issuance of, shares of any class or series of Senior Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Convertible Preferred Stock, and will not be deemed to adversely affect the powers, preferences or rights of the holders of the Convertible Preferred Stock.

The number of votes that each share of Convertible Preferred Stock and any Parity Stock participating in the votes described above shall have shall be in proportion to the liquidation preference of each such share.

Mandatory Conversion

Each share of the Convertible Preferred Stock, unless previously converted, will automatically convert on November 15, 2010 (the “mandatory conversion date”), into a number of shares of common stock equal to the conversion rate described below. In addition to the common stock issuable upon conversion of each share of Convertible Preferred Stock on the mandatory conversion date, holders will have the right to receive an amount equal to all accrued, cumulated and unpaid dividends on the Convertible Preferred Stock (in cash, common stock or a combination thereof as provided above under “—Method of Payment of Dividends”), whether or not declared prior to that date, for the then-current dividend period ending on the mandatory conversion date and all prior dividend periods (other than previously declared dividends on the Convertible Preferred Stock payable to holders of record as of a prior date), provided that we are legally permitted to pay such dividends at such time.

The conversion rate, which is the number of shares of common stock issuable upon conversion of each share of Convertible Preferred Stock on the applicable conversion date (excluding shares of common stock, if any, issued in respect of accrued and unpaid dividends), will, subject to adjustment as described under “—Anti-dilution Adjustments” below, be as follows:

•	if the applicable market value (as defined below) of our common stock is equal to or greater than $17.08, which we call the “threshold appreciation price,” then the conversion rate will be 58.5480 shares of common stock per share of Convertible Preferred Stock (the “minimum conversion rate”), which is equal to $1,000.00 divided by the threshold appreciation price;

•	if the applicable market value of our common stock is less than the threshold appreciation price but greater than $14.00, which we call the “initial price,” then the conversion rate will be equal to $1,000.00 divided by the applicable market value of our common stock; or

•	if the applicable market value of our common stock is less than or equal to the initial price, then the conversion rate will be 71.4286 shares of common stock per share of Convertible Preferred Stock (the “maximum conversion rate”), which is equal to $1,000.00 divided by the initial price.

We refer to the minimum conversion rate and the maximum conversion rate collectively as the “fixed conversion rates.” The fixed conversion rates, the initial price and the threshold appreciation price are each subject to adjustment as described under “—Anti-dilution Adjustments” below.

Accordingly, assuming that the market price of our common stock on the mandatory conversion date is the same as the applicable market value, the aggregate market value of the shares of common stock you receive upon conversion will be:

•	greater than the liquidation preference of the Convertible Preferred Stock, if the applicable market value is greater than the threshold appreciation price,

•	equal to the liquidation preference, if the applicable market value is less than or equal to the threshold appreciation price and greater than or equal to the initial price, and

•	less than the liquidation preference, if the applicable market value is less than the initial price.

“Applicable market value” means the average of the daily closing price per share of our common stock (or any other securities, cash or other property into which the Convertible Preferred Stock becomes convertible in connection with any reorganization event) on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date.

The initial price is $14.00. The threshold appreciation price represents an approximately 22% appreciation over the initial price.

Conversion

Conversion into shares of common stock will occur on the mandatory conversion date, unless you have converted your shares of Convertible Preferred Stock prior to the mandatory conversion date in the manner described in “—Conversion at the Option of the Holder” or “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

On the mandatory conversion date, if shares of Convertible Preferred Stock are held in certificated form and you have complied with some additional procedures set forth in the certificate of designation, certificates representing shares of our common stock will be issued and delivered to you or your designee upon presentation and surrender of the certificate evidencing the Convertible Preferred Stock.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the shares of common stock issuable upon conversion of the Convertible Preferred Stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to such shares of common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Convertible Preferred Stock.

Conversion at the Option of the Holder

Other than during the cash acquisition conversion period (as defined below), holders of the Convertible Preferred Stock have the right to convert the Convertible Preferred Stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of our common stock at the minimum conversion rate of 58.5480 shares of common stock per share of Convertible Preferred Stock, subject to adjustment as described under “—Anti-dilution Adjustments” below.

In addition to the number of shares of common stock issuable upon conversion of each share of Convertible Preferred Stock at the option of the holder on any early conversion date, we will pay (in cash, common stock or a combination thereof as provided above under “—Method of Payment of Dividends”) an amount equal to all accrued, cumulated and unpaid dividends on such converted share(s) of Convertible Preferred Stock, whether or not declared prior to that date, for the portion of the then-current dividend period until the early conversion date and all prior dividend periods ending on or prior to the Dividend Payment Date immediately preceding the early conversion date; provided that we are then legally permitted to pay such dividends.

Notwithstanding the foregoing, in the case of a conversion that occurs during the period from 5:00 p.m., New York City time, on a Record Date for any dividend to 9:00 a.m., New York City time, on the following Dividend Payment Date:

•	the holder of record of the converted share(s) of Convertible Preferred Stock on such Record Date will receive such dividend on such Dividend Payment Date;

•	the holder who delivers such share(s) of Convertible Preferred Stock for conversion will receive any accrued, cumulated and unpaid dividends on such share(s), as described in the preceding paragraph, for all prior dividend periods ending on or prior to the next preceding Dividend Payment Date, but shall not be entitled to receive any accrued dividends for the portion of the then-current dividend period until the early conversion date; and

•	share(s) of Convertible Preferred Stock surrendered for conversion during such period must be accompanied by an amount in cash equal to (i) the dividend payable on the following Dividend Payment Date with respect to the share(s) so converted, minus (ii) the amount of accrued dividends for the portion of the then-current dividend period until the early conversion date.

Except as described above, upon any optional conversion of our Convertible Preferred Stock, we will make no payment or allowance for unpaid dividends on our Convertible Preferred Stock.

Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount

General.  If a cash acquisition (as defined below) occurs, we will provide for the conversion of shares of the Convertible Preferred Stock and a cash acquisition dividend make-whole amount (as defined below) by:

•	permitting holders to submit their shares of the Convertible Preferred Stock for conversion at any time during the period (the “cash acquisition conversion period”) beginning on the effective date of such cash acquisition (the “effective date”) and ending on the date that is 15 days after the effective date at the conversion rate (the “cash acquisition conversion rate”) specified in the table below; and

•	paying converting holders an amount equal to the sum of (a) any accrued, cumulated and unpaid dividends on their shares of the Convertible Preferred Stock plus (b) the present value of all remaining dividend payments on their shares of Convertible Preferred Stock through and including the mandatory conversion date, calculated as set forth below under “—Cash

Acquisition Dividend Make-Whole Payment” (subject to our ability to satisfy the make-whole amount by increasing the number of shares to be issued on conversion).

We will notify holders, at least 20 days prior to the anticipated effective date of such cash acquisition, of the anticipated effective date of such transaction. In addition, if we elect to deliver some or all of the amount of accrued, cumulated and unpaid dividends and the present value of all remaining dividend payments on your Convertible Preferred Stock through and including the mandatory conversion date, in shares of our common stock (as described below), such notice will indicate whether such amount will be payable in full in shares of our common stock or any combination of cash and shares of our common stock, and we will specify the combination in the notice.

Cash Acquisition Conversion Rate.  The following table sets forth the cash acquisition conversion rate per share of Convertible Preferred Stock for each hypothetical stock price and effective date set forth below:

Stock Price on Effective Date

Effective Date	$14.00	$15.00	$17.50	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00
November 19, 2007	59.2213	58.8767	58.3258	58.0679	57.9688	58.0618	58.1809	58.2817	58.3575	58.4121	58.5204	58.5411
November 15, 2008	60.4749	59.9422	59.0455	58.5813	58.2927	58.3072	58.3759	58.4354	58.4767	58.5033	58.5432	58.5473
November 15, 2009	62.4499	61.5412	59.9469	59.1076	58.5658	58.5076	58.2224	58.5360	58.5428	58.5458	58.5480	58.5480
November 15, 2010	71.4286	66.6667	58.5480	58.5480	58.5480	58.5480	58.5480	58.5480	58.5480	58.5480	58.5480	58.5480

A “cash acquisition” will be deemed to have occurred at such time after the original issuance of the Convertible Preferred Stock upon the consummation of any acquisition (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which 90% or more of our common stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market.

The cash acquisition conversion rate will be determined by reference to the table above and is based on the effective date and the price (the “stock price”) paid per share of our common stock in such transaction. If the holders of our common stock receive only cash in the cash acquisition, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the average of the daily closing price per share of our common stock on each of the 10 consecutive trading days up to but not including the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of our Convertible Preferred Stock are adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the minimum conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the minimum conversion rate as so adjusted. Each of the conversion rates in the table will be subject to adjustment in the same manner as each fixed conversion rate as set forth under “—Anti-dilution Adjustments.”

The exact stock price and effective dates may not be set forth on the table, in which case:

•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $100 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment as set forth under “—Anti-dilution Adjustments”; and

•	if the stock price is less than $14.00 per share (subject to adjustment as described above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Cash Acquisition Dividend Make-Whole Payment.  For any shares of Convertible Preferred Stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, we must, in our sole discretion, either (a) pay you in cash, to the extent we are legally permitted to do so, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accrued, cumulated and unpaid dividends on your shares of our Convertible Preferred Stock, whether or not declared (including the pro rata portion of the accrued dividend for the then current dividend period) and (2) the present value of all remaining dividend payments on your shares of Convertible Preferred Stock through and including the mandatory conversion date (excluding the pro rata portion of the accrued dividend for the then current dividend period), in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price (as defined above) of shares of our common stock; provided that, in no event shall we increase the number of shares of our common stock to be issued in excess of the amount equal to the cash acquisition dividend make-whole amount divided by $9.00, subject to adjustments in the same manner as each fixed conversion rate as set forth under “—Anti-dilution Adjustments.” To the extent we deliver the maximum number of whole shares of common stock required by clause (2) above, we will be deemed to have paid in full the cash acquisition dividend make-whole amount. However, in our sole discretion, we may elect to pay any such deficiency resulting from such cap in cash. We may make the election to pay cash or increase the number of shares of our common stock issued upon conversion, in whole or in part, as set forth in our cash acquisition notice described above. The present value of the remaining dividend payments will be computed using a discount rate equal to 6.50%.

Our obligation to deliver shares at the cash acquisition conversion rate and pay the cash acquisition dividend make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Fractional Shares

No fractional shares of our common stock will be issued to holders of our Convertible Preferred Stock upon conversion or in connection with any dividend. In lieu of any fractional common share otherwise issuable in respect of any dividend or the aggregate number of shares of our Convertible Preferred Stock of any holder that are converted, at our option, that holder will be entitled to receive either (i) an amount of shares rounded up to the next whole number of shares or (ii) an amount in cash (computed to the nearest cent) equal to the same fraction of the average daily closing price of our common stock for the applicable dividend reference period.

If more than one share of our Convertible Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full common shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of our Convertible Preferred Stock so surrendered. If we pay dividends in shares of our common stock on more than one share of Convertible Preferred Stock held at any one time by or for the same holder, the number of full shares of common stock payable in connection with such dividend shall be computed on the basis of the aggregate number of shares of the Convertible Preferred Stock so held.

Anti-dilution Adjustments

Each fixed conversion rate shall be adjusted from time to time as follows:

(i) If we issue common stock as a dividend or distribution on our common stock to all holders of our common stock, or if we effect a share split or share combination, each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0 × OS1 / OS0
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate in effect taking such event into account
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
OS1	=	the number of shares of our common stock outstanding immediately after such event.

Any adjustment made pursuant to this paragraph (i) shall become effective on the date that is immediately after (x) the date fixed for the determination of shareholders entitled to receive such dividend or other distribution or (y) the date on which such split or combination becomes effective, as applicable. If any dividend or distribution described in this paragraph (i) is declared but not so paid or made, each new fixed conversion rate shall be readjusted to the fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

(ii) If we issue to all holders of our common stock any rights, warrants, options or other securities entitling them for a period of not more than 45 days after the date of issuance thereof to subscribe for or purchase shares of our common stock, or if we issue to all holders of our common stock securities convertible into our common stock for a period of not more than 45 days after the date of issuance thereof, in either case at an exercise price per share of common stock or a conversion price per share of common stock less than the closing price of our common stock on the trading day immediately preceding the time of announcement of such issuance, each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0 × (OS0 + X) / (OS0 + Y)
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate taking such event into account
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights, warrants, options, other securities or convertible securities
Y	=	the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants, options, other securities or convertible securities and (B) the average of the closing prices of our common stock for the 10 consecutive trading days prior to the trading day immediately preceding the date of announcement for the issuance of such rights, warrants, options, other securities or convertible securities.

For purposes of this paragraph (ii), in determining whether any rights, warrants, options, other securities or convertible securities entitle the holders to subscribe for or purchase, or exercise a conversion right for, our common stock at less than the applicable closing price of our common stock, and in determining the aggregate exercise or conversion price payable for such common stock, there shall be taken into account any consideration we receive for such rights, warrants, options, other securities or convertible securities and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. If any right, warrant, option, other security or convertible security described in this paragraph (ii) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new fixed conversion rate shall be readjusted to the fixed conversion rate that would then be in effect if such right, warrant, option, other security or convertible security had not been so issued.

Any adjustment made pursuant to this paragraph (ii) shall become effective on the date that is immediately after the date fixed for the determination of holders of our common stock entitled to receive such rights, warrants, options, other securities or convertible securities.

(iii) If we distribute capital stock, evidences of indebtedness or other assets or property of ours to all holders of our common stock, excluding:

(A) dividends, distributions, rights, warrants, options, other securities or convertible securities referred to in paragraph (i) or (ii) above,

(B) dividends or distributions paid exclusively in cash, and

(C) Spin-Offs described below in this paragraph (iii),

then each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0 × SP0 / (SP0 − FMV)
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate taking such event into account
SP0	=	the closing price (as defined below) of our common stock on the trading day immediately preceding the ex-dividend date for such distribution
FMV	=	the fair market value (as determined in good faith by our board of directors) of the capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the earlier of the record date or the ex-dividend date for such distribution.

An adjustment to each fixed conversion rate made pursuant to this paragraph shall be made successively whenever any such distribution is made and shall become effective on the date fixed for the determination of holders of our common stock entitled to receive such distribution for such distribution.

If we distribute to all holders of our common stock capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of ours (a “Spin-Off”), each fixed conversion rate in effect immediately before the close of business on the date fixed for determination of holders of our common stock entitled to receive such distribution will be adjusted based on the following formula

CR1	=	CR0 × (FMV0 + MP0) / MP0
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate taking such event into account
FMV0	=	the average of the closing prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading days after the effective date of the Spin-Off
MP0	=	the average of the closing prices of our common stock over the first 10 consecutive trading days after the effective date of the Spin-Off.

An adjustment to each fixed conversion rate made pursuant to this paragraph will occur on the 10th trading day from and including the effective date of the Spin-Off; provided that in respect of any conversion within the 10 trading days immediately following and including the date of the Spin-Off, references with respect to the Spin-Off to “10 trading days” shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such Spin-Off and the conversion date in determining the applicable fixed conversion rate.

If any such dividend or distribution described in this paragraph (iii) is declared but not paid or made, each new fixed conversion rate shall be readjusted to be the fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

(iv) If we pay or make any dividend or distribution consisting exclusively of cash to all holders of our common stock, each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0 × SP0 / (SP0 − C)
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate taking such event into account
SP0	=	the average of the closing prices of our common stock over the 10 consecutive trading-day period ending on the date fixed for determination of the holders of our common stock entitled to receive such dividend or distribution
C	=	the amount in cash per share that we distribute to holders of our common stock.

An adjustment to each fixed conversion rate made pursuant to this paragraph (iv) shall become effective on the date fixed for determination of the holders of our common stock entitled to receive such dividend or distribution. If any dividend or distribution described in this paragraph (iv) is declared but not so paid or made, each new fixed conversion rate shall be readjusted to the fixed conversion rate that would then be in effect if such dividend or distribution had not been declared.

(v) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Time”), each fixed conversion rate will be adjusted based on the following formula:

CR1	=	CR0 × (AC + (SP1 × OS1)) / (SP1 × OS0)
where
CR0	=	the fixed conversion rate in effect immediately prior to the adjustment relating to such event
CR1	=	the new fixed conversion rate taking such event into account
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for our common stock purchased in such tender or exchange offer
OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires
OS1	=	the number of shares of our common stock outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer)
SP1	=	the average of the closing prices of our common stock for the 10 consecutive trading days commencing on the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion within the 10 trading days period commencing on the trading day next succeeding such expiration date, references to “10 consecutive trading days” shall be deemed replaced with such number of trading days as have elapsed between the expiration of such tender or exchange offer and the conversion date.

If the application of the foregoing formula would result in a decrease in a fixed conversion rate, no adjustment to such fixed conversion rate will be made. Any adjustment to a fixed conversion rate made pursuant to this paragraph (v) shall become effective on the date immediately following the determination of the average of the closing prices of our common stock for purposes of SP1 above. If we or one of our subsidiaries is obligated to purchase our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, each new fixed conversion rate shall be readjusted to be the fixed conversion rate that would be in effect if such tender or exchange offer had not been made.

If we have in effect a rights plan while any shares of Convertible Preferred Stock remain outstanding, holders of Convertible Preferred Stock will receive, upon a conversion of Convertible Preferred Stock, in addition to common stock, rights under our shareholder rights agreement unless, prior to such conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock. If the rights provided for in our rights plan have separated from our common stock in accordance with the provisions of the applicable shareholder rights agreement so that holders of Convertible Preferred Stock would not be entitled to receive any rights in respect of our common stock, if any, that we are required to deliver upon conversion of Convertible Preferred Stock, each fixed conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, capital stock, evidences of indebtedness or other assets or property pursuant to paragraph (iii) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to such adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the Convertible Preferred Stock—if such assets or securities are convertible, exchangeable, or exercisable—are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 45 days following conversion of the Convertible Preferred Stock.

The fixed conversion rates will not be adjusted upon certain events, including but not limited to:

•	the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our common stock under any plan;

•	the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, employee agreement or arrangement or program of ours;

•	the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the Issue Date;

•	a change in the par value of our common stock;

•	accumulated and unpaid dividends or distributions; and

•	as a result of a tender offer solely to holders of fewer than 100 shares of our common stock.

No adjustment in the conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion price. If the adjustment is not made because the adjustment does not change the conversion price by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. All required calculations will be made to the nearest cent or 1/10,000th of a share. Notwithstanding the foregoing, all adjustments not previously made shall have effect with respect to any conversion of Convertible Preferred Stock.

For U.S. federal income tax purposes, adjustments to a fixed conversion rate, or failures to make certain adjustments, that have the effect of increasing the beneficial owners’ proportionate interests in our assets or earnings may result in a taxable deemed distribution to the beneficial owners. See “Certain United States Federal Income Tax Considerations.”

In the event of:

•	any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the continuing corporation and in which the shares of our common stock outstanding immediately prior to the merger or consolidation are not exchanged for cash, securities or other property of us or another person),

•	any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, or

•	any reclassification of our common stock into securities including securities other than our common stock,

each share of Convertible Preferred Stock outstanding immediately prior to such reorganization event shall, without the consent of the holders of the Convertible Preferred Stock, become convertible into the kind of securities, cash and other property that such holder would have been entitled to receive if such holder had converted its Convertible Preferred Stock into common stock immediately prior to such reorganization event. For purposes of the foregoing, the type and amount of consideration that a holder of Convertible Preferred Stock would have been entitled to receive as a holder of our common stock in the case of any reorganization event or other transaction that causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. In such event, on the applicable conversion date, the applicable conversion rate then in effect will be applied to determine the amount and value of securities, cash or property a holder of one share of common stock would have received in such transaction (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such shares of Convertible Preferred Stock are actually converted). The applicable conversion rate shall be (a) the minimum conversion rate, in the case of an early conversion date (excluding for the avoidance of doubt, an early conversion in connection with a cash acquisition), and (b) determined based upon the definition of the conversion rate in the case of the mandatory conversion date, in each case, determined using the applicable market value of the exchanged property. Holders have the right to convert their shares of Convertible Preferred Stock early (and to receive additional shares of common stock) in the event of certain cash mergers as described above under “—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount.”

In addition, we may make such increases in each fixed conversion rate as we deem advisable in order to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our shares (or issuance of rights or warrants to acquire our shares) or from any event treated as such for income tax purposes or for any other reason. We may only make such a discretionary adjustment if we make the same proportionate adjustment to each fixed conversion rate.

We will be required, as soon as practicable after the conversion rate is adjusted, to provide or cause to be provided written notice of the adjustment to the holders of shares of Convertible Preferred Stock. We will also be required to deliver a statement setting forth in reasonable detail the method by which the adjustment to each fixed conversion rate was determined and setting forth each revised fixed conversion rate.

If an adjustment is made to the fixed conversion rates, an inversely proportional adjustment also will be made to the threshold appreciation price and the initial price solely for the purposes of determining which clauses of the definition of the conversion rate will apply on the conversion date.

Miscellaneous

We will at all times reserve and keep available out of the authorized and unissued common stock or shares of common stock held in treasury by us, solely for issuance upon the conversion of the Convertible Preferred Stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the shares of Convertible Preferred Stock then outstanding.

Book-Entry, Delivery and Form

The certificates representing the Convertible Preferred Stock will be issued in fully registered form. Ownership of beneficial interests in a Global Security will be limited to persons who have accounts with the Depository Trust Company (“DTC”) (“participants”) or persons who hold interests through such participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Convertible Preferred Stock represented by such Global Security for all purposes under the statement and the securities. No beneficial owner of an interest in a Global Security will be able to transfer that interest except in accordance with the applicable procedures of DTC in addition to those provided for under the statement.

Payments of dividends on the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the transfer agent, registrar, redemption, conversion or dividend disbursing agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that DTC or its nominee, upon receipt of any payment of dividends in respect of a Global Security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of DTC or its nominee, as the case may be. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

The Company understands that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include:

•	securities brokers and dealers;

•	banks, trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants).

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Security among its participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the transfer agent, registrar, redemption, conversion or dividend disbursing agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depositary for the Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated shares in exchange for the Global Securities. Holders of an interest in a Global Security may receive certificated shares, at the option of the Company, in accordance with the rules and procedures of DTC in addition to those provided for under the statement. Beneficial interests in Global Securities held by any direct or indirect participant may also be exchanged for certificated shares upon request to DTC by such direct participant (for itself or on behalf of an indirect participant), to the transfer agent in accordance with their respective customary procedures.

The information in this section concerning DTC and its book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences and, in the case of non-U.S. holders ( as defined below), certain estate tax consequences of your ownership and disposition of our mandatory convertible preferred stock and our common stock received in respect thereof. This discussion only applies to mandatory convertible preferred stock or common stock that you hold as a capital asset for U.S. federal income tax purposes.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion is general in nature and therefore does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, such as:

•	a financial institution;

•	an insurance company;

•	a dealer in securities or foreign currencies;

•	a person holding the mandatory convertible preferred stock or common stock as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar;

•	a former citizen or resident of the United States;

•	a tax-exempt entity;

•	an investor in a pass-through entity; or

•	a person paying the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds mandatory convertible preferred stock or common stock, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. If you are a partnership or a partner in a partnership, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our mandatory convertible preferred stock and our common stock.

If you are considering investing in shares of our mandatory convertible preferred stock or our common stock, you should consult your own tax advisors with respect to your particular tax consequences of owning and disposing of shares of our mandatory convertible preferred stock and our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Tax Consequences to U.S. Holders

You are a “U.S. holder” if you are a beneficial owner of a share of our mandatory convertible preferred stock or common stock and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Actual distributions

Cash distributions paid on our mandatory convertible preferred stock or common stock will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in income by you and taxable as ordinary income when received. If a cash distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of your investment, up to your tax basis in our mandatory convertible preferred stock or common stock (determined on a share by share basis). Any remaining excess will be treated as capital gain.

If we make a distribution on our mandatory convertible preferred in the form of common stock, such distribution will be taxable for U.S. federal income tax purposes in the same manner as cash distributions described above. The amount of such distribution will be equal to the fair market value of our common stock on the date of the distribution. Your tax basis in the common stock you so receive will also be equal to the fair market value of such common stock on the distribution date, and your holding period for such common stock will begin on the day following the distribution date.

If you are a non-corporate U.S. holder, you generally will be taxed at a maximum rate of 15% on distributions treated as dividends for taxable years beginning before January 1, 2011, provided certain holding period and other requirements are satisfied.

If you are a corporation, distributions taxable as dividends received by you will be eligible for the dividends-received deduction, subject to various limitations (including restrictions relating to your taxable income, holding period of our mandatory convertible preferred stock or common stock and debt financing).

A dividend that exceeds certain thresholds in relation to your tax basis in our mandatory convertible preferred stock or common stock could be characterized as an “extraordinary dividend” (as defined in Section 1059 of the Code). If you are a corporation and you receive an extraordinary dividend, you will generally be required to reduce your stock basis by the portion of such dividend that is not taxed because of the dividends-received deduction. If the amount of the reduction exceeds your tax basis in our mandatory convertible preferred stock or common stock, the excess is treated as taxable gain. If you are a non-corporate U.S. holder and you receive an extraordinary dividend, you will be required to treat any losses on the sale of our mandatory convertible preferred stock or common stock as long-term capital losses to the extent of the extraordinary dividends you receive that qualify for the 15% tax rate.

You should consult your own tax advisor regarding the availability of the reduced dividend tax rate or the dividends-received deduction, and the potential applicability of the extraordinary dividend rules, in light of your particular circumstances.

Constructive distributions

The conversion rate of our mandatory convertible preferred stock will be adjusted in certain circumstances as described above under “Description of Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.” Under the Code and applicable Treasury Regulations, adjustments that have the effect of increasing a holder’s interest in our assets or earnings and profits may, in some circumstances, result in a deemed distribution to such holder.

If we were to make a distribution of cash or property to holders of our common stock (for example, distributions of indebtedness or assets, but generally not dividends of stock or rights to subscribe for our common stock) and the conversion rate of your mandatory convertible preferred stock were increased pursuant to the anti-dilution provisions, such increase would be deemed to be a distribution to you. In addition, any other increase in the conversion rate of your mandatory convertible preferred stock may, depending on the circumstances, be deemed to be a distribution to you. However, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock generally will not give rise to a taxable constructive dividend.

In addition, in certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to you, if as a result of such failure, the proportionate interests of the holders of our mandatory convertible preferred stock or common stock, as applicable, in our assets or earnings and profits is increased.

Any deemed distribution generally will be taxed in the same manner as an actual distribution as described under “—U.S. Holders—Actual Distributions” above.

Conversion of mandatory convertible preferred stock into common stock

The conversion of mandatory convertible preferred stock into common stock generally will constitute a recapitalization (as defined in Section 368(a)(1)(E) of the Code) and will therefore not be a taxable event for you, except that (1) your receipt of cash or shares of common stock in respect of accrued and unpaid dividends will be taxable as described under “Actual distributions” above, (2) your receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share) and (3) your receipt of cash or shares of our common stock in respect of future dividends will be taxable as described below.

Your tax basis in the common stock you receive upon a conversion of mandatory convertible preferred stock (other than common stock received with respect to accrued and unpaid dividends, but including any basis allocable to a fractional share) will generally equal the tax basis of the mandatory convertible preferred stock that was converted. Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock you receive upon conversion and the fractional share, in accordance with their respective fair market values.

Your holding period for the common stock you receive (other than common stock you receive with respect to accrued and unpaid dividends) will include your holding period for the mandatory convertible preferred stock converted.

In the event you elect to convert your mandatory convertible preferred stock in the case of certain acquisitions, and in respect of any such conversion, we may pay you cash or shares of our common stock (including, in the case of certain acquisitions, additional common shares attributable to an increase in the conversion rate) in respect of the net present value of future dividends (see “Description of Mandatory Convertible Preferred Stock—Conversion Upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount”), the tax treatment as to the payment of such cash or shares of our common stock is unclear. Although not free from doubt, we believe that the better view is to treat any such cash or shares of our common stock as additional consideration received in the recapitalization. If the treatment is correct, then (i) to the extent you realize taxable gain in the recapitalization, such gain should be taxable to the extent of any cash you received, (ii) under Section 356(a)(2) of the Code, any such taxable gain should be treated as capital gain except to the extent that the cash received has the effect of a dividend (which generally will be the case if the receipt of such cash in lieu of shares of our common stock did not result in a meaningful reduction in your equity interest in us), in which case such cash would be taxable as a dividend, (iii) your basis in the shares of common stock received upon conversion (including the shares of our common stock received in respect of future dividends, but excluding the shares of our common stock in respect of accrued dividends) should equal your basis in the mandatory convertible preferred stock being converted, increased by any gain recognized by you and reduced by any cash received in respect of any future dividends and any basis allocable to any fractional shares of our common stock and (iv) your holding period in any common stock received upon conversion (including the shares of our common stock received in respect of future dividends, but excluding the shares of our common stock in respect of accrued dividends) should include the holding period of the mandatory convertible preferred stock being converted. For this purpose, you realize gain on the conversion equal to the excess, if any, of the sum of the cash and the fair market value of shares of our common stock received (including the shares of our common stock received in respect of future dividends, but excluding the shares of our common stock in respect of accrued dividends) over your adjusted tax basis in our mandatory convertible preferred stock immediately prior to conversion. You will not be permitted to recognize any loss you realize upon your conversion of our mandatory convertible preferred stock into our common stock.

You should be aware that the tax treatment described above in respect of the payments made in respect of future dividends is not entirely certain and may be challenged by the Internal Revenue Service (“IRS”) on grounds that the amount received attributable to future dividends represents a taxable dividend to the extent we have earnings and profits at the time of conversion, even if there has been a meaningful reduction in your equity interest in us and even if such payment is made in shares of common stock. Under this characterization, you would be taxable on cash or shares of our common stock received on account of future dividends, even if you realized a loss on your conversion of our mandatory convertible preferred stock into our common stock.

In the event your mandatory convertible preferred stock is converted pursuant to certain other transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. You should consult your own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Sale or exchange

Upon your sale or exchange of your shares of mandatory convertible preferred stock (other than a conversion into common stock) or common stock, you will recognize taxable gain or loss equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in the mandatory convertible preferred stock or common stock.

Gain or loss you realize on the sale or exchange of mandatory convertible preferred stock or common stock will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of sale or exchange, you held the mandatory convertible preferred stock or common stock for more than one year. If you are a non-corporate U.S. holder, long-term capital gains recognized in tax years beginning prior to January 1, 2011 will be subject to reduced tax rates. The deductibility of capital losses against ordinary income is subject to limitations.

Information reporting and backup withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our mandatory convertible preferred stock or common stock. You will be subject to U.S. backup withholding (currently at a rate of 28%) on these payments if you fail to provide your taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund of any excess amount withheld under the backup withholding rules, provided that you timely furnish the required information to the IRS.

Tax Consequences to Non-U.S. Holders

Except as otherwise provided under “—Federal estate tax” below, you are a “non-U.S. holder” if you are a beneficial owner of a share of our mandatory convertible preferred stock or common stock who is an individual corporation, trust or estate and you are not a “U.S. holder.”

“Non-U.S. holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of our mandatory convertible preferred stock or common stock and who is not otherwise a resident of the United States for U.S. federal income tax purposes. If you are a such a holder, we urge you to consult your own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our mandatory convertible preferred stock and common stock.

Actual and constructive distributions

Any actual or constructive distribution of cash or common stock that is treated as a dividend (including any amounts received on conversion attributable to accrued and unpaid dividends) generally will be subject to U.S. federal income tax at a 30% rate (collected by withholding) or a reduced rate specified by an applicable income tax treaty, unless such dividends are effectively connected with your conduct of a U.S. trade or business (and you provide appropriate certification). In order to obtain a reduced rate of withholding pursuant to an applicable income tax treaty, you will be required to provide us a properly executed IRS Form W-8BEN.

In the case of any dividend, we will withhold the U.S. federal income tax on such dividend from any cash dividends, shares of common stock, or sales proceeds otherwise payable to you. If you are subject to U.S. withholding tax under such circumstances, you should consult your own tax advisors as to whether you can obtain a refund for all or a portion of such withholding tax.

In the event we will be required to pay you the cash acquisition dividend make-whole amount, a portion of that amount will be attributable to the present value of future dividends. There is some uncertainty regarding whether such portion of the cash acquisition dividend make-whole amount would constitute a dividend or a capital gain in your hands (see “—U.S. Holders—Conversion of mandatory convertible preferred stock into common stock” above). As a result, it is also not free from doubt whether such portion of the cash acquisition dividend make-whole amount would be subject to U.S. federal income tax at a 30% rate in the hands of a non-U.S. holder. Accordingly, absent further guidance from the IRS, we will withhold the U.S. federal income tax at a rate of 30% from such portion of the cash acquisition dividend make-whole amount paid to you, unless (i) you are engaged in a trade or business in the United States to which the receipt of such portion of the cash acquisition dividend make-whole amount is effectively connected and you provide us a properly executed IRS Form W-8ECI, or (ii) an applicable income tax treaty either eliminates or reduces such tax with respect to such portion of the cash acquisition dividend make-whole amount and you provide us a properly executed IRS Form W-8BEN. You should consult your own tax advisors as to whether you are eligible for an exemption from (or reduction of) U.S. withholding tax and whether you are entitled to claim a refund from the IRS for U.S. tax withheld on such portion of the cash acquisition make-whole amount on the ground that such portion represents a portion of the sale proceeds for your shares of our mandatory convertible preferred stock.

Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces your adjusted tax basis in our mandatory convertible preferred stock or common stock (determined on a share by share basis), and thereafter will be treated as gain realized on the sale or other disposition of our mandatory convertible preferred stock or common stock and will be treated as described under “Gain on Disposition” below.

Conversion of mandatory convertible preferred stock into common stock

You will not recognize any gain or loss in respect of the receipt of our common stock upon the conversion of our mandatory convertible preferred stock, except the amounts received with respect to accrued and unpaid dividends and cash or shares of our common stock received with respect to future dividends will be treated in the manner described under “Actual and constructive distributions” above.

Gain on disposition

You generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of mandatory convertible preferred stock (except on conversion, which will be treated in the manner described under “Actual and constructive distributions” above) or common stock, unless:

•	the gain is effectively connected with your trade or business in the United States, subject to an applicable income tax treaty providing otherwise, or

•	we are or have been a U.S. real property holding corporation, as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests (as defined in the Code and applicable regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been, and will not become, a U.S. real property holding corporation.

If you are engaged in a trade or business in the United States and gain recognized by you on a sale or other disposition of mandatory convertible preferred stock or common stock is effectively connected with the conduct of such trade or business, you will generally be taxed in the same manner as a U.S. holder, subject to an applicable income tax treaty providing otherwise.

If your gain from dispositions of mandatory convertible preferred stock or common stock may be effectively connected with the conduct of a trade or business in the United States, we urge you to consult your own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our mandatory convertible preferred stock and common stock, including the possible imposition of a branch profits tax.

Information reporting and backup withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of mandatory convertible preferred stock or common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund of any excess amount withheld under the backup withholding rules, provided that you timely furnish the required information to the IRS.

Federal estate tax

If you are a non-U.S. person (as specifically defined for estate tax purposes) who is treated as the owner of, or has made certain lifetime transfers of, an interest in the mandatory convertible preferred stock or common stock, you will be required to include the value of the stock in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of mandatory convertible preferred stock listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	642,030
Goldman, Sachs & Co.	463,600
Citigroup Global Markets Inc.	272,895
J.P. Morgan Securities Inc.	272,895
Cowen and Company, LLC	37,200
Banc of America Securities LLC	53,140
Mitsubishi UFJ Securities International plc	53,140
Calyon Securities (USA) Inc.	9,300
Commerzbank Capital Markets Corp.	9,300
Fifth Third Securities, Inc.	9,300
Mizuho Securities USA Inc.	9,300
NatCity Investments, Inc.	9,300
Scotia Capital (USA) Inc.	9,300
Suntrust Robinson Humphrey, Inc.	9,300
Total	1,860,000

The underwriters have agreed to purchase all of the shares of mandatory convertible preferred stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of mandatory convertible preferred stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of mandatory convertible preferred stock, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of mandatory convertible preferred stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $18.00 per share. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of an option to purchase up to an additional 279,000 shares of mandatory convertible preferred stock from us in the offering. See “—Overallotment Option.”

	Per Share	Without Option	With Option

Public offering price	$1,000	$1,860,000,000	$2,139,000,000
Underwriting discount	$30	$55,800,000	$64,170,000
Proceeds, before expenses, to us	$970	$1,804,200,000	$2,074,830,000

The expenses of this offering and the concurrent offering, not including the underwriting discount, are estimated at approximately $10.0 million and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 279,000 additional shares of mandatory convertible preferred stock at the public offering price less the underwriting discount from us. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of mandatory convertible preferred stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Other than our concurrent offering of common stock, we, our directors, our executive officers and regional presidents have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus supplement (subject to certain exceptions) without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals have agreed not to directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of any mandatory convertible preferred stock or common stock, request or demand that we file a registration statement related to the mandatory convertible preferred stock or common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any mandatory convertible preferred stock or common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to mandatory convertible preferred stock, common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

New York Stock Exchange Listing

The mandatory convertible preferred stock is approved for listing on the New York Stock Exchange under the symbol “MYLPrA” subject to official notice of issuance.

Price Stabilization, Short Positions

Until the distribution of the shares of mandatory convertible preferred stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our mandatory convertible preferred stock. However, the representatives may engage in transactions that stabilize the price of the mandatory convertible preferred stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the mandatory convertible preferred stock in connection with the offering, i.e., if they sell more shares of mandatory convertible preferred stock than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares of mandatory convertible preferred stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the mandatory convertible preferred stock to stabilize its price or to reduce a short position may cause the price of the mandatory convertible preferred stock to be higher than it might be in the absence of such purchases. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we, other individuals or entities nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our mandatory convertible preferred stock. In addition, neither we, other individuals or entities nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers. The underwriters intend to allocate a limited number of shares of our mandatory convertible preferred stock for sale to their online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on Merrill Lynch’s web site is not part of this prospectus supplement or the accompanying prospectus.

Compliance with Non-U.S. Laws and Regulations

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our mandatory convertible preferred stock or has in its possession or distributes the prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of mandatory convertible preferred stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of mandatory convertible preferred stock to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which, according to its most recent individual or consolidated financial statements, meets at least two or more of the following three criteria (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of mandatory convertible preferred stock to the public” in relation to any mandatory convertible preferred stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the mandatory convertible preferred stock to be offered so as to enable an investor to decide to purchase or subscribe for the mandatory convertible preferred stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter acknowledges and agrees that:

(i)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the mandatory convertible preferred stock in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(ii)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling with Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The mandatory convertible preferred stock is only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Japan

The underwriters will not offer or sell any of the mandatory convertible preferred stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the mandatory convertible preferred stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the mandatory convertible preferred stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This offering circular or any other offering material relating to the mandatory convertible preferred stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the mandatory convertible preferred stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the mandatory convertible preferred stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this offering circular or any other offering material relating to the mandatory convertible preferred stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

United Arab Emirates

The shares of mandatory convertible preferred stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this document does not constitute a public offer of our mandatory convertible preferred stock in the United Arab Emirates and is not intended to be a public offer. This document must not be shown to, passed to, or made available to the public generally in the United Arab Emirates.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received, and may continue to receive, customary fees and commissions for these transactions. In addition, affiliates of all of the underwriters in this offering other than Cowen and Company, LLC are lenders under our Senior Secured Credit Agreement and our Senior Unsecured Interim Loan Agreement. One or more of the underwriters in this offering are also lenders under the credit facilities of Matrix.

As described above and in “Use of Proceeds,” we intend to use the net proceeds of this offering to repay a portion of the indebtedness outstanding under our Senior Unsecured Interim Loan Agreement. Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be received by members or affiliates of members of the Financial Industry Regulatory Authority, or FINRA, participating in this offering as repayment of indebtedness this offering is being conducted in compliance with NASD Conduct Rule 2710(h). This rule requires that the initial public offering price can be at a price no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD Rules. Cowen and Company, LLC is assuming the responsibility of acting as the qualified independent underwriter. In this role, Cowen and Company, LLC has performed a due diligence investigation and reviewed and participated in the preparation of this prospectus supplement. The initial public offering price of the shares of mandatory convertible preferred stock will be no higher than the price recommended by Cowen and Company, LLC.

LEGAL MATTERS

The validity of our mandatory convertible preferred stock offered in this offering and certain other legal matters will be passed upon for us by Kristin A. Kolesar, Associate General Counsel of Mylan. Ms. Kolesar is a participant in various employee benefit plans offered by us to our employees generally. Certain legal matters will also be passed upon for Mylan by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The consolidated financial statements, the related consolidated financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report of Mylan on Form 10-K for the fiscal year ended March 31, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Merck Generics as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated in the Registration Statement of which this prospectus supplement is a part by reference from our Current Report of Mylan on Form 8-K filed on November 1, 2007, in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Akteingesellschaft Wirtschaftprüfungsgesellschaft, independent auditors, which is included therein, and upon the authority of said firm as experts in accounting and auditing. The audit report with respect thereto includes an explanatory paragraph relating to the adoption of IFRS 3, Business Combinations, IAS 36 (rev. 2004), Impairment of Assets, IAS 38 (rev. 2004), Intangible Assets, and IAS 21 (rev. 2004), The Effects of Changes in Foreign Exchange Rates, and an explanatory paragraph relating to the fact that IFRS vary in certain significant respects from U.S. generally accepted accounting principles and refers to note 27 summarizing the nature and effect of such differences.

The consolidated financial statements of Matrix Laboratories Limited as of and for the fiscal years ended March 31, 2006 and 2005, incorporated in this prospectus by reference from the Current Report of Mylan on Form 8-K filed on January 10, 2007, as amended on February 20, 2007, have been audited by Deloitte Haskins & Sells, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act 1934. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements or other information that we file at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. You may obtain a copy of any of these documents, at no cost, by writing or telephoning us at the following address:

Mylan Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Attention: Investor Relations
Telephone: (724) 514-1800

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus supplement, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus supplement. Any statement in this prospectus supplement or incorporated by reference into this prospectus supplement shall be automatically modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus supplement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents listed below and excepted as indicated therein all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended March 31, 2007, filed on May 30, 2007;

•	our Quarterly Reports on Form 10-Q for the periods ended June 30, 2007 and September 30, 2007, filed on August 7, 2007 and November 1, 2007, respectively;

•	our Current Reports on Form 8-K filed on January 10, 2007 (as amended February 20, 2007), May 17, 2007, August 1, 2007, October 5, 2007 (as amended November 1, 2007) and November 13, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed on July 2, 2007; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on April 3, 1986, including any amendment or report filed for the purpose of updating such description.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

MYLAN LABORATORIES INC.

Debt Securities
Preferred Stock
Common Stock

Mylan Laboratories Inc., from time to time, may offer to sell, issue and sell senior or subordinated debt securities, preferred stock and common stock. In addition, selling shareholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. The debt securities may be guaranteed by one or more of our subsidiaries. Our common stock is listed on the New York Stock Exchange and trades under the symbol “MYL”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 20, 2007

In this prospectus, except as otherwise indicated, “Mylan,” “we,” “our,” and “us” refer to Mylan Laboratories Inc. and its consolidated subsidiaries (including Matrix Laboratories Limited, effective January 8, 2007). References herein to a fiscal year mean the fiscal year ended March 31.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings, and selling shareholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer as well as the shares of common stock that selling shareholders may offer. Each time we sell securities or selling shareholders sell shares of common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	our Annual Report on Form 10-K for the year ended March 31, 2006, filed on May 16, 2006;

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•	our Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006, filed on July 28, 2006, November 3, 2006 and February 8, 2007, respectively;

•	our Current Reports on Form 8-K filed on April 7, 2006, July 26, 2006 with respect to items 1.01, 1.02, 2.03 and 9.01, September 1, 2006, December 21, 2006, January 10, 2007, as amended on February 20, 2007, February 1, 2007, with respect to Item 5.02, and February 20, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed on June 27, 2006; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on April 3, 1986, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Attention: Investor Relations
Telephone: (724) 514-1800

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about our market opportunities, strategies, competition, and expected activities and expenditures and at times may be identified by the use of words such as “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements inherently involve risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and our Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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MYLAN LABORATORIES INC.

We are a leading pharmaceutical company and have developed, manufactured, marketed, licensed and distributed generic, brand and branded generic pharmaceutical products for more than 45 years. We are one of the largest manufacturers of generic pharmaceuticals in the U.S. with more than 240 million prescriptions dispensed during the twelve months ended September 30, 2006, the third most of any company, and representing approximately 7% of all prescriptions dispensed in the U.S. Our product portfolio is one of the largest among all U.S. generic pharmaceutical companies, consisting of approximately 160 products. In fiscal year 2006, our last completed fiscal year, we had total revenues of $1.26 billion and net income of $185 million. Through the first nine months of fiscal year 2007, we had total revenues of $1.12 billion and net income of $289 million. Over the past 20 years, our net revenues had a compound annual growth rate of approximately 15%.

We derive, through our subsidiary, Mylan Pharmaceuticals Inc., or MPI, the majority of our generic product revenues primarily from the sale of solid oral dosage pharmaceuticals in nearly 50 therapeutic categories. Our wholly-owned subsidiary, UDL Laboratories, Inc., or UDL, packages and markets pharmaceuticals, in unit dose formats, for use primarily in hospitals, nursing homes and other institutions. UDL is the largest unit dose packager in the U.S., having shipped approximately 700 million doses in fiscal year 2006. Our generic business is further augmented by our wholly-owned subsidiary, Mylan Technologies Inc., or MTI, which is focused on the research, development, manufacture and sale of transdermal patch technologies and products. MTI has developed and manufactured more generic transdermal products than any other company in the U.S.

Mylan is a fully integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, and distribution. In fiscal year 2006, MPI and MTI manufactured more than 95% of all doses we sold. We invest in generic research and development and use our intellectual property expertise to continue to grow our product pipeline. In order to differentiate our products in the marketplace and improve profitability, our product development process targets difficult to develop or manufacture products that benefit from our skills in the development and manufacturing of controlled-release and transdermal pharmaceuticals.

We achieved our position of leadership in the generic industry through our demonstrated ability to obtain Abbreviated New Drug Application, or ANDA, approvals, our quality control driven largely by our manufacturing excellence, and our ability to consistently deliver large scale commercial volumes to our customers, who are some of the largest pharmaceutical distributors and retail pharmacy chains in the U.S.

On January 8, 2007, we acquired approximately 51.5% of the outstanding shares of Matrix Laboratories Limited, or Matrix, a public limited company listed on the Bombay Stock Exchange and National Stock Exchange of India. This followed our acquisition of 20% of Matrix’s outstanding shares through a public offer in India completed on December 21, 2006. We now own approximately 71.5% of the voting share capital of Matrix, and, as of January 8, 2007, Matrix is a consolidated subsidiary of Mylan.

Matrix is engaged in the manufacture of active pharmaceutical ingredients, or APIs, and solid oral dosage products. Matrix is the world’s second largest API manufacturer with respect to the number of drug master files, or DMFs, filed with regulatory agencies, with more than 165 APIs in the market or under development. Matrix is one of the fastest growing API manufacturers in India, with a focus on regulated markets such as the United States and the European Union. Matrix has a wide range of products in multiple therapeutic categories and focuses on developing APIs with non-infringing processes to partner with generic manufacturers in regulated markets at market formation. In Europe, Matrix operates through Docpharma, its wholly-owned subsidiary and a leading distributor and marketer of branded generic pharmaceutical products in Belgium, the Netherlands and Luxembourg. Matrix also has investments in companies in China, South Africa and India.

We were incorporated in Pennsylvania in 1970. Our common stock is listed on the New York Stock Exchange under the symbol “MYL”. Our principal offices are located at 1500 Corporate Drive, Canonsburg, Pennsylvania 15317 and the telephone number is (724) 514-1800. Our Internet address is www.mylan.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling shareholder named in such prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

Nine Months Ended	Fiscal Year Ended March 31,
December 31, 2006	2006	2005	2004	2003	2002

13.21	8.56	—	—	—	—

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense and that portion of rental expense we believe to be representative of interest. Note that prior to our fiscal year ended March 31, 2006, interest charges and that portion of rental expense representative of interest were immaterial.

As of the date of this prospectus, we have not issued any shares of preferred stock.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a summary description of all the material terms of our capital stock. For more information, please see our amended and restated articles of incorporation, or the articles, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.1.

Authorized Shares

We have an authorized capital stock of 605,000,000 shares of consisting of: (1) 600,000,000 shares of common stock, par value $0.50 per share, and (2) 5,000,000 shares of preferred stock, par value $0.50 per share. The authorized shares of preferred stock are issuable from time to time in one or more series on the terms set by the resolution or resolutions of our board of directors providing for the issuance thereof. Each series of preferred stock would have such number, dividend rate (which might or might not be cumulative), voting rights, liquidation preferences, redemption and sinking fund provisions, conversion or exchange rights or other rights and preferences, if any, as our board of directors may determine, subject to the Pennsylvania Business Corporation Law of 1988, as amended, or BCL.

Voting Rights

General.  All voting power of our shares belongs exclusively to the holders of our common stock, except for such voting rights as may be granted to the holders of any preferred stock to be issued by us under our articles or in the resolutions of our board of directors establishing any such series, or as otherwise required by law. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a shareholder vote and do not have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected and that the holders of a majority of the shares voting for the election of directors can elect the entire board of directors.

Transactions with an Interested Person.  The articles require that certain transactions between us and an “interested person” be approved by the affirmative votes of the holders of 75% of our outstanding common stock. An “interested person” is defined by the articles to mean any person who beneficially owns 10% or more of our outstanding common stock.

The transactions subject to this special vote requirement include (1) any merger or consolidation to which we and an interested person are parties, (2) any sale, lease, exchange or other disposition of all of substantially all of our consolidated assets to an interested person, (3) the adoption of any plan or proposal for our liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of our common stock, or (4) any transaction of a character described in (1), (2) or (3) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate. For purposes of this provision, (a) an “affiliate” of a person is another person that directly or indirectly controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) any corporation or organization of which such person is an officer, partner or the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or estate in which such person has a 10% or greater beneficial interest or for which such person serves as trustee or in a similar capacity; or (iii) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.

This special shareholder vote requirement does not apply to any transaction which is (1) approved by the vote of not less than a majority of our board of directors prior to the time the interested person involved in the transaction became an interested person or (2) approved prior to consummation by the vote of not less than a majority of our board of directors disregarding the vote of any director who is the interested person involved in the transaction, an affiliate, associate or agent of such interested person or an associate or agent of any such affiliate.

Shareholder Action — Meetings and Special Meetings.  Our Second Amended and Restated Bylaws, or the bylaws, provide that an annual meeting of shareholders will be held on the last Friday of July or such other date and time fixed by the board of directors. Special meetings of shareholders may be called at any time by the chairman of our board of directors or by two-thirds of the board of directors. Business transacted at such annual and special meetings must meet certain requirements specified by our bylaws, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.2.

Amendment of Articles and Bylaws.  Any amendment to the articles provisions described under “Transactions with an Interested Person” above would require approval by the affirmative votes of the holders of 75% of the outstanding shares of common stock. By statute, any amendment to any other provision of the articles or any amendment of the bylaws by the shareholders would require approval by a majority of the votes cast on the proposed amendment at a meeting of shareholders at which a quorum of a majority of the voting power of the voting stock was present. Except as to matters for which a shareholder vote is required by statute, our board of directors may also amend the bylaws without shareholder approval by a majority vote of the directors present and voting at a meeting at which a quorum is present.

Board of Directors

The number of directors which constitute the full board of directors may be not be less than three, provided that if all the shares of the Company shall be owned beneficially and of record by either one or two shareholders, the number of directors may be less than three but not less than the number of shareholders, with the exact number to be fixed by our board of directors or the shareholders. Except as otherwise required by law, vacancies on our board of directors caused by the death, resignation or removal of a director may be filled by appointment thereto by the chairman of our board of directors, or in his absence, by the vice chairman of the board of directors, and such director so appointed shall serve for the unexpired term of the director causing such vacancy.

Nomination of Director Candidates.  Our bylaws require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to our secretary not later than 120 days prior to the anniversary date of the immediately preceding annual shareholder meeting (provided that such meeting is called for a date within 25 days of such anniversary date) or, in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on the earlier of the first date notice or other public disclosure of such meeting.

Shareholder Rights Plan

We have established a shareholder rights plan under which each share of common stock presently outstanding or which is issued hereafter prior to the “distribution date,” defined below, is granted one preferred share purchase right, or a right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.50 per share, or Series A Preferred Stock, or, in certain circumstances, shares of common stock, other securities, and/or cash or other property, at a purchase price of $90 per share of Series A Preferred Stock (or, when applicable, common stock, securities, cash, and/or other property), subject to adjustment. The complete terms and conditions of the rights are set forth in a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, as amended through December 19, 2005, or the Rights Agreement, which is referenced as Exhibits 4.2(a)-(f) hereto.

Until a distribution date occurs, the rights will be evidenced by the certificate for the shares of our common stock to which they are attached, and the transfer of any certificate for common stock will also constitute the transfer of the rights attached to such shares. The rights will detach from the outstanding shares of our common stock and separate right certificates will be issued when there is a distribution date, and thereafter the right certificates alone will represent the rights. The rights are not exercisable until the distribution date and will expire at the close of business on August 13, 2014 (the “final expiration date”), unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case.

A “distribution date” will occur on (i) the tenth day following a public announcement that a person has become an acquiring person (the date of such public announcement being the “shares acquisition date”), or (ii) if earlier, the tenth business day (or such later date as may be determined by our board of directors prior to such time as any person becomes an acquiring person) following the commencement or announcement of a tender or exchange offer that would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding shares of common stock.

An “acquiring person” is a person or group of affiliated or associated persons that beneficially owns 15% or more of the outstanding shares of common stock but does not include (1) us, our subsidiaries, any of our or our subsidiaries’ employee benefit plans, or any entity holding shares of common stock pursuant to the terms of any such plan; (2) any person or group that becomes the beneficial owner of 15% or more of the outstanding shares of common stock solely as a result of the acquisition of common stock by us, unless such person or group thereafter acquires additional shares of common stock; or (3) subject to certain conditions set forth in the Rights Agreement, a person that otherwise would have become an acquiring person as a result of an inadvertent acquisition of 15% or more of the outstanding shares of common stock.

The purchase price payable upon exercise of the rights and the number of shares of Series A Preferred Stock (and the amount of other securities and/or property, if any) issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event that (i) there is a stock dividend on, or a subdivision, combination, or reclassification of the Series A Preferred Stock, or (ii) the holders of Series A Preferred Stock are granted certain options, warrants, or rights to subscribe for or purchase shares of Series A Preferred Stock (or equivalent preferred stock) or securities convertible into Series A Preferred Stock (or securities convertible into equivalent preferred stock) at a price less than the current market price of Series A Preferred Stock, or (iii) any evidences of indebtedness or assets (other than regular quarterly cash dividends or dividends payable in shares of Series A Preferred Stock) or any subscription rights or warrants (other than rights, options, or warrants of the type referred to in clause (ii) of this paragraph) are distributed to the holders of Series A Preferred Stock.

Subject to certain exceptions as set forth in the Rights Agreement, no adjustment in the purchase price will be required until the cumulative adjustments amount to 1% of the purchase price. The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the shares of common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the shares of common stock occurring, in any such case, prior to the distribution date. No fractional shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandths of a share of Series A Preferred Stock, which, at our election, may be evidenced by depository receipts) will be issued upon exercise of the rights, but, in lieu thereof, a cash adjustment will be paid to the holder of the exercised rights based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Shares of Series A Preferred Stock purchasable upon exercise of the rights will not be redeemable. The dividend, liquidation, and voting rights, and non-redemption features of the Series A Preferred Stock are designed so that the value of a one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each right should approximate the value of one share of our common stock. Each whole share of Series A Preferred Stock will be entitled to receive a quarterly preferential dividend equal to the greater of (a) $1.00 or (b) 1,000 times the dividend declared with respect to each share of our common stock. In the event of liquidation, the holders of each whole share of Series A Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of (1) $1,000.00 or (2) 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the shares of our common stock. Finally, in the event of any merger, consolidation, or other transaction in which shares of our common stock are exchanged for or changed into other stock or securities, cash, and/or other property, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights and preferences are protected by customary anti-dilution provisions.

Once a person has become an acquiring person, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an acquiring person will be null and void. In the event that any person becomes an acquiring person, proper provision shall be made so that each holder of a right (other than a right that is or was beneficially owned by an acquiring person that has become null and void pursuant to the terms of the Rights Agreement), shall thereafter have the right to receive upon exercise of such right that number of shares of common stock (or, in certain circumstances, Series A Preferred Stock, or other securities, property and/or cash) having a value equal to two times the then-current purchase price.

In the event that, at any time after a person becomes an acquiring person, (1) we are acquired in a merger or other business combination, or (2) 50% or more of the assets or earning power of us and our subsidiaries (taken as a whole) is sold or otherwise transferred, proper provision will be made so that each holder of a right (other than a right that is or was beneficially owned by an acquiring person that has become null and void pursuant to the terms of the Rights Agreement) shall thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Preferred Stock, shares of common stock of the acquiror then having a current market value equal to two times the then-current purchase price.

At any time prior to the shares acquisition date, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right, subject to adjustment (the “redemption price”). The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after any person becomes an acquiring person, and prior to the time any person (other than us, our subsidiaries, any of our or our subsidiaries’ employee benefit plan, and any entity holding shares of common stock pursuant to the terms of any such plan) becomes the beneficial owner of 50% or more of the outstanding shares of our common stock, we may, at the option and election of our board of directors, exchange shares of our common stock (or in certain circumstances, shares of Series A Preferred Stock) for all or any part of the then-outstanding and unexercised rights (other than rights that are or were beneficially owned by an acquiring person that have become null and void pursuant to the terms of the Rights Agreement) at an exchange rate of one share of our common stock (or in certain circumstances, one one-thousandth of a share of Series A Preferred Stock) per right, appropriately adjusted to reflect any stock dividend, stock split, reverse stock split, or other similar transaction that occurred after August 22, 1996.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after the close of business on the tenth calendar day following the shares acquisition date no such amendment may adversely affect the interests of the holders of the rights (other than rights that are or were beneficially owned by an acquiring person that have become null and void pursuant to the terms of the Rights Agreement) and provided, however, that if such amendment occurs on or after an adverse change of control, then the rights plan may be amended only if there are continuing directors in office and such amendment is authorized by a majority of such continuing directors.

Pennsylvania Business Corporation Law

The provisions of the articles described under “Voting Rights” and “Board of Directors” above and our shareholder rights plan are in addition to certain provisions of Chapter 25 of the BCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us.

Under Section 2538 of the BCL, any merger, consolidation, share exchange or sale of assets between us or one of our subsidiaries and any of our shareholders, any of our divisions in which any shareholder receives a disproportionate amount of any shares of common stock or other securities of any corporation resulting from the division, any voluntary dissolution of our company in which a shareholder is treated differently from other shareholders of the same class or any reclassification in which any shareholder’s voting or economic interest in us is materially increased relative to substantially all other shareholders must, in addition to any other shareholder vote required, be approved by a majority of the votes which all shareholders other than the shareholder receiving the special treatment are entitled to cast with respect to the transaction. This special vote requirement does not apply to a transaction (1) which has been approved by a majority vote of our board of directors, without counting the vote of certain directors affiliated with or nominated by the interested shareholder or (2) in which the consideration to be received by the shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

We have elected to opt out of:

•	Subchapter 25E of the BCL, which, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, would have permitted any other shareholder to demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding;

•	Subchapter 25G of the BCL, which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition; and

•	Subchapter 25H of the BCL, which would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired or offered to acquire 20% of our voting power or publicly disclosed an intention to acquire control of Mylan.

We have not elected to opt out of, and therefore we are subject to, Subchapter 25F of the BCL (relating to business combinations), which generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Dividend Rights

The holders of common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. If preferred stock is issued, our board of directors may grant to the holders of such preferred stock preferential dividend rights that would prohibit payment of dividends on the common stock unless and until specified dividends on the preferred stock had been paid or in other circumstances and/or rights to share ratably in any dividends payable on the common stock.

Liquidation Rights

Upon liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of our common stock are entitled to share ratably in our assets available for distribution after all of our liabilities have been satisfied and all preferential amounts payable to the holders of preferred stock have been paid. If preferred stock is issued, our board of directors may grant to the holders of such stock preferential liquidation rights, which would entitle them to be paid out of our assets available for distribution before any distribution is made to the holders of common stock and/or rights to participate ratably with the common stock in any such distribution.

Indemnification

Under Section 1746 of the BCL, a Pennsylvania corporation is authorized to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our bylaws substantively provide that we will indemnify our officers and directors and, to the extent authorized by our board of directors, our employees and agents, to the fullest extent authorized by law, including Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its bylaws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to federal, state or local law. Our bylaws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

Our bylaws provide that each person who is or was serving as a director or officer of the corporation, or any person who, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise shall be entitled to indemnification as and to the fullest extent permitted by law, including the BCL or any successor statutory provision, as from time to time amended.

Our bylaws also provide that we may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties.

In addition, we have indemnification agreements with our directors and contractual indemnification obligations to certain of our officers, which provide that we will indemnify such persons against any and all expenses, liabilities and losses incurred by such person in connection with any threatened, pending or completed action, suit, proceeding or investigation to which such person was or is a party, or is threatened to be made a party, because such person is or was a director or officer of our company or of any of our subsidiaries, or served at our request as a director, officer, trustee, employee or agent of another entity, provided generally that such proceeding was authorized by our board of directors.

Miscellaneous

The holders of shares of our common stock do not have preemptive rights or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number at this location is (212) 509-1745. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

Our common stock is listed on the NYSE under the symbol “MYL”.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

We may offer senior or subordinated unsecured debt securities, which may be convertible. Our debt securities will be issued under one or more indentures to be entered into between us and The Bank of New York.

We have summarized certain general features of the debt securities from the indentures. Indenture forms are attached as exhibits to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Guarantees

We or one or more of our direct or indirect subsidiaries, or any combination of them, may, severally or jointly and severally, guarantee any or all of the series of debt securities. Guarantees may be full or limited, senior or subordinated or any combination thereof. In all cases, however, the obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. We will describe the specific terms of any guarantees in a prospectus supplement. These terms will include some or all of the terms detailed in this section.

All guarantees will bind the successors of the guarantors and will inure to the benefit of holders of the debt securities guaranteed. The guarantees will terminate as described in the applicable prospectus supplement.

The guarantee of a subsidiary will be released as described in the applicable prospectus supplement.

  Structural Subordination

We are a holding company and substantially all of our operations are conducted through direct and indirect subsidiaries. As a holding company, we own no significant assets other than our equity in our subsidiaries, and our ability to meet our debt service obligations, including payments on the debt securities, will be dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders. In addition, a guarantee of our debt securities by our subsidiaries will be effectively subordinated to all of the liabilities of our subsidiaries with regard to the assets and earnings of our subsidiaries.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indentures and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the common stock, preferred stock or any series of debt securities that may be guaranteed by certain of our subsidiaries and selling shareholders may sell common stock being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to be received by us or selling shareholders from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we or selling shareholders use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

If indicated in an applicable prospectus supplement, we or selling shareholders may sell the securities and selling shareholders may sell common stock through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We or selling shareholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase securities at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions paid for solicitation of these delayed delivery contracts.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us or selling shareholders. Any remarketing firm will be identified and the terms of its agreements, if any, with us or selling shareholders and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us or selling shareholders against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or selling shareholders in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us or selling shareholders for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Kristin A. Kolesar, Esq., Senior Corporate and Compliance Counsel of Mylan Laboratories Inc. Ms. Kolesar is a participant in various employee benefit plans offered by us to our employees generally. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Ms. Kolesar and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, the related consolidated financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report of Mylan Laboratories Inc. on Form 10-K for the fiscal year ended March 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Matrix Laboratories Limited as of and for the fiscal years ended March 31, 2006 and 2005, incorporated in this prospectus by reference from the Current Report of Mylan Laboratories Inc. on Form 8-K filed on January 10, 2007, as amended on February 20, 2007, have been audited by Deloitte Haskins & Sells, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

1,860,000 Shares

Mylan Inc.

6.50% Mandatory Convertible Preferred Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Goldman, Sachs & Co.

Citi

JPMorgan

Cowen and Company

Banc of America Securities LLC

Mitsubishi UFJ Securities

November 13, 2007